 

LEGION PARTNERS

Macellum
CAPITAL MANAGEMENT

ANCORA™

RESTORE
BED BATH
&BEYOND

April 26, 2019

buy buy BABY.

COST PLUS WORLD MARKET.

Christmas Tree Shops and That!

HARMON® FACE VALUES®
DISCOUNT HEALTH & BEAUTY

ONE KINGS LANE

Personalization MALL.COM

Mission Statement

"We strongly believe Bed Bath is not realizing its true potential. Our goals are to make Bed Bath a more rewarding place to work for its 65,000 employees and a more profitable company in which to invest – two goals we believe are 100% aligned."

~Chris Kiper, Legion Partners

"It all starts with putting a board structure and executive team in place with the skills and experience needed to meet the challenges facing retailers today. We're proud to present an all-star cast of dedicated independent board members that will be tasked with hiring and mentoring a new executive team and establishing a winning culture to restore this once great company."

~Jon Duskin, Macellum Capital



Background of Investor Group

- Legion Partners, Macellum Capital, and Ancora are deep research-oriented investment firms

  - ➤ Significant investing expertise focused on catalyzing sustainable business and governance improvements for the long-term benefit of all shareholders

  - ➤ Investor Group partnered together to restore value to all shareholders of BBBY

  - ➤ The Investor Group and the nominees are deemed to beneficially own 6,911,749 shares of common stock of BBBY, or approximately 5.0% of the outstanding shares

  - ➤ Considerable experience in retail and consumer businesses - including reconstituting and serving on various public boards:



Table of Contents

(continued on following page)



Table of Contents



Executive Summary: Failing Business with Tremendous Potential

- Historical performance demonstrates Bed Bath & Beyond's Board and management have failed shareholders
  - BBBY's shares have underperformed retail peers in shareholder return by 800% since Steven Temares became CEO on April 2, 2003
  - The board has demonstrated a lack of respect for shareholders and basic governance principals
    - "Executive Office"[1] has been awarded over $300 million in total compensation during a period in which they oversaw the destruction of over $8 billion in market value[2]
    - Victoria Morrison, as chair of the compensation committee (despite 4 consecutive failed say-on-pay votes), didn't receive majority of votes last year and the Board unanimously refused to accept her resignation
  - The CEO would remain the same under the Board's recent changes – same management team, same results can be expected

- We believe Bed Bath has enormous potential under new leadership – our goal is to reinvigorate Bed Bath and restore a winning culture

- Our Plan:
  - Quickly prioritize increasing profitability and cash generation
    - Improve gross margins through supply chain and sourcing initiatives
    - Streamline cost structure through a comprehensive review of expenditures
    - Focus capital allocation priorities on generating cash from divesting non-core assets and improving management of working capital

  - Build a customer-centric organization to stabilize and grow sales
    - Improve the in-store shopping experience
    - Enhance ecommerce execution and recalibrate omnichannel approach
    - Supply a compelling well curated assortment of products
    - Provide services that will enhance customers' experience and spending
    - Develop marketing that effectively communicates the Company's value proposition

 Source: SEC Filings, Capital IQ, Investor Group estimates
(1) "Executive Office" consists of CEO Steven Temares and Executive Co-Chairmen Warren Eisenberg and Leonard Feinstein
(2) Decline in market capitalization partially offset by dividends paid ($202 million)

Diligence Process

- The Investor Group and our nominees have performed detailed financial and operational diligence to understand what has gone wrong and to strategize how a refreshed board and management team will return Bed Bath to prominence

- The Investor Group and our nominees believe substantial opportunity exists to enhance long-term value at Bed Bath – the material herein will help serve as the roadmap for new leadership

- The analysis included in this presentation is the Investor Group and our nominees' belief based entirely on public information and extensive diligence including:

  ➢ **Store Visits:** +200 store visits across the country, many of which were performed with operating advisors on site
  ➢ **Industry Experts:** Discussion with over 40 former BBBY employees and +100 industry executives and vendors with domain expertise in retail operations, marketing, vendor relationships, direct sourcing, supply chain, and digital technology / IT
  ➢ **Consulting Resources:** Advisory services of a nationally renowned consulting firm with focus on operational turnarounds, consumer engagement, and cost restructuring to quantify expected impact of initiatives
  ➢ **Nominees:** Engaged team with deep retail experience includes 7 former retail CEOs, 3 ecommerce experts, 4 executives with domain expertise in supply chain and vendor relationships
  ➢ **Consumer Study:** Proprietary consumer survey of more than 650 active Bed Bath customers
  ➢ **Management/Board Due Diligence:** In-person meetings with board members and executive officers and review of 15 years of SEC filings and 10 years of earnings transcripts
  ➢ **Nominee Background Checks:** Interviews and third-party background checks on all director nominees
  ➢ **Benchmarking:** Detailed operational benchmarking with analysis of peer accounting and business models

- Given the information vacuum that exists due to a lack of reported segment detail and disclosures that are far below the level provided by the Company's public peers, understanding what is a relatively simple operating model requires considerable use of third-party resources


Source: Analysis based on public information and utilized third-party consulting expertise

Compelling Upside - A Business Worth Fighting For

- **Iconic brand with $12 billion of sales** and a loyal customer base offers considerable opportunity to better monetize existing customer interaction - recovery story doesn't require believing comparable sales will accelerate in a meaningful way

- **The future of retail is omnichannel where stores are a competitive advantage** - Amazon is building stores and Wayfair just announced its first store location - to thrive in an omnichannel world, a concept must be engaging and easy to transact with across stores, web, and mobile

- **Bed Bath's archaic supply chain and bloated SG&A structure offer considerable opportunity for efficiency** - improving efficiencies in the supply chain along with rationalizing SG&A can unleash dramatically higher earnings power than is evident in today's margin structure

- **Significant hidden value to be unlocked** - potential proceeds from sale of non-core assets and cash flow released from inventory rationalization could provide an estimated **$1.9 billion windfall** (as further detailed on slides 139 and 142) – a considerable sum in the context of a $2.2 billion market capitalization

- **Substantial earnings power and free cash flow generation** increases optionality associated with employing a disciplined approach to allocating capital to the highest return uses – the Investor Group believes the Company can generate **over $600 million in free cash flow annually and $5.00 in EPS**

> ## New Governance and a new CEO can unlock substantial value for all shareholders

 Source: SEC Filings, Investor Group estimates

Material Board Reconstitution is Required

- Under the current CEO, the Company's operational performance is deteriorating at an accelerating pace and he must be removed immediately and replaced with a highly qualified and capable leader

- In our view, the Board and CEO's "plan" does not seem comprehensive enough to stem the tide of value destruction - at the current pace, the Company will have breakeven operating results within 3 years

- Bed Bath's turnaround requires a board that is engaged and brings direct retail experience and significant relevant skills to bear across every facet of operations to generate shareholder returns and improve Bed Bath's long-term prospects

- Our director nominees have been carefully selected for their expertise in:
  - ➢ Customer-centricity
  - ➢ Retail operations and executional excellence
  - ➢ Effective marketing, branding and ecommerce
  - ➢ Sourcing, supply chain and private label
  - ➢ Cost cutting and optimizing real estate
  - ➢ Capital allocation
  - ➢ Corporate governance and creating shareholder value

- Newly appointed directors do not appear to have the same level of requisite skills to oversee meaningful operational change

- Reconstituted Board has not announced a new strategic plan and existing initiatives show little evidence of success

- Our nominees have developed a plan that will ensure the right executives are in place to execute, prioritize initiatives and be held accountable

Where's management's comprehensive plan?



Source: Investor Group estimates

Our Core Priorities for Newly Constituted Board

1. Conduct a **global CEO search** to find the best possible executive to address the specific challenges facing Bed Bath and appoint an interim CEO if new CEO has not been identified by the time of the Annual Meeting

2. Establish a **culture of success** based on delivering results rather than length of tenure within the Company

3. Return Bed Bath to a **customer-centric organization** – this will require executing seamlessly in stores and online and requires investment in people and technology in order to expand capabilities

4. Oversee the implementation of the 100-Day Plan to **improve profitability** through structural changes that competitors initiated decades ago – our nominees will also push to set new standards for **transparency and measurement of results** associated with key initiatives



Once Leading Concept Failed to Adapt

Public Company History: Adjusted EBIT Margin % and Number of Stores



Adjusted EBIT Margin %
Stores
Adjusted EBIT MArgin %
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Number of Stores
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
12% 12% 12% 11% 11% 11% 11% 11% 11% 12% 13% 14% 15% 15% 13% 12% 9% 13% 15% 17% 15% 14% 13% 12% 9% 6% 3%
Founded in 1971 (2 stores)
IPO 1992
2003 -- period of impressive growth and profitability, but also under-investment in capabilities -- 2013
Failed Strategy and Execution

Source: SEC Filings, Capital IQ, Investor Group estimates

- Decentralized merchandising structure worked well initially, but Company failed to evolve
  - ➢ Unique category killer grew stores quickly and took market share from other industry players
  - ➢ Allowing store managers to take central role as chief merchant worked well for first 40 years, but as retailing complexity increased and the shopping experienced evolved, competitors overtook Bed Bath in almost all aspects of modern day omnichannel retailing
  - ➢ During the early 2000's, the company failed to improve its supply chain and data analytics to new standards of performance and service
- As it became increasingly obvious that the Company needed to adapt, the Board seemed to fail to recognize their position and did not prioritize the right initiatives – the CEO has not been held accountable for this failure
  - ➢ The CEO seems to accomplish only a small percent of countless initiatives that we do not view as critical and the Board has either been unable to understand or unwilling to change this behavior
- Stale retail perspective has been an impediment to embracing industry change
  - ➢ The first time "Amazon" was mentioned on a Company conference call was December 21, 2016
  - ➢ Over the last five years, the leadership team has spent considerable capital on ecommerce and IT investments, but poor execution has resulted in a suboptimal omnichannel experience and little return on this investment
  - ➢ Additionally, the Company has spent hundreds of millions of dollars on consultants, but it appears they gave these firms such narrow project scopes to identify and implement changes that dollars spent also resulted in little benefit



High Level Overview of Plan

Shareholder Vote	100-Day Plan & Hire New CEO	Medium-Term Strategic Imperatives	Improving Long-Term Growth

Reconstitute board and institute corporate governance best practices

Begin bringing financial disclosures up to industry standards

Appoint CEO or an interim CEO from nominees until candidate is identified

100-Day Plan:
- Full organizational assessment, cultural audit, and employee communication plan
- Begin line review process to create a compelling assortment
- SKU and vendor rationalization
- Initiate cost savings program
- Strategic review of non-core businesses
- Determine capital allocation framework

Focus efforts on key priorities that increase sales and profitability:
- Align compensation to performance for executives down to store level management
- Increase gross margin through direct sourcing and private label programs
- Reduce non-customer facing spend in SG&A
- Initiate marketing campaign to combat price perception and optimize advertising efficiency

Reinvest portion of savings in training employees, adding data analytics capabilities, and expanding distribution network

As margins are recovering, test bigger, bolder initiatives for topline growth and customer engagement

Report back to investment community on results of tests and set quantifiable goals for long-term growth



New Board and CEO Can Drive Better Performance

Investor Group and nominees believe profitability can be enhanced while investments in core capabilities and sales-driving initiatives are made to improve topline

100 bps to 190 bps

(100 bps) to (300 bps)

80 bps to 130 bps

220 bps to 360 bps

6.2%

9% to 10%

2018 EBITDA Margin %	Line Reviews and Sourcing	Private Label	SG&A Efficiencies	Investments in Sales-Driving Initiatives	EBITDA Margin Target %

We believe margin expansion by 300 to 400 bps coupled with appropriate capital allocation can generate over $5.00 in EPS annually

 Source: SEC Filings, Investor Group estimates, nationally recognized operating consultant "outside-in" assessment

Table of Contents

II. Argument for reconstitution of board and replacement of CEO



BBY Shares Have Materially Underperformed

Bed Bath shares have underperformed the retail industry (share price adjusted for dividends)

1-Year TSR: (32%), 13%, 19%, 10%

3-Year TSR: (70%), 28%, 3%, 46%

5-Year TSR: (78%), 54%, 30%, 66%

10-Year TSR: (40%), 410%, 477%, 324%

Since April 2, 2003 [4]: (58%), 599%, 754%, 350%

■ Bed Bath & Beyond Inc. ■ Retail Peers [2] ■ Proxy Peers [3] ■ S&P 500

Significant destruction of shareholder value over the last 15 years



Source: Capital IQ, Bloomberg
(1) Total shareholder return shown through March 25, 2019, the day before the Investor Group announced their nomination of directors
(2) Retail peers include: BBY, BURL, DKS, FND, HBC, HD, HOME, JCP, JWN, KIRK, KSS, LOW, M, MIK, ODP, RH, ROST, TCS, TGT, TJX, TSCO, TTS, WMT, WSM
(3) 2017 compensation peer group from 2018 proxy filing includes: AAP, AZO, DKS, DDS, DG, DLTR, FL, GME, GPS, KSS, LB, M, JWN, ODP, ORLY, ROST, WSM
(4) Date Steven Temares became CEO

Serial Underperformer on Total Shareholder Return[1]

1-Year TSR



3-Year TSR



5-Year TSR



10-Year TSR



Bottom quartile performance in virtually any time horizon in last 10 years



Source: Capital IQ
Note: Peer group may vary for different time periods based on when companies came public
(1) Total shareholder return shown through March 25, 2019, the day before the Investor Group announced their nomination of directors

Accelerating Declines in Return on Invested Capital

Annual Return on Invested Capital (15 Year History)



Return on invested capital has gone from 23% in 2003 to below the
Company's cost of capital in 2018

Source: SEC Filings, Earnings Transcripts, Investor Group estimates
Note: See appendix for detailed calculation and adjustments

Stagnant Same Store Sales

Trailing 3-Year Average Annual Same Store Sales vs Retail Peers[1]

Home Depot	HomeGoods	Tuesday Morning	At Home	Ross	Best Buy	Lowe's	Williams Sonoma	Target	Michaels	Kohl's	The Container Store	Macy's	Bed Bath & Beyond	Kirkland's	Pier 1
5.9%	4.7%	4.6%	4.3%	4.0%	3.6%	3.5%	2.5%	1.9%	0.4%	0.3%	0.2%	(0.9%)	(1.0%)	(1.3%)	(4.5%)

Despite "buying the comp"[2] with coupons, same store sales have lagged retail peers - Bed Bath has not risen to the competitive challenge by offering a customer-centric experience and value proposition



Source: SEC Filings, Capital IQ, Investor Group estimates
(1) Closest retail peers for sales growth comparison selected by Investor Group
(2) "Buying the comp" refers to trading profitability for sales growth

EBITDA Margins at Lowest Level in 15 Years

Annual Adjusted EBITDA Margin (15 Year History)



EBITDA margins have declined for seven straight years with the deterioration in profitability accelerating in the last three years

Source: SEC Filings, Earnings Transcipts, Investor Group estimates
Note: See appendix for detailed calculation and adjustments

EBITDA Margins Lag Peers by Significant Difference



Company	EBITDA Margin
HD	16.6%
ROST	15.8%
HOME	15.8%
MIK	15.2%
TJX	12.9%
KSS	12.0%
WSM	11.8%
TSCO	11.1%
LOW	10.6%
TCS	10.2%
M	9.5%
TGT	8.7%
DKS	8.2%
BBY	6.4%
BBBY	6.2%
KIRK	5.4%
PIR	4.9%
TUES	0.5%

EBITDA margins lag retail peers by a large gap – we believe Bed Bath should likely be earning a double-digit margin

Source: SEC Filings, Capital IQ, Investor Group estimates
Note: Detailed benchmarking assumptions and accounting adjustments in appendix; peer data has been adjusted to improve comparability and is based on last reported annual period with a filed 10-K, except Bed Bath which reflects FY2018 (10-K filing forthcoming)
(1) Closest retail peers for benchmarking comparison selected by Investor Group

Table of Contents



CEO's Guidance Has Little Credibility Given Track Record

Annual EPS Guidance Range vs Actual Results

Adjusted EPS

2015 Guidance: $5.32 / $5.07, Actual $5.06

2016 Guidance: $5.00 / $4.50, Actual $4.58

2017 Guidance: $4.44 / $4.12, Actual $3.12

2018 Guidance: $2.50 / $2.00 (2), Actual $1.92 (1)

■ High / Low Range of Adjusted EPS Guidance   ● Actual

Given the very consistent over-promise and under-deliver track record, it's clear to us that management doesn't have a handle on how various initiatives impact the bottom line

---



Source: SEC Filings, Earnings Transcripts
(1)   Adjusted to exclude impact of $8.2 million in severance expense, $25.4 million of gains for asset sales, and $412.6 million in expense related to impairments (all after-tax adjustments)
(2)   Original guidance was "mid-to-low $2 in EPS" implying something higher than $2 at the low end of the range

Prolific Value Destruction through Share Buybacks

Historical Share Buyback Program and Average Repurchase Price

In December 2014, the Company completed an accelerated share repurchase for 16.8 million shares at an average price of $65.41 funded with the issuance of $1.5 billion in senior unsecured notes

Share price prior to Investor Group nomination $13.69[1]

Cash Spent on Share Repurchases ($'s in millions) — Price of Shares Repurchased

FY	Cash Used for Share Repurchase	Average Price
FY04	$350	$40
FY05	$598	$36
FY06	$301	$40
FY07	$734	$36
FY08	$48	$29
FY09	$95	$35
FY10	$688	$43
FY11	$1,218	$57
FY12	$1,001	$62
FY13	$1,284	$70
FY14	$2,251	$68
FY15	$1,101	$59
FY16	$547	$44
FY17	$252	$31
FY18	$148	$16

■ Cash Used for Share Repurchase   ● Average Price

Bed Bath has repurchased $10.6 billion in stock at an average share price of $50 per share since 2003 and took on $1.5bn of debt to help accomplish this



Source: SEC Filings
(1) Share price as of March 25, 2019, the day before the Investor Group announced their nomination of directors

23

History of Distracting and Dilutive Transactions

BBBY has spent over $1 billion on questionable M&A during CEO Temares' tenure yet the performance of these acquisitions has never been disclosed – many appear to be distracting to management, dilutive to shareholders, and some are windfalls for the co-founders' families

Year	Target	TEV	Management Rationale	Investor Concern
2002	Harmon Stores	~$24m	Footprint expansion and entrance into discount health & beauty	First acquisition by Company – began precedent of non-segmented disclosure
2003	Christmas Tree Shops	~$194m	Footprint expansion and entrance into seasonal giftware	Concept morphing into "andThat!" stores – a seemingly random assortment of seasonal gifts, home furnishings and food & drink (acquired for ~0.54x 2002 Revenue of $370m)
2007	buybuy BABY	~$86m	Expansion into infant and toddler merchandise	Founded and run by Chairman Feinstein's children. The deal paid off $19m of debt held by the Feinstein family – was this a bailout?
2012	Cost Plus	~$561m	Diversify into new geographies and expand food categories	Largest acquisition ever, yet performance remains a mystery to shareholders (acquired for ~10.5x LTM EBITDA)
2012	Linen Holdings	~$108m	Improve sourcing capabilities and gain access to new customers	Caters to institutional customers in hospitality, cruise line and healthcare industries – synergies unclear
2015	Of a Kind	Unknown	Boutique luxury ecommerce store	Very small and unclear if asset has grown
2016	One Kings Lane	~$12m	Flash sale ecommerce for home décor and design (incl. furniture)	Once privately valued at $900m+ with $100m+ in revenue, the business subsequently failed before being purchased by BBBY
2016	PersonalizationMall.com	~$190m	Online retailer of personalized gifts	Largest ecommerce acquisition ever, yet excluded from broader BBBY tech re-platforming initiative ("FEO" or "front-end optimization")
2017	Chef Central	~$1m	Expansion into "experience retail" – cooking classes/contests in stores, etc.	Founded and run by Chairman Eisenberg's son; near-defunct concept in the midst of closing entire store fleet
2017	Decorist	~$5m	Online interior design service	Appears to require heavy tech investment in 3D rendering; numerous other startup competitors


Note: Steven Temares was BBBY President & COO during Harmon Stores acquisition and CEO for all other acquisitions
Source: SEC Filings, Investor Group estimates

The Result is a Worst-in-Class Valuation Multiple

LTM EV/EBITDA Ratio[1] vs Retail Peers[2]

Mid & Large Box Retail and Home Related Retail	Department	Off-Price

Chart data (LTM EV/EBITDA):

- FND: 22.1x
- LOW: 17.9x
- HD: 13.5x
- TSCO: 13.4x
- HOME: 11.4x
- RH: 10.8x
- WMT: 10.4x
- TTS: 7.9x
- TGT: 7.8x
- WSM: 7.1x
- TCS: 6.9x
- BBY: 6.8x
- ODP: 5.6x
- TUES: 5.6x
- MIK: 5.5x
- DKS: 4.9x
- BBBY: 2.7x
- KIRK: 1.5x
- JCP: 6.7x
- KSS: 5.7x
- JWN: 5.4x
- M: 4.4x
- BURL: 13.8x
- ROST: 13.6x
- TJX: 12.8x

Y-axis scale: 0.0x, 5.0x, 10.0x, 15.0x, 20.0x, 25.0x

Valuation is among worst in retail which we believe is due to lack of investor confidence in management



Source: SEC Filings, Capital IQ
(1) Valuation date 3/25/19, the day before the release of the Investor Group's nomination
(2) Peers selected by Investor Group

Table of Contents

II.   Argument for reconstitution of board and replacement of CEO



Compensation Overview: Historical Perspective

We believe there has been a breakdown in alignment with shareholders demonstrated through a history of excessive compensation and self-dealing

- **Inappropriate Chairmen Compensation** - Co-Chairmen Warren Eisenberg (88) and Leonard Feinstein (82) have been paid like CEOs since transitioning to the roles in 2003

- **Excessive Pay for "Executive Office[1]" that Lacks Alignment with Performance** - the "Executive Office" has realized more than $313 million in compensation over the last 14 years (not including 2018) while market cap declined $8 billion

- **Excessive guaranteed compensation at $4 million[2] vs. peer average of $1.3 million**

- **Excessive Perks** - Co-Chairmen paid $229,850 for car and car service allowances and $63,700 for personal tax preparation needs, respectively, by the Company in 2017

- **Structure of Compensation Plan seems to Lack Appropriate Targets** - Board failed to design variable compensation components that tied to value creation thus paying sizable bonuses despite falling profits

- **Conflicted Compensation Committee Members** - Dean Adler sat on the compensation committee from 2003 to 2017 despite having received investments from both Co-Founders into his real estate private equity fund. Victoria Morrison chaired compensation committee despite spending five years at the same real estate law firm as CEO Steven Temares[3]

- **Golden Coffin** - CEO employment agreement obligates the Company to pay his estate half the base salary he would have earned over the next 10 years

- **Excessive Change of Control Provision** - CEO would receive $36 million in the event he is terminated following a change of control

> **New Chairman Patrick Gaston seemingly sat idle since 2007 while Co-Founders and CEO reaped rewards at the expense of shareholders, earning $313 million in compensation over 14 years**



Source: SEC Filings, Capital IQ, Investor Group estimates
(1) "Executive Office" consists of CEO Steven Temares and Executive Co-Chairmen Warren Eisenberg and Leonard Feinstein
(2) Steven Temares took a reduction to his $4m salary of $500k in FY2018 for a one year period, but did not alter his employment agreement permanently
(3) Steven Temares and Victoria Morrison both worked at Riker, Danzig, Scherer, Hyland & Perretti LLP from 1986 to 1992

Excessive "Executive Office"[1] Compensation

Cumulative Total Compensation of Steven Temares, Warren Eisenberg, and Leonard Feinstein Since 2003



$313 million
Total Cumulative Compensation
$350,000,000
$300,000,000
$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$0
$63,434,253
$63,155,190
$186,429,263
FY03 (2) FY04 (2) FY05 (2) FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17
Steven Temares Total Compensation
Warren Eisenberg Total Compensation
Leonard Feinstein Total Compensation

Massive transfer of wealth from shareholders to management

Source: SEC Filings, Capital IQ, Investor Group estimates

(1) "Executive Office" consists of CEO Steven Temares and Executive Co-Chairmen Warren Eisenberg and Leonard Feinstein

(2) Value of stock options issued estimated using black scholes pricing model (FY2003 through FY2005)

28

Low Alignment of Compensation with Performance

Annual Total Compensation of CEO Steven Temares Since 2003

Negative correlation of relative TSR and CEO pay (correlation = -0.28)

CEO Temares only had positive relative TSR a pitiful 4 out of 15 years

Chart values:

Year	CEO Annual Compensation	Relative TSR vs S&P 500
FY03 (1)	$7.8	(13.8%)
FY04 (1)	$6.7	(16.2%)
FY05 (1)	$6.3	(12.9%)
FY06	$6.4	1.6%
FY07	$7.4	(26.6%)
FY08	$8.6	18.6%
FY09	$8.7	42.1%
FY10	$15.5	(6.8%)
FY11	$13.9	20.5%
FY12	$15.9	(19.2%)
FY13	$19.1	(5.8%)
FY14	$19.1	(5.2%)
FY15	$19.4	(28.9%)
FY16	$16.9	(39.5%)
FY17	$14.6	(61.7%)

Legend: ■ CEO Annual Compensation ($'s in millions) ■ Relative TSR vs S&P 500

Left axis: CEO Annual Compensation in Millions
Right axis: Total Annual Shareholder Return (Fiscal Year Period)

Significant pay increases in the face of declining performance – BBBY has underperformed the market 6 years in a row

Source: SEC Filings, Capital IQ, Investor Group estimates
(1) Value of stock options issued estimated using black scholes pricing model (FY2003 through FY2005)



Outsized CEO Salary Confirmed by Peer Comparison

Peer[1] Comparison of CEO Cash Salary

*"Following a third consecutive failed say-on-pay vote, the compensation committee has not demonstrated sufficiently robust responsiveness to shareholders' concerns. Even after an LTI value reduction and the voluntary waiver of a portion of his salary for 2018, the CEO's total pay magnitude and level of fixed pay remain outsized – against a backdrop of sustained poor performance. **His overly large base salary, in particular, continues to raise significant concerns**."* (ISS Proxy Research 6/15/18)

Peer Median Revenue = $11.5 billion (BBBY $12.3 billion)

Chart: FY2017 CEO Salary in Millions (bars) and FY2017 Revenue in Billions (red dots)

Company	Salary
BBBY	$4.0
TJX	$1.6
JCP	$1.5
KSS	$1.4
WSM	$1.4
ROST	$1.3
HD	$1.3
LOW	$1.3
TGT	$1.3
BURL	$1.3
BBY	$1.3
WMT	$1.3
RH	$1.3
M	$1.2
MIK	$1.2
ODP	$1.2
TSCO	$1.0
DKS	$1.0
FND	$0.8
TCS	$0.8
JWN	$0.8
HOME	$0.7
KIRK	$0.5
TTS	$0.4

Legend: ■ FY2017 Salary in Millions ● FY2017 Revenue in Billions

CEO salary is more than double the next highest salaried peer CEO



Source: SEC Filings, Capital IQ, ISS
(1) Retail peers for compensation benchmarking selected by Investor Group

Best-in-Class Pay for Worst-in-Class Performance

Total 3-Year CEO Compensation vs. 3-Year Total Shareholder Return vs Peers[1]

Total CEO Compensation in Millions / 3-Year Total Shareholder Return

Company	Compensation
WMT	$65
TJX	$56
BBBY	$51
BBY	$46
WSM	$42
LOW	$37
TGT	$37
M	$36
HD	$35
ODP	$35
ROST	$34
JCP	$32
DKS	$31
BURL	$29
KSS	$28
TSCO	$19
MIK	$19
JWN	$14
RH	$10
TTS	$4
KIRK	$3

(70%)

- ■ 3-Year Cumulative CEO Compensation
- ● 3-Year Total Shareholder Return (Aligning with Fiscal Year)

BBBY has the worst TSR over the last three fiscal years for which the CEO was awarded the third highest compensation in the peer group



Source: SEC Filings, Capital IQ
(1) Retail peers for compensation benchmarking selected by Investor Group

31

Long-Term Performance Metrics are Problematic

Long-term Performance Share Metrics Based on Relative Performance

Performance share awards were determined by measuring absolute performance versus proxy peers
- Bonuses were granted as long as margins remained above the peer group
- This allowed for full grants at target despite significant declines in EBIT margin and ROIC
- Metrics in long-term package are all based on relative performance versus an undefined peer set
- The undefined peer set of 41 peers used by the Company had an average EBIT margin of 5.6% raising questions over "cherry-picking peers"

1-Year Performance Goal: FY17 EBIT Margin vs Peers	3-Year Performance Goal: FY15 to FY17 Mean ROIC vs Peers

Despite EBIT margin declining by 300 bps and the share price down 46% over the performance period, 100% of one-year performance awards vested due to Company's choice of peers

Despite ROIC declining by 1,000 bps and the share price down 70% over the performance period, 100% of three-year performance awards vested due to Company's choice of peers





Compensation package appears structured to guarantee high payouts despite value destruction



Source: SEC Filings, Capital IQ
(1) Company disclosed results of proxy peer group (composition unknown)

Table of Contents



Governance History



Governance history prior to reactionary changes in response to the Investor Group's nomination

2003: Jordan Heller and Stanley Barshay Join Board
2005 to 2006: Alleged Options Backdating Scheme
2007: Nepotism - Purchase of buybuy BABY from founder's sons
2007: Patrick Gaston joins board
2009: Robert Kaplan steps down from the board
2012: Named one of America's worst corporate boards by GovernanceMetrics International
2015 through 2018: Failed Say-on-Pay Votes
2017: Nepotism – Purchase of failed Chef Central business from Co-Chairman Eisenberg's son
2017: Virginia Ruesterholz joins board
2018: JB Osbourne and Stephanie Bell-Rose join board
2018: Board keeps Victoria Morrison despite shareholders voting to unseat her

10-Year Review of Governance Track Record (Prior to Reactionary Board Change on April 22):

- **New Board Members: 3**
- **Board Members Resignations: 2**
- **Failed Say-on-Pay votes: 4**
- **Acquired businesses from Children of Co-Chairmen: 2**
- **Unelected Directors: 1**

Too little too late - Board has reactively and hastily added five new directors without also announcing a plan to replace the underperforming CEO



Source: SEC Filings

Additional Governance Failures

- Board changes appear orchestrated to keep in place failing CEO Steven Temares and his executive team
  - ➤ Legacy director Patrick Gaston has been appointed new Chairman despite 12 year tenure on Board
  - ➤ Three of four legacy directors have been appointed to Nomination and Governance Committee
  - ➤ "Co-Chairmen Emeriti" will likely have continued influence on Board decisions

- New director additions don't go far enough to add needed retail experience and fall short of change in CEO role – **board refreshment process cannot be trusted given legacy of outgoing Board**

- Legacy directors still responsible for: related party transactions, poor governance and compensation decisions, failure to respond to majority vote against fellow director, and failure to act until forced by Investor Group nominations

- Board continues to refuse to agree to use a universal proxy card in election despite shareholders' clear preference for choice

- Change-of-control provisions in bonds continue to serve as an entrenchment tool – to date Company has refused to approve the Investor Group's directors to protect shareholders from dilution in the event the put is triggered, while not hesitating to "approve" of the 5 newly added directors

- Steven Temares' involvement in the backdating options scandal from 2006 raises element of governance risk associated with his continued role as a director and CEO

> ## We believe the Investor Group's nominees need to be involved in governance reforms in order to ensure shareholder friendly outcomes



Source: SEC Filings, Capital IQ

Questionable Transfer of Wealth from Shareholders to Founders' Children



$86m in consideration to Feinstein sons

- Buybuy BABY, a retailer of infant and toddler merchandise, was acquired on March 22, 2007 for approximately $67 million (net of cash acquired) and repayment of debt of approximately $19 million – buybuy BABY only had 7 stores at the time of acquisition
  - ➤ buybuy BABY was founded in 1996 by Richard and Jeffrey Feinstein, both of <u>**whom were previously employed by Bed Bath**</u>, and are the sons of Leonard Feinstein, one of the Company's Co-Chairmen
  - ➤ The aforementioned repayment of approximately $19 million of debt resulted in the retirement of all indebtedness of buybuy BABY, which debt was held by Richard and Jeffrey Feinstein (approximately $16 million) and Leonard Feinstein (approximately $3 million)

  Investor Group View:
  1. Founder's sons left Bed Bath after learning the business
  2. They copied the Company's operating model and store design then applied it to baby products
  3. Were given a loan by their dad, the Co-Chairman of the Company from which they defected
  4. Bed Bath rewards these children by paying the former employees $86m to acquire buybuy BABY and gives the two sons jobs at Bed Bath



- Failed retailer of kitchenware, cookware and homeware items catering to cooking and baking enthusiasts, Chef Central, was acquired on January 27, 2017 from Ron Eisenberg, son of Co-Chairman Warren Eisenberg, for a cash purchase price of $1,000,000, and incremental earnout payments potentially aggregating up to $1,250,000
  - ➤ Ron Eisenberg earned a salary of $250k plus $60k in restricted stock in 2017
- Despite having to "close its locations due to rising operation costs and internet competition, according to founder Ron Eisenberg," (lesdudis.com) the Company hosted a lavish grand reopening party on May 9, 2018
- How much additional capital is being deployed into turning around the founder's son's pet project?

Nepotism still persists at the Company

- Martin Eisenberg, son of Warren Eisenberg, is the Company's Regional Vice President for the Northeast Region earning a salary of $548,137, a restricted stock award valued at $150,000, and an automotive allowance and employer 401(k) match aggregating $10,157 in 2017
- Dana Eisenberg, daughter of Ron Eisenberg and granddaughter of Co-Chairman Warren Eisenberg, is listed on Linkedin as "Associate Editor, Content & Social, Design Brand Group at Bed Bath & Beyond" (not reported in Proxy filing)

Source: SEC Filings, Investor Group estimates

 **What other related-party issues aren't reported in the Company's SEC filings?**

Ignoring the Results of the 2018 Shareholder Vote

In July 2018, the Board **UNANIMOUSLY** voted to reject Victoria Morrison's resignation from the board after she failed to receive a majority of "FOR" votes in an uncontested election

Voting results June 29, 2018

1. Eleven of the twelve directors were elected based upon the following votes:

Nominee	For	Against	Abstain	Broker Non-Votes
Warren Eisenberg	106,132,794	2,332,251	121,629	14,725,184
Leonard Feinstein	106,086,070	2,375,355	125,249	14,725,184
Steven H. Temares	106,955,060	1,505,742	125,872	14,725,184
Dean S. Adler	85,871,860	22,571,840	142,974	14,725,184
Stanley F. Barshay	91,161,207	17,278,137	147,330	14,725,184
Stephanie Bell-Rose	107,858,495	620,997	107,182	14,725,184
Klaus Eppler	100,146,452	8,296,404	143,818	14,725,184
Patrick R. Gaston	74,713,632	33,760,716	112,326	14,725,184
Jordan Heller	74,125,232	34,338,514	122,928	14,725,184
Victoria A. Morrison	47,961,053	60,529,232	96,389	14,725,184
Johnathan B. Osborne	107,947,432	530,555	108,687	14,725,184
Virginia P. Ruesterholz	107,372,974	1,107,123	106,577	14,725,184

2. The appointment of KPMG LLP as the Company's independent auditors for the fiscal year ending March 2, 2019 was ratified based upon the following votes:

For	Against	Abstain
121,237,224	1,864,814	209,820

3. The proposal to consider the approval, by non-binding vote, of the 2017 compensation paid to the Company's named executive officers was not approved, by the following votes:

For	Against	Abstain	Broker Non-Votes
23,180,537	85,077,023	329,114	14,725,184

4. The proposal to approve the Bed Bath & Beyond Inc. 2018 Incentive Compensation Plan was approved, by the following votes:

For	Against	Abstain	Broker Non-Votes
101,015,127	7,312,168	259,379	14,725,184

Rejection of resignation September 26, 2018

"Without the participation of Ms. Morrison, upon the recommendation of the NGC, the Board determined that the acceptance of Ms. Morrison's resignation would not be in the best interests of the Company or its shareholders and voted unanimously not to accept her resignation. In making its determination, the Board carefully considered Ms. Morrison's qualifications to serve on the Board, including the background and experience that Ms. Morrison brings to the Board in areas such as strategic planning, real estate transactions, and the evolving issues facing retailers in a rapidly changing industry environment, her leadership and historical contributions as a Board member, her knowledge and understanding of the Company's strategy and operations, and her active role in the Board's ongoing refreshment initiative as a member of the NGC."

It took the Board three months to explain to shareholders why it was in *their* best interests to ignore the shareholder vote

Evidence that EVERY member of the legacy board works to protect the interests of fellow directors, rather than the shareholders who they were appointed to represent



Source: SEC Filings

Options Backdating: Further Evidence of Corruption

On October 10, 2006, the Company reported findings from an independent review of stock option grants and procedures. The following is taken from the filing verbatim:

The Report is summarized as follows:

Background

From the Company's initial public offering to present, the Company has had a broad-based equity compensation program under which more than 19,000 individual grants have been made to employees ranging from assistant store managers to senior executives. The general grant process was as follows:

- Annual grants were consistently made in the first quarter in connection with annual reviews given to employees. Grants were made to:

  - Senior level employees (referred to as "Senior Persons"). These grants were made by a committee of outside directors ("Committee B" from September 1993 to December 2002 and thereafter by the Compensation Committee).

  - All other eligible persons. These grants were made by a committee of inside directors ("Committee A").

- Monthly grants were made by Committee A, generally on the 15th of each month, to new hires, for promotions, and to a relatively small number of employees who were not on the regular annual review cycle.

- Special grants were made by Committee B or the Compensation Committee in connection with promotions or employment agreements for the Company's current co-chairmen or chief executive officer.

The Report states that precision with respect to the findings for certain matters and grants was not possible due to the absence of definitive documentation, incomplete, and sometimes varying recollections with respect to events dating back to 1992, and similar matters.

The Report states that outside counsel has been actively involved in Board and committee matters, including with respect to stock options.

Selection of Annual Grant Dates

- The Company has followed a consistent practice of seeking low grant prices for the purpose of attracting and retaining employees.

- The Company's co-chairmen and chief executive officer were responsible for selecting the grant dates, though the responsibilities varied depending on the period, with the current chief executive officer having primary responsibility in later years.

- From 1993 through approximately 1997, although grant date prices were generally favorable, they were not consistently the lowest grant price dates.

- From 1998 through 2005:

  - Five annual grant dates were at the low price for the fiscal quarter (the special committee determined that there was conclusive or strong evidence that one of

these grant dates was selected on the actual date and the others no later than two, three, five and eight trading days after the grant date).

- Two additional annual dates were at the low price of the +/- 20 trading days (the special committee determined that there was conclusive evidence that these dates were selected no later than three and four trading days after the grant date).

- One annual grant date was the third lowest for the fiscal quarter (the special committee determined that there was strong evidence that this date was selected no later than two trading days after the grant date).

- Based on its review, the special committee believes:

  - Some hindsight was used in selecting some annual grant dates.

    - Excluding grants only to Form 4 filers beginning in 2003, almost all annual grant dates in 1998-2004 likely were selected with some hindsight; conclusive or strong evidence establishes that the grant date was selected, in most cases, within a relatively short period after the recorded grant date (in most cases within a few trading days but sometimes with a meaningful stock price increase).

  - In some years, it is likely that the annual grant date was selected on the recorded grant date.

Process Deficient

- The special committee determined that:

  - The option granting process had control and other deficiencies.

  - The Company failed to maintain adequate controls with respect to issuance of options in compliance with the Company's stock option policies; the Company's policies also were not sufficient to ensure compliance with all applicable accounting rules.

- With respect to Committee A, lists of grantees and option amounts were not sufficiently final or determinable on the grant date.

- Among the other process deficiencies found with respect to the Committee A option grants were the delegation to the Company's chief executive officer of the authority to select the annual grant date without explicit conditions or documentation; documentation which in various respects was not complete or timely; and a number of monthly grant dates which

3

Conclusion: "Excluding grants only to Form 4 filers beginning in 2003, almost all annual grant dates in 1998-2004 likely were selected with some hindsight; conclusive or strong evidence establishes that the grant date was selected, in most cases, within a relatively short period after the recorded grant date (in most cases within a few trading days but sometimes with a meaningful stock price increase)."

Responsible Party: "The <u>Company's co-chairmen and chief executive officer were responsible for selecting the grant dates</u>, though the responsibilities varied depending on the period, with the current chief executive officer having primary responsibility in later years."



Source: SEC Filings

Table of Contents

III. The Bed Bath turnaround team



Retail Experience is Needed on the Board to Fix Bed Bath

- Investor Group nominees are aligned with operating plan

- A Board reconstitution that will result in the replacement of a CEO requires directors that have comprehensive knowledge of all material operational elements of the business

- The new Board also embodies a keen sense of urgency and a focus on generating shareholder returns

- Our nominees have deep experience and skillsets in all areas of focus that a Bed Bath turnaround will require
  - Market share gains
  - Customer-centricity
  - Cultural revitalization
  - Marketing and promotional stance
  - Merchandise architecture and line reviews
  - SKU and vendor rationalization
  - Cost cutting
  - Capital allocation

> **Our directors will dispatch their fiduciary responsibilities to meaningfully drive earnings growth and create shareholder value**



Board Skills Comparison: Lack of Retail Experience

	Age	Retail Operations	Private Label / Supply Chain	Marketing	Technology / Digital	Finance / Investments	Legal / Governance	Past/Present Retail CEO	Other Public Boards	Tenure
BED BATH & BEYOND DIRECTORS:										
Independent Directors										
Stephanie Bell-Rose	60						X			1
Harriet Edelman	63		X			X			X	0
Patrick Gaston	60									14
Jonathan Osborne	37			X	X			X		1
Harsha Ramalingam	60				X					0
Virginia Ruesterholz	57			X	X	X			X	2
Andrea Weiss	64	X			X		X		X	0
Mary Winston	57	X				X			X	0
Ann Yerger	57					X	X			0
Non-independent Directors										
Steven Temares	56	X					X	X		20
INVESTOR GROUP NOMINEES:										
Janet E. Grove	68	X	X	X					X	
Victor Herrero Amigo	50	X	X	X	X			X	X	
Hugh R. Rovit	58	X	X			X		X	X	
Theresa R. Backes	61	X	X							
Sue Ellen Gove	60	X		X		X		X	X	
Cynthia S. Murray	61	X	X	X	X				X	
Jeffrey A. Kirwan	52	X	X	X	X			X		
David A. Duplantis	55	X		X	X					
John E. Fleming	60	X	X	X	X			X	X	
Alex W. Smith	66	X	X		X			X	X	
Jeremy I. Liebowitz	49	X	X	X	X					
Martine M. Reardon	56	X		X	X				X	
Jonathan Duskin	55	X				X	X		X	
Joshua Schechter	45					X	X	X	X	
Jon Lukomnik	62					X	X		X	
Joseph Boehm	56									

Bed Bath's current directors have served on a total of 1 other public retail board - our nominees have served on a total of 20 public retail boards



Source: SEC filings, Investor Group opinions

Our Nominees: Sourcing, Supply Chain and Private Label



Janet Grove (age 68)

Private Label and Supply Chain Expertise Specific to Home Category

- Former Corporate Vice Chairman from February 2003 to June 2011 for Macy's, Inc.
- Chairman and Chief Executive Officer of Macy's Merchandise Group from December 1999 to February 2009
- During her time at Macy's, Ms. Grove ran its private label business with over $4 billion in sales and led initiatives focused on optimizing direct sourcing and supply chain for the home category
- Ms. Grove served on the Board of Directors for Safeway, Inc., a supermarket chain and ClubCorp Holdings, Inc., an owner and operator of private golf and country clubs, during periods of time where she oversaw public company turnarounds that culminated in value creating strategic actions

  



Victor Herrero (age 50)

Leadership, Cultural Transformation, Global Supply Chain and Product Sourcing in Home

- Chief Executive Officer at Guess?, Inc. from August 2015 to January 2019
  - Mr. Herrero completed a corporate and cultural transformation establishing a culture of purpose, centered around client interaction, and accountability reinforced by a flat organization
  - Achieved positive sales growth in all three regions for first time in eight years while consistently growing profitability for the past two years
  - Stabilized the North America market with retail same-store sales growth for the first time in eight years and accompanied stabilization with expanding operating margin
  - Ecommerce business achieved double digit growth over last three years
- Prior to Guess?, Inc., Mr. Herrero held several positions with Inditex Group, the world's largest fashion retailer with brands including Zara, Massimo Dutti, Pull & Bear, Bershka, and Stradivarius including operational roles focused on supply chain and sourcing at Zara's home business



ZARA HOME   INDITEX   GUESS

Our Nominees: Sourcing, Supply Chain and Private Label



Hugh Rovit (age 58)

Vendor Perspectives, Supply Chain and Product Sourcing in Home and Décor Categories

- Former Chief Executive Officer of Ellery Homestyles from May 2013 through its sale in September 2018. During his tenure, he repositioned merchandising and distribution strategies as the company became a multi-brand, diversified omnichannel category manager in home décor products. Gross margin significantly improved, third-party debt was retired completely and the company expanded third-party ecommerce revenue to represent almost 25% of total sales

- Former Chief Executive Officer of Sure Fit from April 2006 through December 2012, shepherding the company through sales to two private equity firms during that period. Ecommerce revenue increased to almost 40% of total sales during that period, while he also reinvigorated product development to launch various patent-secured products to expand the company's product portfolio into new channels, including pet, institutional and healthcare

- Previously, he was a Principal at Masson & Company, LLC, a provider of interim and crisis management, from 2001 to 2005

- From 1998 to 2001, Mr. Rovit served as Chief Operation Officer and Chief Financial Officer of Best Manufacturing, Inc., a provider of institutional linen and service apparel

- Before that, Mr. Rovit served as Chief Financial Officer at Royce Hosiery Mills, Inc., a designer of brand name hosiery, from 1991 to 1998

- Prior to that, Mr. Rovit served as the assistant to the Chairman at The Natori Company, Inc., a women's fashion designer and manufacturer, from 1988 to 1991

- Mr. Rovit currently serves on the Board of Directors for each of Spectrum Brands Holdings, Inc., a global and diversified consumer products company and Xpress Retail, a self-service movie rental kiosk operator





Our Nominees: Retail Operations



Theresa Backes (age 61)

Retail Execution and Growth

- Currently serves as the Managing Director and Chief Operating Officer of Independent Pet Partners, LLC, which operates nearly 150 independent Natural Pet Wellness Centers across the US
- Former President and Chief Operating Officer from October 2007 to January 2014 at Francesca's Holdings Corporation, a U.S. women's specialty value retailer, during a time when the concept grew from 78 boutiques earning 15% EBIT margins in 2007 to 451 boutiques earning 22% EBIT margins (fiscal year ending February 2014)
- Prior to Francesca's, Mrs. Backes held senior operating positions at David's Bridal, The Gap Inc. and Gymboree

   



Sue Ellen Gove (age 60)

Retail Operations and Turnarounds

- President and founder of Excelsior Advisors, LLC, a retail consulting and advisory firm since August 2014
- Chief Executive Officer of Golfsmith International Holdings, Inc., from October 2012 to April 2014 and Chief Operating Officer from September 2008 to October 2012 (in addition to Chief Financial Officer from March 2009 to July 2012) where she led growth through the development of an ecommerce strategy which grew to 20% of sales
- Long, successful 25 years at Zales Corporation concluding her career there in the position of Chief Operating Officer and various positions in the finance department

 



Our Nominees: Retail Operations



Cynthia Murray (age 61)

Retail Execution, Turnarounds and Growth

- Founder and CEO of Stanmore Partners, a senior leadership consultant to CEOs
- Brand President of Chico's, a women's clothing chain, from February 2009 to September 2016 driving rapid turnaround at the brand
- After Chico's posted -8% and -15% same-store sales in 2007 and 2008, Mrs. Murray was instrumental in driving same-store sales growth of +6%, +6%, and +8% in 2009, 2010, and 2011, respectively, while also driving dramatically higher profitability
- Executive Vice President of Stage Stores, Inc., a retailer of trend-right, moderately priced, name-brand apparel, accessories, cosmetics, footwear and home goods, from 2004 to 2009
- Prior to Stage Stores, Mrs. Murray held executive leadership and operational roles at Talbots and Saks Fifth Avenue
- Mrs. Murray served on Francesca's Board and currently serves on FSU Business School Board of Governor's

    



Our Nominees: Retail Operations



Jeff Kirwan (age 52)

Retail Operations and Global Supply Chain

- Chairman of Maurices, Inc., a specialty retailer focused on women's value apparel, since March 2019
- Global President of Gap Brand at The Gap, Inc. from December 19, 2014 to February 20, 2018 and Chief Executive Officer, Gap, a division of The Gap, Inc., since December 2014 and various other roles at The Gap, Inc. since 2004
- Mr. Kirwan served as President of Greater China at The Gap, Inc. from February 2013 to December 2014 where he was responsible for all brands and channels in mainland China, Hong Kong and Taiwan
- He led the growth of The Gap, Inc.'s presence in China that grew to encompass two brands – Gap and Old Navy as well as Gap Outlet, reaching more than 100 stores across 25 cities in the region in less than four years as well as ecommerce channels for Gap and Old Navy
- Prior to 2004, Mr. Kirwan was a Regional Group Director at Target Corporation

 



Our Nominees: Retail Operations



Alex Smith (age 66)

Retail Execution and Turnarounds – Expertise in Home & Décor

- Chief Executive Officer and a member of the Board of Directors of Pier 1 Imports, Inc. an omnichannel retailer specializing in imported home furnishings and decor, particularly furniture, table-top items, decorative accessories, and seasonal décor, from February 2007 until December 2016
- During his career at Pier One, successfully turned around operating performance in a difficult macro environment by improving gross margins by approximately 1200 bps in the five years between 2007 and 2012
- From 1995 until 2007, Mr. Smith held a number of positions at TJX Companies, Inc. ("TJ Maxx"), an off-price department store corporation, where he was instrumental in the development of TJ Maxx in the U.K, and served as Group President, where his responsibilities included Winners in Canada, HomeGoods, TJ Maxx and Marshalls, plus a number of corporate functions
- Executive Chairman of Vitamin Shoppe, Inc., a retailer of nutritional supplements, since February 2018 (Non-Executive Chairman since December 2017)







Our Nominees: Marketing, Branding and Ecommerce



David Duplantis (age 55)

Branding Merchandising, Branding, Digital Marketing, Ecommerce, Consumer Experience

- Mr. Duplantis held a number of senior level management positions at Coach, Inc. ("Coach"), a global fashion company, from November 1998 to July 2016
- Mr. Duplantis was a key member of the leadership team that grew Coach from a $380 million American accessories company to a $5 billion global, multi-channel, lifestyle fashion brand. During that period, total shareholder return increased over 2,300%
- At Coach, David has a legacy of profitable innovation both online and in stores and was the founding leader and visionary of the company's Global Web & Digital Media Group, recognized for being best in class amongst luxury brands globally
- He began his career working for a variety of clothing retailers including, J. Crew, Inc. (1995 to 1998), The Gap, Inc. (1993 to 1995), and Macy's West (1986 to 1993)

  



John Fleming (age 60)

Ecommerce Architecture and Strategy in addition to Big Box Marketing and Merchandising

- Former Chief Executive Officer of Global eCommerce of Uniqlo Co. Ltd., a Japanese casual wear designer, manufacturer and retailer, from October 2013 to August 2016
- Prior to that, he was at Walmart, Inc., where he held a number of executive positions, including Executive Vice President, Chief Marketing Officer (2005 to 2006) and Executive Vice President, Chief Merchandising Officer (2007 to 2010)
- During his tenure as CMO, Mr. Fleming transformed the merchandising organization at Walmart to improve product quality, the assortment clarity and the customer experience. In doing so, he accelerated both sales and profit in the U.S. business
- From 2001 to 2005, Mr. Fleming was the CEO of Walmart.com, Walmart's ecommerce platform, where he profitably scaled the online business to $1 billion in sales in five years
- Mr. Fleming began his career at Dayton Hudson (now Target, Inc.) and rose through the ranks to become the Senior Vice President of Merchandising

   

Our Nominees: Marketing, Branding and Ecommerce



Jeremy Liebowitz (age 49)

Ecommerce Operations, Strategy and Growth – Experience in Kitchen, Home and Baby

- Founder of Alchemy-Rx, a strategy, marketing and ecommerce agency, since October 2018
- Prior to that, he held executive level positions at Newell Brands Inc., from June 2013 to June 2018, where he became the division CEO of Global ecommerce
- Mr. Liebowitz led the growth of Newell Brands (100+ brands) in Amazon and pure play online, Walmart.com and other retail.com, and DTC businesses, driving revenue from 2% of sales to 20% of sales in under five years
- Mr. Liebowitz was the Vice President of Digital Commerce and Marketing at Jarden Corporation, a consumer products company, from November 2007-April 2013 where he led the global digital, social, ecommerce, internet marketing, CRM, direct marketing division from Jarden Consumer Solutions and drove substantial increases in ecommerce and direct sales
- Before that, Mr. Liebowitz held a number of senior level roles in direct marketing, CRM, digital and ecommerce at L-Brands, Tracfone Wireless and 1800flowers.com
- Mr. Liebowitz' leadership spans ecommerce, retail, direct marketing, trade marketing, CRM, sales, supply chain, data science, technology and business transformations





Our Nominees: Marketing, Branding and Ecommerce



Martine Reardon (age 56)

Marketing, Advertising, Branding and Ecommerce

- Ms. Reardon has over 30 years of retail marketing experience, including her most recent role as Chief Marketing Officer at Macy's Inc., from which she retired in 2016
- As CMO, directed a budget of $1.25 billion with a staff of 1,300 in marketing, advertising, creative and brand development, social mobile and digital media, public relations, cause marketing, media planning, consumer research and insights for 800 stores and Macys.com
- Grew the ecommerce business through strategic vision and foresight to reallocate budget to digital to propel Macys.com business to be the 4th largest in the country
- Responsible for building Macy's profile as an entertainment brand connecting the retailer to film and television celebrities, pop music icons, leading names in fashion and the infamous Macy's Thanksgiving Day Parade, July 4th Fireworks, Fashion Star, and Fashion's Front Row
- Ms. Reardon has served on the Board of Directors of Empire Company Limited, a Canadian company whose key businesses are food retailing and related real estate, since January 2017





Our Nominees: Investments, Governance and Turnarounds



Jonathan Duskin (age 51)

Retail Investments, Turnarounds and Corporate Governance

- Mr. Duskin has served as Chief Executive Officer of Macellum Capital Management, LLC, which operates a New York-based pooled investment fund, since July 2009
- Mr. Duskin served as a Managing Director and Partner at Prentice Capital Management, LP, an investment management firm from January 2005 to February 2008
- From March 2002 to January 2005, Mr. Duskin was a Managing Director at S.A.C. Capital
- From January 1998 to January 2002, Mr. Duskin was a Managing Director at Lehman Brothers and served as Chairman of the Investment Policy Committee within the Research Department
- Mr. Duskin currently serves on the Board of Directors of Christopher & Banks Corporation, a retail clothing company, and Citi Trends, Inc., a retail clothing chain selling discounted products targeted primarily at urban customers
- Mr. Duskin previously served on the Boards of Directors of Furniture.com, The Wet Seal, Inc. and Whitehall Jewelers, Inc.





Joshua Schechter (age 45)



Investments, Turnarounds and Corporate Governance

- Investor and board member with focus on turnarounds in underperforming public companies undergoing transformation
- Corporate governance expert and financial expert
- Director of Sunworks, Inc., a provider of high performance solar power solutions, since April 2018 and as Chairman of Company since May 2018
- Director of Genesco, Inc., a specialty retailer of footwear and accessories, since April 2018
- Director and Chairman of the Board of Support.com, a provider of cloud-based software and services for technology support, since 2016, as well as a member of its Nominating and Governance, and Audit Committees
- Director at Viad Corp, an international experiential services company, since 2015
- Mr. Schechter previously served on the Board of Directors of The Pantry, Inc., a leading independently operated convenience store chain, from 2014 until the completion of its public sale in March 2015



Our Nominees: Investments, Governance, and Real Estate



Jon Lukomnik (age 63)

Corporate Governance, Investments and Turnarounds

- Mr. Lukomnik is managing partner of Sinclair Capital LLC, where he has consulted Fortune 100 companies and a number of the world's largest institutional investors
- Mr. Lukomnik served as investment advisor to the New York City Pension Funds and is a Trustee for the Van Eck family of mutual funds
- A well-recognized corporate governance expert, Mr. Lukomnik served as Chair of the Nominating and Governance Committees for AutoEurope, Sears Canada, and the Van Eck family of mutual funds. He just finished more than a decade as Executive Director of the IRRC Institute. He was honored three times by the National Association of Corporate Directors, as well as by the International Corporate Governance Network. He was a governance consultant to the International Finance Corporate of the World Bank
- Mr. Lukomnik has turnaround expertise, having served on the creditors' committee which brought WorldCom out of bankruptcy. As a member of the Sears Canada Board of Directors, he helped see that retailer through the global financial crisis of 2008 to 2009

  



Joseph Boehm (age 56)

Retail Real Estate and Investments

- Mr. Boehm has over 30 years of experience in commercial real estate leasing and development, including his current role as Executive Vice President, Retail Leasing at QIC Global Real Estate
- At QIC Global Real Estate, Mr. Boehm oversees leasing of a commercial real estate portfolio with an approximate value of $5 billion
- Held leadership roles at Forest City Enterprises for over 20 years and guided FCE's retail real estate portfolio through transaction with QIC at industry leading cap rate at that time
- Member of the International Council of Shopping Centers for 25 years, where he has been active in the University of Shopping Centers at the Wharton School of the University of Pennsylvania as a faculty member, Assistant Dean, and Dean of the Leasing School



 

Table of Contents

IV.   **What's broken?**

   a)   Company Culture

   b)   Sales

   c)   Gross Margin

   d)   SG&A Expenses

   e)   Inventory

   f)   Capital Allocation

   g)   Execution and Accountability



What's Broken? Summary

- After many years of pursuing initiatives that have failed to improve the business, we believe the Company still suffers from:
  - ➤ A poor shopping environment that is neither experiential nor curated
  - ➤ A merchandise assortment that causes confusion and forces customers to struggle to make decisions
  - ➤ A lack of unique and innovative products
  - ➤ Customer perception that the assortment is expensive and the store overpriced
  - ➤ Not providing services and solutions that customers demand in today's retail environment
  - ➤ A website that is not a competitive shopping experience
  - ➤ Lacking an omnichannel experience that customers expect from successful retailers

- These failures have manifested themselves in deteriorating operating results which we believe have been caused by:
  - ➤ Declining gross margins which are likely depressed due to an antiquated sourcing model (90% of products sourced domestically)
  - ➤ Store managers ordering 70% of inventory which can prevent basic elements of direct sourcing
  - ➤ Unacceptable corporate expense growth including excessive use of consultants and high fixed executive salaries
  - ➤ Significant growth in advertising expenditures without apparent return on investment
  - ➤ A corporate and store manager organization whose incentives do not appear properly tied to bottomline performance

- Poor operational execution and performance has been magnified by the Board's numerous capital allocation mistakes

The Company's failure can be seen in a low valuation which we believe is due to a lack of confidence in management

 Source: Investor Group estimates

What's Broken? Company Culture

- We believe Bed Bath's current corporate culture is best described as one where tenure is the biggest driver of upward mobility rather than merit

- Common themes from Glassdoor reviews:
  - **No Collaboration:** "The culture doesn't prompt openness and collaboration." (anonymous, Union, NJ 12/18)
  - **Outdated Technology:** "The company isn't willing to invest in emerging technologies and bring old outdated systems to help alleviate pressure on associates and a safe working environment." (anonymous, 11/18); "led by old folks whom have no grasp on technology" (anonymous, NY, NY 9/18)
  - **Lack of incentives at store level:** "No commission; no real goals or motivation" (associate, 10/18); "Unclear goals and objectives at management level" (anonymous, 9/18)





CEO Approval Rating vs Peers[1] (Glassdoor)

93%
90%
79%
77%
75%
73%
67%
67%
65%
36%
Best Buy
TJX
Kohl's
Home Depot
Target
Lowe's
Macy's
Ross
Walmart
Bed Bath

Likelihood of Recommending to a Friend (Glassdoor)

78%
67%
62%
61%
61%
61%
54%
52%
51%
41%
Best Buy
Home Depot
Lowe's
Target
Kohl's
TJX
Walmart
Ross
Macy's
Bed Bath

Lowest CEO approval rating in big box retail



Source: Glassdoor.com
(1) Big box retail peer group selected by Investor Group

What's Broken? The Shopping Environment

- **Experiential store** - the store experience has not progressed to an engaging experience in order to capture the customer's attention, a retail requirement for success today
    - ➢ Company has talked about making the stores more "experiential" for years with little progress to show for it
    - ➢ Not offering services and solutions to customers

- **Cluttered shopping environment -** Bed Bath was once known for being a "merchandise authority," this approach has morphed into desperately overstocking stores – resulting in a confusing shopping experience
    - ➢ Offer a confusing array of price points without any clear "good, better, best" architecture
    - ➢ Over-assorted in many product categories
    - ➢ Carry meaningless brands that can be replaced by a private label program

- **Weak merchandise assortment**
    - ➢ Lacking innovation and exclusive products that can drive traffic
    - ➢ No holistic private brand solution that includes value oriented alternatives that can build equity in the owned brands and serve as a competitive advantage
    - ➢ Suffers from a lack of opening price points which furthers the poor price perception and is a missed sales opportunity

- **Lack services and solutions** – the stores don't offer solutions and services that would serve as traffic drivers
    - ➢ Management has reduced associate training leaving employees less prepared to serve customers who seek information and advice
    - ➢ Lack of customer and brand interaction to demonstrate products

- **Omnichannel** - despite considerable investment, Company lags competitors in offering customers a cohesive omnichannel experience
    - ➢ Poor "shopability" of the ecommerce platform
    - ➢ On-site search
    - ➢ No dedicated in-store pickup or delivery to car for online orders
    - ➢ Improved delivery options and product locator



Broken display screens



Ziploc

Difficult to navigate aisles



Source: Investor Group estimates, Investor Group store visits

Customer Surveys: "Clutter" is a Big Complaint!



"Make stores less congested"

"Less clutter – the aisles are packed"

"More streamlined selection of products - it's overwhelming to go in"

"Cleaner store layout is needed - the current layout is overwhelming"

"The buggies are all so huge, it's difficult to get around them, and that's in the main aisles. Side aisles get blocked. I rarely shop there anymore"

"Too cluttered"

"The layout is a little overwhelming – sometimes it's hard to find what I am looking for"

"The aisles are often too narrow and/or overcrowded with product. I'm not a huge fan of the crowded feeling in the store, which makes me not want to spend a lot of time browsing while I'm in there"

Store layout can be retrofitted to improve the customer experience

Source: Proprietary survey of 682 active Bed Bath & Beyond customers performed March 2019; active defined as purchased something during the last 12 months

What's Broken? Stores Are Difficult to Shop

Cleaning Out the Clutter – Store Base Looks Tired



Customers need to be able to walk down the aisle to purchase the product

Stores are a mess

Random assortments shoved into fixtures







"Bed Bath & Beyond's stores have been slammed as 'devoid of inspiration' and 'a mess.' We went shopping there and found it completely overwhelming."

~(Jessica Tyler, Business Insider 10/25/18)

Store base needs to be cleaned up with product better organized and moved out of aisles so customers can navigate the store better


Source: Investor Group store visits, businessinsider.com article 10/25/18

What's Broken? Merchandising Architecture



Can Opener Example: Multiple Products Without "Good, Better, Best" Architecture

17.99
ARTISANAL
Stainless Steel
Can
Opener

14.99
GOOD GRIPS
16.99
OXO
GOOD GRIPS
21.99
4.99
4.99
19.99
zyliss
EasiCan
Electronic Can Opener

CAN OPNR LOCK N LIFT ZYLISS
15.99
5
Lock & Lift
Can Opener
Dosenöffner
Ouvre-boîte
OXO

Lack of differentiation in price points can cause frustration and confusion with customers

Source: Investor Group store visits

What's Broken? Store Experience – Garbage Cans Galore

   

Trash baskets in six different locations within the store and an entire wall

*all photos on this page taken from single store site

   

Square footage inside store can be reallocated to eliminate redundancy and improve productivity

 Source: Investor Group store visits

What's Broken? Customer Price Perception



How do you think pricing compares at Bed Bath & Beyond versus Amazon?



How do you think Bed Bath & Beyond's pricing compares to Amazon when using a 20% off coupon?

Customers think the 20% coupon is required just to get you to parity on price – Investor Group pricing studies suggest couponed price is below Amazon



Source: Proprietary survey of 682 active Bed Bath & Beyond customers performed March 2019; active defined as purchased something during the last 12 months

What's Broken? Omnichannel Execution

Company lags peers in online penetration and execution

- The Company has not created an "easy-to-shop" internet experience – website is difficult to navigate

- Online product breadth is likely confusing the customer and diluting return on investment

- We don't believe the company is effectively using tools like SEO ("Search Engine Optimization"), paid search, web optimization, influencers and social media

- Decorist interior design services are hard to find (in-store or online)

- Displaying product in functional environment i.e. actual home settings

- Little transparency into how online investment is translating into increased growth or profits continues to frustrate investors

- Shipping is too slow and has been a significant drag on profitability

Are customers looking to buy diamond rings and frying pans from the same retailer? (bedbathandbeyond.com)



Peer Comparison: 2018 Online Growth YoY %



Gregory Scott Melich (MoffettNathanson LLC):
Digital, is it still mid-teens percent of sales? And I'm -- sort of back end, so maybe it was up 20% given that the stores were down mid-single-digits. Does that make sense?

Robyn M. D'Elia (CFO & Treasurer):
We just experienced a strong growth in our customer-facing digital channels for the quarter.

Gregory Scott Melich (MoffettNathanson LLC):
But you don't want to give a number to it or...

Eugene A. Castagna (COO & President):
Yes. I mean, a part of what we're doing looking forward is, for example, Steve's mentioned before that we pulled some products that were not making money on the web off. And we're looking at all areas of our business. A part of it may include increasing or decreasing advertising in certain areas where we're seeing the profits. And so as far as giving a number for the digital increase every year, I mean, strong obviously means positive comps, but we haven't really gone into what percent exactly it is. (January 9, 2019 earnings conference call)

Source: SEC filings, Company Transcripts, Investor Group estimates

What's Broken? Website Content

- Bed Bath TV on website has stale content that doesn't highlight products or customer experience
- Bed Bath TV on the website was a step in the right direction, however, the first click in 'cooking' and 'home' serve content from December 2017 and September 2015, respectively
- Nautica product shown is no longer sold on the Company's website
- Content doesn't help decision-making or focus on features and benefits





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Despite significant investment in website optimization effort, content is stale and fails to engage the customer



Source: Company website April 2019, Investor Group estimates

What's Broken? Digital Marketing Mix

The Company appears to over-rely on paid SEM ("Search Engine Marketing") as its direct traffic lags a number of peers, email efforts seem ineffective, and social media strategy is underwhelming

Direct as % of Total Traffic



Email as % of Total Traffic

"The Company has a enormous list in their CRM database, but they still send the same emails to everyone. They're missing the mark on personalization. They're investing plenty of money in analytics but not leveraging what they have."

— Former BBBY marketing employee, January 2019



Social as % of Total Traffic



Paid Search (SEM) as % of Total Traffic



Despite repeated claims about "personalized marketing" initiatives, SEM remains an area of heavy investment



Note: Direct and email are organic/unpaid; Social includes paid and unpaid traffic
Source: SimilarWeb (April 2019), Investor Group estimates

What's Broken? Search Execution



Google
Wedding Registry
All
Shopping
News
Images
Videos
More
Settings
Tools
About 268,000,000 results (0.52 seconds)

Wedding Registry Ideas | Pottery Barn® Official Site | PotteryBarn.com
Zola™- Official Site | Zola™ Wedding Registry | zola.com
Crate&Barrel Registry | Create Or Find A Registry | CrateandBarrel.com
Wedding Registry - Bridal Registry - The Knot
Where to Register: The 50 Best Wedding Registry Sites & Stores | Brides
Best Wedding Registry | MyRegistry.com

Screen 1: Pottery Barn, Zola, Crate & Barrel, TheKnot.com, Brides.com, and MyRegistry.com

Screen 2: Amazon, Target, Zola, Walmart, Martha Stewart Weddings, Thewirecutter.com

Wedding Registry - Amazon.com
Wedding Registry : Target
Wedding Registry, Bridal Registry & Wedding Gifts | Zola
Bridal registry - Wikipedia
Wedding Registry - Walmart.com
The Dos and Don'ts of Wedding Registries | Martha Stewart Weddings
Great Wedding Registry Gift Ideas: Reviews by Wirecutter | A New ...

Screen 3: Bloomingdale's, Amazon, Blue Print Registry

Register at Bloomingdale's | Wedding Registry
Wedding Registry at Amazon | All You, One Registry
A Better Way To Register | Blueprint Wedding Registry
Searches related to Wedding Registry

Bed Bath isn't anywhere on first three screens when searching "wedding registry"



Note: Screenshots as of April 2019

65

What's Broken? Social Engagement

Social media accounts for <2% of BBBY's total online traffic, of which Pinterest accounts for 40%+ and Facebook properties account for 20%+

PINTEREST FOLLOWERS (000's):

*"They've had little success from social channels – the culture is very old school. Historically management has always seen everything as 'how many widgets does it sell?' **The management team continues to struggle with understanding contemporary marketing, digital marketing, and running a digital business**. The eCommerce side is simply not that agile."*

- Former BBBY marketing executive, January 2019



INSTAGRAM FOLLOWERS (000's):



 Source: Pinterest, Instagram, Investor Group estimates

What's Broken? Mobile Execution

Multiple competing promo banners

Font too small

Unclear which products are being promoted

Cluttered layout with elements overlapping

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Search bar open and clear

Automatic localization

Clear layout of categories and promos

Modern design and easy-to-read elements



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Menu
Search
You're shopping (open until 12am):
LA Beverly
Orders
Home Stock-Up*
Everything you need to refresh your space.
Home deals
Sheets from $9*
Bedding sets under $40*

Given the majority of online traffic to BBBY and peers originates from mobile devices, the poorly designed mobile website is problematic

Note: Screen shots as of April 2019
Source: Company websites, Investor Group estimates

What’s Broken? Online Conversion

Despite spending a fortune on “upgrading” their web properties, the conversion process appears suboptimal, likely hampering efforts to convert traffic into revenue











bedbathandbeyond.com
Free Shipping on Orders Over $39. details
MENU SEARCH BED BATH & BEYOND REGISTRY CART
214 SEARCH RESULTS FOR
“desk lamp”
Related Searches
desk, floor lamp, table lamp, lamp
Showing 1 - 48 of 214 products
Filter
Sort
Online and In Store
Charge Availability
$15.99
$49.99

Step 3: After searching for “desk lamp”, user is presented an endless array of options with no suggested preset filters to narrow selection

bedbathandbeyond.com
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MENU SEARCH BED BATH & BEYOND REGISTRY CART
Your Cart (1)
Email cart
I'm ready to Checkout
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All The Rages Industrial Iron Desk Lamp in Black with Glass Shade
$50.99 ea
Color: BLACK
Size: 18.75"
Qty
1
$50.99
Remove | Save For Later
Ship this Item
Ships from vendor in 1-2 business days
Details
Last Minute Items

Step 6: Shipping estimate absent from product page - a misleading shipping estimate is provided after adding product to cart. True shipping time of 3-9 days revealed much later in checkout process

bedbathandbeyond.com
Have an account? Sign In and save time.
3. Contact And Offers
Step 3 of 4
Edit Contact
My Offers
You have 2 valid offer(s) available
IN-STORE AND ONLINE. LIMIT 1 "TOTAL PURCHASE" COUPON PER ORDER.
20% OFF ONE SINGLE ITEM
20% off One Single Item
Expires 04/28/2019 Details
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$15 OFF A PURCHASE OF $50 OR MORE
$15 off $50 Purchase
Expires 05/06/2019 Details
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Add a paper coupon
Continue to Payment

Step 10: Consumers shown full price on product page ($50.99) while promotions are offered deep into checkout process

Why weren’t these discounts advertised on the product page to better entice a sale? Why are discounts being offered after the consumer already made the decision to buy the product?

bedbathandbeyond.com
All The Rages Industrial Iron Desk Lamp in Black with Glass Shade
Color: BLACK
Size: 18.75"
Qty: 1 | $50.99 ea
$35.99 $50.99
$15 off $50 Purchase
Estimated Delivery 4/18 - 4/24
Order Summary
1 Item(s) in Cart
Details
Order Subtotal $50.99
Discount(s) Applied -$15.00
Net Order Subtotal $35.99
Shipping $5.99
Estimated Tax $3.99
Total $45.97
Total Savings $15.00
Place My Order

Step 12: Promo banner throughout website offers free shipping on $39+ orders

However, the $15 discount offer triggered a $5.99 shipping fee. Very misleading!

bedbathandbeyond.com
Free Shipping on Orders Over $39. details
MENU SEARCH BED BATH & BEYOND REGISTRY CART
Technical boo-boo right here. We'll get it fixed up.
In the meantime, we've got a lot to show you.
Try Again

Pressing the “back” button at any point during the checkout process crashes the website with no clear button to “Continue Shopping” or “Return to Product Page”



Note: Screen shots as of April 2019
Source: Company websites, Investor Group estimates

What's Broken? Digital Experience is Not Competitive

Competitors' online businesses appear to be growing much faster – they offer a higher quality, more seamless digital experience that likely results in better conversion rates

Identical Desk Lamp Found on Bed Bath and Wayfair Websites



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REGISTRY
CART
All the Rages
All The Rages Industrial Iron Desk Lamp in Black with Glass Shade
Write the first Review!
$50.99
Free Shipping on Orders Over $39
Qty
1

1 low quality product picture

No reviews

Full price shown - does not include $15 off promo

No true shipping estimate

12-step conversion funnel

No recommendations on related products



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9 high quality product pictures

Sale price shown upfront

True shipping estimate

4-step conversion funnel

"Shop the Look" dynamic photo with related product recommendations

of Steps - Web Conversion Funnel



Amazon 3
Overstock 4
Wayfair 4
Kohl's 4
Williams Sonoma 6
Macy's 7
Walmart 7
Ikea 8
Crate and Barrel 9
Bed Bath & Beyond 12



Note: Screen shots as of April 2019
Source: Company websites, Investor Group estimates

What's Broken? Gross Margin Performance

- **Promotional Activity** - heavy reliance on promotional activity (coupons) to drive store traffic

- **Sourcing** - the Company has failed to develop direct sourcing capabilities - given its dominance in the segment it is hard to understand why middlemen touch 90% of their products

- **Private Label** - the Company has failed to develop a comprehensive, margin enhancing private label program - while Bed bath has many products that have no brand recognition and might be considered "private label," the fact they are domestically sourced makes it unlikely they are margin enhancing

- **Planning and Allocation** - store managers order 70% of a store's merchandise and are not accountable for store profitability

  - Prevents an effective direct source and direct label private label program from developing
  - Slow inventory turn leads to increased markdowns as store managers' ability to predict demand as well as a centralized planning and allocation system is limited

- **SKU proliferation** - as product selection increases, so does the cost and complexity of product sourcing and overall cost of inventory



Bed Bath & Beyond Gross Margin History %

- Bed Bath's gross margin YoY in each of the last 8 years
- In 2017 and 2018 investors saw the most significant YoY declines in recent history
- The pace of margin degradation continues to accelerate

FY 2011: 41.4% (120 bps)
FY 2012: 40.2% (50 bps)
FY 2013: 39.7% (80 bps)
FY 2014: 38.9% (70 bps)
FY 2015: 38.2% (70 bps)
FY 2016: 37.5% (150 bps)
FY 2017: 36.0% (220 bps)
FY 2018: 33.8%

 *"Gross margin has declined for 28 straight quarters and we expect the trend to continue" - (Bradley Thomas, keybanc 4/10/19)*

Source: SEC filings, Investor Group estimates

What's Broken? Gross Margin Performance

- **Vendor proliferation** - as number of vendors have increased, we understand that the Company's clout with any one vendor has diminished, driving vendor relations to an all-time low

- **Mix** - by the Company's own admission, they have expanded product mix into lower categories as they've diversified the product assortment - most companies attempt to add uniqueness and increase their IMU ("Initial Mark Up"), however, by attempting to use consumables to drive traffic, they have only driven margins lower

- **Commodity product** - the Company sells too many products that are identical to the competition and are easy to price compare against

- **Couponing behavior** - the Company provides discounts to customers unnecessarily
  - Coupons handed out at register
  - Allow customers to bring in old receipt with coupon for subsequent discount
  - Unnecessarily allowing customers to stack coupons
  - BEYOND+ customer economics don't appear to work at current subscription price

- **Online investments** - poor execution, dilutive acquisitions and uneconomic free shipping promotions have caused a larger-than-expected drag on profitability

BBBY: Vendor Count



+283%

	2003	2017
	2,900	11,100

Drivers of Gross Margin Declines as Mentioned on Company Earnings Calls

GROSS MARGIN CALL-OUTS:	2013 Q1	Q2	Q3	Q4	2014 Q1	Q2	Q3	Q4	2015 Q1	Q2	Q3	Q4	2016 Q1	Q2	Q3	Q4	2017 Q1	Q2	Q3	Q4	2018 Q1	Q2	Q3	Q4	Total Count # of 1's	# of 2's	# of 3's
Coupon redemption intensity / discount	1	1	2	1	2	1	1	1	1	1	2		2	2	2	2	2	3	2	1	1	1	1	2	12	10	1
Lower margin category mix	2	2	3	2	1	3																			1	3	2
DTC shipping / mix shift to digital channels					3	2	2	2	2	3		2	1		1	1	1	1	3	3	2	3			5	6	5
Beyond+ impact																					3	4	2	3	0	1	2
Online acquisitions												3													0	0	1
Merchandise margin													1	1	1			2	1	2		2		1	5	3	0
Increased inventory acquisition costs			1							2	1														2	1	0
Markdowns								3																	0	0	1

*1= Largest contributor to gross margin decline in period, 2= Second largest impact to gross margin decline in period, 3= Third largest impact to gross margin decline in period, 4= Small impact



Source: SEC filings, Company Transcripts, Investor Group estimates

What's Broken? Gross Margins Below Peers

Closest Retail Peers: Gross Margins (Adjusted to Exclude Occupancy and Depreciation)

top quartile | 2nd quartile | 3rd quartile | bottom quartile



Chart showing gross margins by company:
- TCS: 54%
- PIR: 51%
- HOME: 48%
- MIK: 48%
- WSM: 45%
- KIRK: 43%
- M: 42%
- DKS: 39%
- KSS: 36%
- TJX: 36%
- ROST: 35%
- HD: 35%
- TUES: 34%
- BBBY: 34%
- LOW: 32% — Higher ticket sale
- TSCO: 31% — High consumable and food mix
- TGT: 27% — Significantly higher ticket sale
- BBY: 23%

Bed Bath gross margins should be closer to median or 2nd quartile based on mix of products in the store

Source: Company filings, Investor Group estimates
Note: Detailed benchmarking assumptions and accounting adjustments in appendix; peer data has been adjusted to improve comparability and is based on last reported annual period with a filed 10-K, except Bed Bath which reflects FY2018 (10-K filing forthcoming)

What's Broken? Private Label and Exclusive Likely a Factor



Private label and exclusive products are important tools for enhancing margins and differentiating assortment – Bed Bath lags many peers

Source: Company filings, Investor Group estimates
Note: Detailed benchmarking assumptions and accounting adjustments in appendix; peer data has been adjusted to improve comparability
(1) Peer group selected by Investor Group to target companies with high private label and exclusive penetration

What's Broken? Supply Chain Complexity Has Exploded

- Complexity of supply chain and sourcing function has exploded as the Company has increased SKUs at core Bed Bath & Beyond concept and acquired new concepts to fold into the organization
- Low centralization and coordination between central supply chain infrastructure and store managers / buyers appear to be creating massive inefficiencies in distribution
- The vendor community seems increasingly disenfranchised by friction in supply chain and lack of collaboration in Bed Bath's approach to relationship with suppliers

Number of Vendors

12,000
10,000
8,000
6,000
4,000
2,000
0
Number of Suppliers
Acquisition of Christmas Tree Shops
Acquisition of buybuy BABY
Acquisition of Cost Plus World Markets
Acquisition of One Kings Lane
11,100
+283% over 15 years
+70% over 15 years
2,900 2,900 2,700 3,300 3,600 3,600 3,400 3,000 3,300 3,400 3,400 3,900 4,200 4,700 4,700 5,000
1,000 1,000 1,000 1,000 2,200 2,200 2,200 2,200 2,200 4,400 4,400 4,400 4,400 6,100 6,100
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017
Bed Bath & Beyond Suppliers
Cumulative Acquisition Impact

Cost of Goods per Vendor

-20% decline in COGS per Vendor despite 2.5x's the stores

$950k
$900k
$850k
$800k
$750k
$700k
$650k
$600k
$550k
$500k
$897k
$716k
2003
2017
Stores
629
1,552

Friction in the supply chain is likely negatively impacting product cost - even the estimated vendor count at the core Bed Bath concept has increased by 70%



Source: Company filings

What's Broken? Vendor and SKU Proliferation

Frying pan display included 18 vendors, each with a wide variety of SKUs, making the department difficult to navigate and likely gross margin dilutive

 Source: Investor Group store visits

What's Broken? Product Sourcing

Product Sourcing Example: Baking Pans



2 FOR
$5.00



chicago metallic
THE BAKING EXPERTS
Armor-Glide
PREMIUM NONSTICK
EXCELLENT RELEASE
METAL TOOL SAFE
ILAG
PROFESSIONAL
LARGE COOKIE / JELLY ROLL PAN
Premium Nonstick • Dishwasher Safe • No Warping
Made of Aluminized Steel • Reinforced Rim

Commodity products, like baking pans, are still being sourced domestically through a middle-man?!



Chicago Metallic is a licensed brand of / est une marque sous licence de Lifetime Brands, Inc. Garden City, NY 11530. © 2018 All Rights Reserved / Tous droit réservés. Made in China/Fabriqué en Chine.

There is significant low hanging fruit in product sourcing and supply chain

Source: Investor Group store visits

What's Broken? SG&A has Exploded +55% Since 2011

- Given the lack of disclosure it's challenging for shareholders to understand where additional spend is being directed – what is clear is that it has not produced commensurate increases in revenues

- While it's understandable that investments would be required to compete more effectively, we believe poor execution on advertising and other digital & omnichannel investments have driven earnings power lower with little return in sales / traffic to show for it

- We believe unsatisfactory return on investments stems from a lack of meaningful digital expertise, underutilization of customer file data, and subpar analytical capabilities of the management team and Board







Source: Company filings

What's Broken? Many Peers Are Better Holding SG&A %

- The peers listed below are all investing in omnichannel and digital initiatives in a major way, but are achieving better results with less impact to SG&A as a % of sales

- During a period of time where Bed Bath has been spending considerable time and capital trying to develop a better omnichannel presence, we believe poor execution of digital initiatives has caused significant de-leverage in SG&A expenses

3-Year Change in SG&A % of Sales (FY15 to FY18)

Most aggressive peers with respect to omnichannel/digital investment shown below



			28 bps	70 bps	140 bps	187 bps	392 bps
Home Depot	Best Buy	Kohl's	Target	Walmart	Williams Sonoma	Macy's	Bed Bath & Beyond
(146 bps)	(63 bps)	(49 bps)					

SG&A as a % of sales is de-levering far faster than big box retail peers



Source: Company filings, Investor Group estimates
Note: Results adjusted for accounting change ASU 2014-09 using Company filings and restatements and Investor Group estimates where applicable

What's Broken? SG&A per Square Foot is Elevated

Retail Brick and Mortar Peers: SG&A per Square Foot (Adjusted to Exclude Occupancy and Depreciation)

bottom quartile   3rd quartile   2nd quartile   top quartile

Higher ticket sale and more services

$165	$158	$78	$72	$70	$67	$67	$66	$62	$59	$57	$55	$55	$53	$40	$25	$15
TCS	BBY	TJX	KIRK	BBBY	PIR	M	HD	ROST	TGT	DKS	LOW	KSS	MIK	TSCO	TUES	HOME

SG&A is a key driver of lagging profitability, which we believe can be explained by excessive executive pay, inefficient advertising, and payroll in the field



Source: SEC Filings, Capital IQ, Legion Partners' estimates
Note: Detailed benchmarking assumptions and accounting adjustments in appendix; peer data has been adjusted to improve comparability and is based on last reported annual period with a filed 10-K, except Bed Bath which reflects FY2018 and the Investor Group's estimate for rent expense (10-K filing forthcoming)

What's Broken? SG&A Investments Yielding Little Benefit

- During this period of tremendous SG&A investment, few resources were likely funneled to customer facing initiatives
- Inflated executive compensation, consultant fees, and corporate headcount expansion and other "non-working" spend appear to have accelerated productivity declines
- The Investor Group would rather see investments in store associate training and data analytics





Sales per Employee

-1% over 5 years
$191.5
$198.3
$198.0
$195.2
$187.9
$190.0
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016
FY 2017

SG&A (excluding D&A and Rent) per Employee

+19% over 5 years
$35.4
$37.5
$37.9
$38.1
$39.5
$42.0
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016
FY 2017

SG&A investments aren't driving increased sales or customer traffic



Source: SEC Filings

What's Broken? Advertising Efficiency

While the Company talks about personalization, digital/social, and investments in data analytics, poor execution of modern advertising tools has resulted in subpar returns despite large P&L and capital investments

- Experts estimate as much as 50% of the advertising budget is still traditional print with the second largest budgetary expense SEM – Digital and Social Engagement could be a bigger focus (poor execution is distorting potential opportunity to shift mix to more efficient channels)

- Company still struggles to appropriately personalize emailed coupons failing to properly utilize vast customer data it has accumulated in CRM

- Conversations with former executives highlight that a "cheap" culture anchored to historical strategies that lack understanding of how to compete in digital environment remains the biggest impediment to modernizing the Company's broken marketing approach

- <u>The result, advertising spend has almost doubled since 2012, with little to show in terms of increased engagement or traffic</u>

Advertising Spend - History	Advertising Spend by Channel[1]





Time to focus on improving efficiency of advertising program and embracing digital/social



Source: SEC Filings
(1) Investor Group estimate based on conversations with industry experts

What's Broken? Online Customer Acquisition

Despite major IT upgrades that appear more harmful than helpful, and promises for a recovery by March 2019, online traffic continues to significantly decline

"Okay, so the answer to the back half of the question is that **we're shooting for the middle of March to recover a lot of the functionality that didn't go into FEO so that we could get FEO out in the time frame we wanted to get it out**. We're seeing improvements in conversion. **The traffic itself, there was impact**. And there's measurement impacts and there's impacts in terms of our ability to look at conversion data. So right now, there's a lot of things are going on that we have to better assess to understand. But we did know -- we knew going into it that things like traffic, relevancy could have been impacted by things that we did, that we knew that there was functionality that we had that we didn't have Day 1 to be able to launch. **So again, we'll recover that functionality by that second week of March is the plan, then to continue to add-on functionality as we go forward.**"
- *Steven Temares, CEO - Q3'18 Earnings Call (1/9/19)*



BBBY Global Web Traffic Ranking (Alexa)

1/9/19
(date of quote above)



Note: Alexa Traffic Rank based on a combined measure of unique visitors and pageviews
Source: Alexa.com (as of April 2019), Investor Group estimates

82

What's Broken? Advertising per Square Foot is Elevated

Closest Retail Peers: Advertising per Square Foot



$20 — TCS
$19 — BBY
$13 — PIR
$12 — KSS
$12 — BBBY
$10 — M
$9 — DKS
$8 — MIK
$7 — TGT
$5 — KIRK
$5 — TJX
$4 — HD
$4 — LOW
$3 — TSCO
$2 — ROST
$2 — HOME
$0 — TUES

Considering Bed Bath spends little to no money on TV advertising, it appears current levels of spend can be optimized to drive more sales for less

Source: Company filings, Capital IQ, Investor Group estimates
Note: Detailed benchmarking assumptions and accounting adjustments in appendix; peer data has been adjusted to improve comparability is based on last reported annual period with a filed 10-K

What's Broken? Inventory Turns are Below Peers

Closest Retail Peers: Inventory Turnover LFY (Trailing 4 Quarter Average Inventory)

Increasing furniture mix is likely not the answer to driving asset efficiency higher

Significant slow turning furniture mix

5.6x	5.6x	5.5x	5.3x	5.3x	3.9x	3.9x	3.7x	3.3x	3.3x	2.9x	2.8x	2.7x	2.7x	2.7x	2.2x	2.2x	1.8x
TGT	BBY	HD	ROST	TJX	KIRK	LOW	TCS	KSS	TSCO	BBBY	WSM	TUES	DKS	M	MIK	PIR	HOME

Slow inventory turns tie up cash and are a drag on profitability

Source: SEC filings, Capital IQ, Investor Group estimates
Note: Detailed benchmarking assumptions and accounting adjustments in appendix; peer data has been adjusted to improve comparability



What's Broken? Capital Allocation

Capital Allocation History

$15.9 billion
$1.9 billion(1)
Capital Investments & Uses ($'s in billions)
$0
$2
$4
$6
$8
$10
$12
$14
$16
$18
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Market Cap
$0.8 $0.2 $1.2
$1.2 $0.3 $2.0
$1.4 $0.3 $2.0
$1.6 $0.3 $2.1
$1.7 $0.3 $2.8
$2.0 $0.3 $4.0
$2.3 $0.9 $5.0
$2.6 $1.0 $6.3
$3.0 $1.0 $8.6
$3.3 $1.0 $9.7
$3.7 $1.2 $10.2
$4.0 $1.2 $10.5
$4.0 $1.2 $10.6
Capital Expenditures
Acquisitions and investments in JVs
Share Repurchases
Dividends

Change in ROIC

23%
7%
FY2003
FY2018

Capital deployed has not earned adequate returns for shareholders



Source: SEC Filings, Capital IQ

(1) Valuation date 3/25/19, the day before the release of the Investor Group's nomination

85

What's Broken? Credibility with Investment Community

"BBBY intends to implement a go-forward strategy that prioritizes profitability over sales. **To achieve this, it will cut back on couponing, lower marketing spend, reduce store labor, & make returns more stringent. This strategy runs counter to what most retailers are doing currently, which is trying to capture more customers.** Further, prioritizing profitability at the expense of sales has a limited shelf life, in our view." (Michael Lasser, UBS 4/11/19)

"Optimistic L-T Targets with Low Visibility and High Execution Risk...The complexion of 2019 guidance is surprising. **We are perplexed by the components of the outlook, which includes gross margin expansion and expense deleverage. This stands in contrast to preliminary guidance issued alongside Q3'18 results for significantly greater gross margin pressure offset by meaningful expense leverage. The fact that the complexion of the 2019 outlook was effectively reversed just three months after it was initially laid out** (and presumably already approved by the Board) leads us to question the reliability of the guide and whether BBBY can deliver results in line with internal expectations that have shifted abruptly in a short space of time." (Simeon Gutman, CFA, Morgan Stanley 4/11/19)

> **Given history of poor execution, we are fearful that management will "fire their customer" before fixing the business – management has no credibility setting long-term targets while testing a strategic change of this magnitude**

 Source: Sell side research

What's Broken? Credibility with Investment Community

"Management is pursuing a plethora of growth initiatives that have yet to materially benefit earnings."

-(Curtis Nagle, CFA, Bank of America Merrill Lynch 4/10/19)

What they're saying now	What they've said in the past
	"Development of portfolio of private-label brands has become a core focus for us and is one of the many ways in which we seek to differentiate ourselves from the competition." - (Steven Temares, 6/24/2015) "There's a tremendous focus. We say that we wake up every day and go to bed every night saying differentiation, that we have to have differentiated product." - (Steven Temares, 6/22/2016)

Private label as a growth strategy is nothing new, but little progress has been made to date - private label penetration is still relatively low with existing programs primarily sourced domestically through vendors or agents

 Source: SEC Filings, Earnings Call Transcripts

What's Broken? Credibility with Investment Community

What they're saying now

Initiatives Driving Revenue Growth

Key Initiatives	Detail
Concept Strategy/ Brand Vision	• Completed full portfolio review and developed a product strategy
Proprietary Brands & Private Label	• Launched first of 6 new private label home furnishings brands • Focused on growing preferred brands
Next Gen Lab Store Initiatives	• Testing new visual merchandising and assortment to re-imagine the store experience in 21 lab stores • Early results show outperformance vs. comparable stores across: sales, transactions, gross margin ($ and %), and inventory reductions
Front-End Optimization	• Bed Bath & Beyond and buybuy BABY digital channels re-platformed; conversion has grown • New features are now released weekly (previously released monthly, moving towards daily releases)
Value Optimization	• New pricing team and software now in place • Benefitted from price changes in some baby product categories

BED BATH & BEYOND 7

What they've said in the past



"A couple of weeks ago we opened the doors of our new shopping venue, Beyond at Liberty View, located in the Sunset Park community within Brooklyn. With approximately 120,000 square feet, this is a unique shopping destination that includes a Bed Bath & Beyond, buybuy BABY, Cost Plus World Market and Face Values, all under one roof...we believe the learnings generated from this initial Beyond experience will be beneficial to us in many ways. First, many of the aspects of what we've done here, including our enhanced assortment and services, can be rolled forward to other store locations. Second, we will iterate the entire experience in other settings where appropriate."

- (Steven Temares, 1/7/2016)

"Delivering a convenient, engaging and inspiring shopping experience that's intelligently personalized over time. Experience, a key initiative with this – within this objective is the development of a modified store format for Bed Bath & Beyond that creates a more engaging environment for our customers. The newly designed format will essentially transition our Bed Bath & Beyond stores to include additional elements of retail that are working well today, both in our own stores as well as in the broader bricks and mortar retail environment."

- (Steven Temares, 12/20/2017)

Management has been testing new store concepts for years – could it be that management does not know what customers want?



Source: SEC Filings, Earnings Call Transcripts

What's Broken? Credibility with Investment Community

What they're saying now	What they've said in the past



Initiatives Driving Revenue Growth

treasure

Key Initiatives	Detail
Concept Strategy/ Brand Vision	• Completed full portfolio review and developed a product strategy
Proprietary Brands & Private Label	• Launched first of 6 new private label home furnishings brands • Focused on growing preferred brands
Next Gen Lab Store Initiatives	• Testing new visual merchandising and assortment to re-imagine the store experience in 21 lab stores • Early results show outperformance vs. comparable stores across: sales, transactions, gross margin ($ and %), and inventory reductions
Front-End Optimization	• Bed Bath & Beyond and buybuy BABY digital channels re-platformed; conversion has grown • New features are now released weekly (previously released monthly, moving towards daily releases)
Value Optimization	• New pricing team and software now in place • Benefitted from price changes in some baby product categories

BED BATH & BEYOND 7

"Looking back on 2013, we have made considerable progress in many areas. To mention a few, we enhanced our omnichannel experience for our customers by re-platforming and adding improved functionality to our buybuy BABY and Bed Bath & Beyond websites, initiating a selling component to our Christmas Tree Shops website, re-platforming our mobile sites and apps, and growing and developing our IT, analytics, marketing and ecommerce groups to lead our omnichannel initiatives."

- (Steven Temares, 4/9/2014)

The Company has made little progress implementing a user friendly front-end solution over the last five years



Source: SEC Filings, Earnings Call Transcripts

What's Broken? Credibility with Investment Community

What they're saying now



Initiatives Driving Gross Margin Improvements

Key Initiatives	Detail
Merchandise Mix	• New portfolio strategy implemented • Operational team in place to support merchants • Rollout of private label brands
Value Optimization	• New pricing team and software now in place • Customizing the timing and depth of markdowns at the item and store level
Coupon Strategy	• Limit coupon availability • Implement coupon exclusions • Adjust value of coupon offers
Supply Chain Enhancements	• Initiatives in place to optimize network • Optimize eComm outbound fulfillment model
Global Sourcing	• Steps required to realize cost reductions through direct sourcing taken: – Sourcing team enhanced and restructured – 2nd sourcing office opened in Asia

BED BATH & BEYOND

What they've said in the past

Steven Temares (CEO): "We continue to assess our supply chain network for opportunities to achieve greater efficiencies as we build world-class fulfillment capabilities." (9/21/2016)

Eugene Castagna (COO): "the gross margin enhancement, it has several components surrounding initiatives that we can use to enable us to increase our efficiencies in importing products and a lot of the components of vendor relations as far as how to most efficiently move the product through our supply chain…" (9/19/2017)

Investor Group Perspective: The company has been in "assessment" mode for years making little progress on modernizing their supply chain in order to be competitive in online business and remove costs on sourcing side

What they're saying now

Analyst Question: "…you talked about tripling the direct import percentage. Can you give us a sense at what percentage of the business is currently direct imported?"

Eugene A. Castagna (COO): "Yes. I think we -- just to amplify it, it's direct importing and direct sourcing. So some of it will be sourcing products that we buy from domestic vendors in the United States or sourcing it from overseas and we'll be able to enhance our margins in that manner and then also going direct to the factory and [underwriting]. So it's a combination of the 2. And we think we'll be able to triple that opportunity. And the total population is everything we buy from our vendors, whether it's domestic or overseas today. And so but we do think the volume that we are doing today, we'll be able to triple, but I don't believe we have the volumes to share today." (4/10/2019)

We continue to be astounded that ~90% of product is still sourced domestically

Source: SEC Filings, Earnings Call Transcripts

What's Broken? Credibility with Investment Community

What they're saying now	What they've said in the past
	"We are also continuing our deployment of systems, equipment and increased bandwidth in our stores. These in-store system enhancements enable our associates to optimize our shipping costs for home deliveries as well as to improve inventory ordering and workforce management. It will also enable us, over time, **to develop a digital shopping experience that will provide real-time personalized offers and recommendations that could be sent directly to a customer's mobile device**. Wi-Fi access to customers and store associates will enable a more dynamic shopping experience." - (Steven Temares, 1/8/2015) "Continued investment in analytics, both in people and technology, which has enabled us to develop an ever-expanding 360-degree view of our customers, including their life interests, life stages, attitudes and other **insights that will help us improve the effectiveness of our marketing and really transform the way we interact and communicate with our customers.**" - (Steven Temares, 4/8/2015)

> **Company has been talking about personalization efforts for years and yet it still appears they lack the most basic ability to send targeted email coupons**

 Source: SEC Filings, Earnings Call Transcripts

What's Broken? Credibility with Investment Community

"Bed Bath & Beyond has been operating as an omnichannel retailer long before it became the norm. When you are customer-centric, these services are a natural extension of what you do to satisfy the customer."

- (Steven Temares, 4/8/2015)

"Over the past few years, we have driven change throughout our organization to capitalize on advancing technologies. We have made tremendous progress in the transformation of our company to better serve our customers in an ever-evolving digital world. At the same time, our strategy remains rooted in our customer-centric culture and commitment to customer service."

- (Steven Temares, 4/6/2016)

Company thought it was ahead of the competition and now finds itself a decade behind omnichannel competitors despite significant investment



Source: SEC Filings, Earnings Call Transcripts, Investor Group estimates

What's Broken? Credibility with Investment Community

What they're saying now	What they've said in the past
	"Where were we? Several years ago, our dedicated IT resources were much smaller and operated under a budget about a quarter of the size it is now. Since then, these IT resources have increased by nearly 500 people, including addition of key members to our IT leadership team. Many of the additions have taken place within our digital technology group as we make further enhancements to and grow our digital footprint. Over the past several years, the IT group has upgraded or replaced the majority of our customer-facing and back-end systems and introduced new systems to enable us to utilize new technology while also enhancing security and redundancy of our systems. Today, members of our IT group are immersed in all aspects of the business as technology has become the backbone for many of our initiatives to do more for and with our customers." - (Steven Temares, 4/6/2016)

None of these assertions are new – why should investors expect better returns from investments in data & analytics or IT with the same management team attempting to execute on these initiatives?

Source: SEC Filings, Earnings Call Transcripts



What the Investment Community is Saying

"As we have written in the past, we note that **the Board of Directors at BBBY is the longest tenured in our coverage…we strongly believe retailers today need fresh perspectives**, especially considering the rapid evolution of retail/consumer landscape."

(Bradley B. Thomas, CFA, KeyBanc Capital Markets 4/10/19)

"We agree with the activists' contention that **leadership is in dire need of an overhaul.**"

(Jaime M. Katz, CFA, Morningstar 4/10/19)

"**Bed Bath & Beyond is failing** and the activists savaging management are 100% right."

(Brian Sozzi, Yahoo! Finance 4/11/19)

Leadership change of both the Board and management team is a precursor to re-establishing credibility with the investment community



What the Investment Community is Saying

"So here's my message to Bed Bath & Beyond: give the activists what they want. At least the activists have a plan, the current management? I say their motto is this: if you don't know where you're going, any route looks fine. Bottom line: it's time for wholesale change at the management at Bed Bath & Beyond. The Company still has a good balance sheet, $1 billion in cash so I think it can be saved. But I got to tell you something, not with this management team. Not at all."

– (Jim Cramer, CNBC 4/11/2019)



What's Broken? 4th Quarter FY2018 Earnings

- Q4 results and 2019 guidance represent what is broken:
  - Q1 same store sales guidance of (5)-(6)% decline and a drop in EBIT of 47%
  - 2019 guidance requires a significant acceleration in second half of the year
  - CEO provided no meaningful explanation or quantification of specific initiatives
  - Weak sales attributed to late Easter confused investors as late Easters are historically beneficial
  - Comments on shifts in advertising also confused investors as EBIT deterioration would point to meaningful expense growth

- Company appears to be sacrificing sales by reducing its coupon strategy - we fear they have no understanding of the potential impact this will have on their relationship with their customer – equates to "firing your customer"

- There are numerous "issues" the Company must address first related to its cost structure and efficiency

- Bed Bath continues to say it is trading sales for profit - we see no evidence of this
  - The Company is losing sales and experiencing significant declines in gross margin dollars
  - Beyond+ is driving gross margin pressure but does not appear to have any positive impact on sales

- Recent actions demonstrate why material Board change is warranted
  - Guidance seems to represent a lapse of oversight and seems unachievable
  - Board changes they announced seem reactive and hastily undertaken



Source: SEC Filings, Earnings Call Transcripts

Table of Contents



Reason to Exist: Customers Want Omnichannel

- Amazon headwind diminishing - already endured the worse of the Amazon onslaught

  ➤ Pricing is stable if not increasing

  ➤ In some sectors, like electronics, omnichannel retailers are taking share from ecommerce-only players

- Evidence that omnichannel is winning

> **Brian Cornell, Chairman/CEO Target (3/5/19):**
>
> "During the fourth quarter, stores fulfilled ~75% of orders, effectively doing the work of 14 fulfillment centers and essentially eliminating the need to invest ~$3B for new warehouses."
>
> "Shipping millions of orders off the back of 1400 local stores, which is more than 40% cheaper per unit on average than upstream shipping, and we offer convenient services like order Pickup and Drive-Up which cost nearly 90% less on average and fulfilling from a warehouse."

> **Douglas McMillon, President/CEO Walmart (2/19/19):**
>
> "We're even more convinced they want us and expect us to bring our stores and ecommerce businesses together in a digitally connected seamless way that make shopping easier."
>
> "Customers who shop with us both in stores and online spend about twice as much in total, and they spend more in our stores."
>
> "We see the future as a frictionless experience across stores and eCommerce, but we have more work to do as customers raise their expectations, competition persists, and the omniretail story continues to evolve."


Source: SEC Filings, Earnings Call Transcripts

Reason to Exist: Online and Physical Worlds are Colliding

- For successful omnichannel retailers, stores are a valuable weapon
  - Same-day delivery is here: BBY, COST, HD, WMT, and TGT all offering or testing same-day
  - Return processing in stores drives additional purchases
  - In-store, web-assisted sales are eliminating out-of-stock risks
  - Thousands of stores can serve as distribution centers for delivery - a key enabler of profitable same-day delivery
  - Excess space is being repurposed for experiences that online-only retailers can't simulate virtually
  - Store associates are being retrained to support delivery services and solutions

> **Hubert Joly, Chairman/CEO Best Buy (2/27/19):**
>
> "Offer same-day delivery on thousands of items in 40 metro areas and next-day in 60 metro areas. And, of course, customers also have the option to pick up their products in our stores within one hour of placing their order."

- Digitally native businesses are rolling out stores
  - Amazon, Wayfair, Warby Parker, Bonobos are all opening stores
  - Amazon entered into a major partnership with KSS

- Many other companies are succeeding in today's complex retail environment
  - Best Buy, Walmart, Children's Place, Kohl's, At Home, Home Depot, Williams-Sonoma, Restoration Hardware

Closing the competitive gap will require investment, but physical store presence gives BBBY an edge in creating viable online presence

 Source: SEC Filings, Earnings Call Transcripts

Reason to Exist: Best Buy Case Study

Sept to Dec 2012: Board hires new CEO and CFO

Nov 2012: Company announces "renew blue" priorities

Best Buy's Renew Blue Priorities:
- Reinvigorate and rejuvenate the CUSTOMER EXPERIENCE
- Work with VENDOR PARTNERS to innovate and drive value
- Continue leadership role in positively impacting OUR WORLD
- Attract and inspire LEADER AND EMPLOYEES
- Increase ROIC for INVESTORS

Customer Experience Improves:
- Latest products and services offered
- Impartial & knowledgeable advice given
- Price made more competitive
- Ability to shop when, where you want (omnichannel)
- Support for the products (delivery, installation, etc.)



$11 share price; 3x EBITDA

$75 share price; 7x EBITDA

—— BBY – Dividend Adjusted Share Pricing   —— TEV/Forward EBITDA

Improvements in financial performance follow improved customer experience

	FY2012		FY2015		FY2018
Number of Stores	1,779		1,632		1,238
Same Store Sales %	(2.7%)		0.5%		4.8%
Gross Margin %	23.6%		23.3%		23.2%
SG&A %	20.5%		19.3%		18.7%
EBITDA %	5.2%		5.7%		6.4%
ROIC %	13.8%		16.8%		31.5%

- $725m in cost reductions in year 1
- Reinvested portion of savings in service offerings and labor
- 300 bps increase in net promoter score in FY2015 alone
- Divested China business

- Phase 2 of cost reductions - gross margin optimization of $400m
- Reinvestments in supply chain and specialty labor continue to drive outsized ecommerce and in-store growth
- Expanded partnerships



Source: SEC filings, Capital IQ, Transcripts

Reason to Exist: Best Buy Case Study

- **Best Buy vs. Bed Bath** – Similarities and Differences

- Some of the narrative is very similar - Best Buy recovery had:
  - ➢ Broken ecommerce and omnichannel experience
  - ➢ Price perception problem
  - ➢ Bloated SG&A structure
  - ➢ Non-core / underperforming businesses
  - ➢ Low inventory turns
  - ➢ Low return on invested capital

- Best Buy was arguably more relevant to vendors given their market share in the electronics category and was able to extract vendor supported kiosks

- <u>HOWEVER,</u> Best Buy was already a direct importer and had a significant directly sourced private label program

- For Bed Bath, direct sourcing is one of the most meaningful opportunities to improve gross margins - an opportunity that was already realized before the recovery ensued at Best Buy



Table of Contents

VI. **Turnaround plan: Refocusing on operational priorities to drive sales, margins and turns**

    a)   **Company Culture: Adding key competencies and exploiting talent within the organization**

    b)   **Sales: Improve sales by fixing the assortment, marketing and shopping experience**

    c)   **Gross Margin: Lowering supply chain complexity and removing the middleman through vendor consolidation, increased direct sourcing, higher private label penetration and lower promotions**

    d)   **SG&A: Realizing SG&A efficiencies through reduction in corporate expenses and optimization of payroll and advertising spend**

    e)   **Inventory: Rationalization of inventory to improve turns**

    f)   **Capital Allocation: Reallocation of investment priorities (capex and non-core assets)**



Turnaround Plan: Introduction

- **Bed Bath & Beyond has enormous potential** - with improved leadership and governance it can reclaim its once great status of a consistently growing category authority

- **Fix the shopping environment** – provide the customer with a compelling shopping experience and merchandise offering to win market share back

  - **Customer-centricity** – evolve from a product-focused organization to a customer solution focused organization that sells products and aligns marketing behind it

  - **Store experience** – improvement in the shopping experience can win back customers

  - **Curate the assortment** – provide a streamlined, easy-to-understand assortment which can lead to higher sales, and reduce missed opportunities

  - **Vignettes** – create vignettes to bring products to life in displays that show features and benefits as well as inspire and help customers make decisions

  - **Omnichannel** – develop a competitive website and omnichannel experience that can draw customers into a social community and into a seamlessly integrated store environment

  - **Services** – deliver services to the customer that can increase customer retention, increase ticket, increase basket and allow for higher margins

  - **Marketing** – develop a modern approach to marketing that talks to customers intelligently by using data and analytics

- **Fix the merchandise assortment** – overhaul merchandise assortment by conducting comprehensive merchandise line reviews

  - **SKU and vendor rationalization** – closer partnerships with fewer vendors can improve economics and eliminate product redundancy which can provide a more compelling assortment and make the stores easier to shop

  - **Merchandise architecture** – "good, better, best" pricing architecture can eliminate customer confusion and frustration

  - **Newness and innovation** – utilize deeper partnerships with vendors to help move Bed Bath towards being a destination for product innovation and newness



Source: Investor Group estimates

Turnaround Plan: Introduction

- **Improve gross margin** – a combination of supply chain initiatives and a careful review of the promotional stance can materially enhance margins

  ➢ **Direct sourcing** – developing a direct sourcing model can remove middlemen and allow Bed Bath to capture the profit internally

  ➢ **Private label** – developing a comprehensive, direct sourced private label program can increase gross margin

  ➢ **Increase inventory turn** – improving flow and turn can result in less clearance and can lead to higher realized prices per unit; faster turn may allow for more newness and seasonal products which can drive traffic and sales

  ➢ **Promotional stance** – carefully look to reduce reliance on couponing with the primary goal of not having any negative impact on the top line

- **Reduce SG&A** – eliminate the excesses that have grown over the last several years

  ➢ **Corporate overhead** – reduce high fixed cost compensation, reliance on consultants, expansion of headcount

  ➢ **Advertising** – evaluation of marketing mix and recalibration of attributional model can drive efficiencies

  ➢ **Store payroll** – optimize payroll hours and reduce unnecessary tasks

  ➢ **Real estate** – achieve rent reduction, exit money losing stores and monetize owned locations where it makes sense

- **Disciplined capital allocation** – cash generated would be directed to the highest return use:

  ➢ Share repurchase

  ➢ Debt repurchase

  ➢ Reinvestment in the business



Source: Investor Group estimates

Turnaround Plan: EPS Bridge

EPS Bridge: 2018 to 2022 Forecast



$1.92
+$1.36 to $2.22
+$0.49 to $0.79
+$0.63 to $1.18
($0.58 to $1.80)
+$1.29(1)
$5.35
2018 Adjusted EPS
Line Reviews and Sourcing
Private Label
SG&A Efficiencies
Investments in Sales-Driving Initiatives
Share repurchase impact
2022 EPS

We believe margin expansion and share repurchases can drive a 150% increase in earnings per share by FY2022

Source: SEC Filings, Investor Group estimates

(1) Investor Group model conservatively assumes share repurchases at 10x forward PE as cash is generated resulting in the purchase of approximately 47 million shares at $39 per share on average over the next 4 years – actual share repurchase program will be determined by board depending on market prices and expected performance at time of decision

Table of Contents



Turnaround the Culture: Improving Company Culture

- **Major upgrade of C-suite is needed to revitalize enthusiasm of employee base**

  ➢ Leadership restoration to start at the board level by adding fresh retail operating perspective and instituting culture of results, measurement and accountability

  ➢ New CEO to rebuild a culture of openness, sharing best practices and winning

  ➢ New culture will be driven by facts and data – corporate employees and store managers will be measured and rewarded on a variety of fundamental metrics that tie to growth and profitability

- **Employee training and education to become major area of focus to better support and motivate employee base**

  ➢ At Best Buy, associates earn the right to wear the Blue Shirt through training and performance hurdles – experts in interior design at Bed Bath will earn right to dress differently than peers

  ➢ Employee training will improve morale and help foster better service levels

- **Utilizing technology and embracing change**

  ➢ Empowering store employees with tools and best practices which will facilitate a better customer experience

  ➢ Seamlessly integrating technology throughout the organization to equip employees to make better decisions

- **Pushing greater P&L responsibility down through the organization through sales, margin and inventory related metrics in store manager compensation plans**



Source: Investor Group estimates

Turnaround the Culture: Employee Incentives

	BBBY Current Structure	New Structure (Home Depot Example)

Current CEO (structurally similar for other senior executives)	• **Base salary:**
	  – CEO $4.0 million per employment contract, but $3.5 million in 2018 (27% of target compensation)
	• **No annual variable cash bonus**
	• **Stock options** (6% of target)
	• **Performance shares** (67% of target)
	  – 1-Year metric (25%): <u>RELATIVE</u> EBIT margin %
	  – 3-Year metrics (75%): <u>RELATIVE</u> ROIC and EBIT margin %
	  – Ineffective TSR regulator: if TSR is negative, can still get paid at 100% of target
	  – No disclosure of peers for relative metrics
		• **Base salary in line with peers**
		• **Annual cash bonus:**
		  – Sales $'s
		  – EBIT $'s
		  – Inventory turns
		• **Performance shares:**
		  – 1-Year EBIT $'s
		  – 3-Year Average EBIT $'s
		  – 3-Year Average ROIC %
		• **Full disclosure of metrics and peers**

Store Managers	**Only compensation metric is shrink (theft)**	• **Sales growth** • **4-wall profitability** • **Inventory turns**
Associates	**None**	• **Compensation tiers with higher levels of training**

Establishing a results-oriented culture starts at the most senior level of leadership and should funnel its way down through the entire organization

Source: SEC filings, Bed Bath management, Investor Group estimates



Table of Contents

VI.   Turnaround plan: Refocusing on operational priorities to drive sales, margins and turns

    a)   Company Culture: Adding key competencies and exploiting talent within the organization

    b)   Sales: Improve sales by fixing the assortment, marketing and shopping experience

    c)   Gross Margin: Lowering supply chain complexity and removing the middleman through vendor consolidation, increased direct sourcing, higher private label penetration and lower promotions

    d)   SG&A: Realizing SG&A efficiencies through reduction in corporate expenses and optimization of payroll and advertising spend

    e)   Inventory: Rationalization of inventory to improve turns

    f)   Capital Allocation: Reallocation of investment priorities (capex and non-core assets)



Turnaround Sales: Summary

- **Stabilize and grow sales** – create a customer-centric organization that improves the shopping experience and the way Bed Bath communicates with its customers

- **Build a customer-centric organization** – move from an item focused organization to customer solution focused organization touching every aspect of merchandising and marketing

- **Implement line reviews** – systematically evaluate product categories and rationalize SKUs

- **Improve the shopping experience to incorporate initiatives in several areas of focus**
  - **Merchandise** – creating the proper curated merchandise architecture that encompasses "good, better, best" price integrity reducing the vendor and SKU proliferation can result in a compelling, easy to shop assortment
  - **In-store experience** – once the assortment is streamlined, space will be available to improve the store experience by presenting curated product in vignettes that highlight product features and benefits while generating inspiration for customers
  - **Emphasize services** - provide customers solutions in the store such as "Decorist" interior design services
  - **Omnichannel** – creating seamless integration between the store shopping environment and the ecommerce experience

- **Upgrade marketing** to improve how Bed Bath communicates with and attracts its customer
  - Better communication on pricing and value proposition
  - Improve marketing efficacy by assessing appropriate spending in the best channels and approach to social media
  - Utilize customer data to allow more targeted and personalized offers to be communicated



Source: Investor Group estimates

Turnaround Sales: Line Reviews are a Cornerstone

- Line reviews will be conducted to systematically evaluate product categories and rationalize SKU count

- Communicate new strategy to partners during vendor summit and allow vendors to compete for a larger portion of the business
  - More streamlined and compelling assortment
  - Better average unit costs through greater individual vendor economies of scale

- Key elements of new assortment:
  - **Architecture** – product should fit in a "Good, Better, Best" pricing architecture to ensure price integrity and considers where competition is with opening price points
  - **Feature and benefits** – price should be determined by the features and benefits they provide customers with rationale for higher price point items clearly articulated through product messaging
  - **Excess and redundant SKUs** – eliminating repetitive SKUs can relieve confusing customer experience highlighted in proprietary survey
  - **Innovation** – identify opportunities to partner with vendors to make Bed Bath a destination of innovation
  - **New categories** – through line reviews, merchants can identify vacant adjacent or subcategories where new product can be added

- Our director nominees expect line reviews to result in margin expansion and sales uplift
  - SKU productivity, GMROI ("Gross Margin Return on Investment") and profitability per foot will be analyzed and space allocated accordingly
  - Increased scale per vendor relationship and reduction in sourcing complexity can drive lower unit costs
  - Private label programs will be developed with a common brand and direct sourcing in categories with low design intensity
  - Opportunities for vendor supported online advertising will be assessed
  - The assortment will be constructed to increase the mix to higher margin products and incorporate promotional activity

Reducing SKUs should not result in lost sales as streamlined choices improves buying process

 Source: Proprietary survey of 682 active Bed Bath & Beyond customers performed March 2019; active defined as purchased something during the last 12 months

Turnaround Sales: Enhancing the In-Store Experience

- **Line review initiative** – from a sales perspective, line reviews can create a compelling assortment and eliminate unproductive products
  - Make stores easier for customers to shop and understand
  - Curated assortment can reduce clutter
  - Allow for growth in vacant and adjacent categories
  - Create space for experiential vignettes

- **Vignettes -** space reclaimed from eliminating item depth and breadth can be reallocated to vignettes that would inform customer buying decisions and create solutions - space can be used to improve customer experiences with:
  - Coffee bar
  - Connected home
  - Cooking demonstrations
  - How to and instructional videos

- **New categories** - streamlining the over-assortment and correcting the SKU and vendor proliferation will free up underutilized space within the store
  - Significant opportunity to create more product focused on children - kids is a natural product extension for Bed Bath
  - The aging population is providing meaningful merchandise opportunities to focus on products that cater to their needs
  - Organic – nationwide movement to focus on organically and low-carbon made products is creating opportunities
  - Seasonal – significant opportunity to enhance the assortment for seasonal events - both sales and traffic driving initiatives
  - Space for bridal parties and baby showers – an opportunity exists to make store more engaging and inviting for customers
  - Closet organization and storage supplies – sizable market opportunity that Bed Bath does not currently participate in any meaningful way



Source: Investor Group estimates

Turnaround Sales: Enhancing the In-Store Experience

Bed Bath should emulate successful formats of competitors

Connected Home (Best Buy)



Vignetting (Target)



Dyson – Shop-in-shop (Best Buy)



Cooking Demos (Williams-Sonoma)



Alexa Station (Best Buy)



 Source: Investor Group store visits

Turnaround Sales: Enhancing the In-Store Experience

Bed Bath

Floor to ceiling – Unappealing vertical inventory stacks

No excitement! Easter weekend and first thing customer sees in front of store is an uninspiring set of table linens in cardboard boxes







Learning from the Competition

Williams-Sonoma

Curated assortment



Experience the product: cooking, coffee, water





Neatly organized with excellent lighting

Different depth of inventory on the floor is required at Bed Bath, but lessons on presentation are abound



Target





Innovation in showcasing product and identifying innovative new products – Where is Bed Bath's Harry's?


Source: Investor Group store visits

Turnaround Sales: Provide Service and Solutions

- Successful retailers today are going beyond selling products to provide superior services and solutions

- Delivering interior design services to customers can increase sales and customer loyalty
  - ➢ Utilize existing business Decorist
  - ➢ Prominently place Decorist support in the stores
  - ➢ Make Decorist information available in stores
  - ➢ Establish Decorist Kiosk in stores
  - ➢ Make Decorist a feature of the website



> *"So clearly, from a traffic standpoint, we're continuing to see traffic decline as customers tend to buy online the higher frequency, smaller items and they tend to focus their trips to the store for more discovery, experiential discovery, interaction with our great Blue Shirt and gravitating to higher ticket items, more complex solutions in the stores. So clearly, we're seeing increase in the basket or the average order value in the stores, also higher conversion rates."*
>
> – Hubert Joly, CEO Best Buy 11/16/17

 Source: SEC filings, Company Transcripts, Google

Turnaround Sales: Fix Omnichannel Execution

- **Website** – the website does not offer a competitive experience - fixing the website will entail addressing:

  - Site functionality
  - Stale content
  - Navigational ability
  - Product assortment
  - Product adjacencies
  - Number of clicks to find products and complete an order
  - Search efficacy
  - Elevate Decorist

- The website needs to display products in room and functional environment settings - "romancing" will require product to be visually displayed in usage settings with greater elements of storytelling

- **Omnichannel functionality**

  - Allow for pickup in stores
  - Deliver to car
  - Offer in-store support for web-assisted shopping
  - Create ability to shop virtual inventory
  - Develop mobile app that provides in-store information
  - Develop mobile and/or self-checkout options



Source: Investor Group estimates

Turnaround Sales: Revitalization of Marketing

- Bed Bath should develop an appropriate customer-centric approach to marketing

  - Utilize CRM data for personalization – extracting meaningful information from the customer file and data gathering can be used to enhance the customer's shopping experience

  - Evolve message from selling discounts to selling solutions, innovations and ideas

  - Create a social network that customers trust and rely on as a destination for trends, inspiration, ideas and information

  - Develop comprehensive marketing support for private label program

- Redirect advertising spend to effectively recruit and retain customers

  - Amount spent on free standing inserts ("FSI") must be evaluated and its efficacy measured

  - Approach to search optimization needs to be reevaluated to accomplish goal of staying at the top of customers' minds

  - Increasing the amount of in-store visual aides can significantly improve the customer shopping experience

- Use of modern digital tools should be incorporated in the customer's journey

  - Product reviews are an indispensable component of today's shopping experience and decision making

  - Social influencers are widely used today to help customers make informed decisions

- Improve marketing message to move beyond featuring price and items
  - Focus more on features, less on items
  - Create online community as a trusted destination for ideas, inspiration and information
  - Create social events in-store



Source: Investor Group estimates

Turnaround Sales: Improve Price Messaging

- Combatting the higher price perception and modernizing the marketing approach and capabilities are, in our view, the most significant opportunities to improve efficiency and potency of Bed Bath's marketing plan

  ➢ The Investor Group's proprietary pricing studies indicate pricing without a 20% coupon is generally slightly above Amazon and Walmart, but when including the coupon, customers generally receive pricing **below** Amazon, Walmart, and Target

  ➢ The result is comparable value on most items when shopping in-store and comparable value with more expensive and less timely delivery options for products transacted online

  ➢ The Investor Group's proprietary survey work indicates the largest subsets of the customer population believe pricing is **"slightly more expensive than Amazon"** when not using a coupon and **"comparable"** when using the 20% off coupon[1]

- **Price Messaging** – we believe more deliberate explanation of the Company's price proposition will go a long way to eliminating customer perception that Bed Bath is overpriced

  ➢ In a study of 10,000 SKUs (with 50% overlap in products), Bed Bath prices are 7% higher on average vs. Amazon - this is before coupons[1]

  ➢ After taking into account Bed Bath prices with coupon, they are generally LOWER than Amazon

  ➢ The opportunity for price optimization is to change message not lower prices further

- **Opening Price Points** ("OPP") – will help price perception and drive sales

  ➢ Addition of OPP to the assortment can eliminate persistent problem of price perception and open up parts of the market Bed Bath has failed to address

  ➢ With appropriate supply chain, the Company should be able to lower its cost structure and offer OPP products at lower prices, but achieve comparable merchandise margin dollars as existing assortment

  ➢ Lower price points can increase competitive position, regain lost customers, drive traffic and lead to higher sales



Source: SEC Filings, Investor Group estimates
(1) Proprietary analysis from nationally recognized data provider

Turnaround Sales: Improve Price Messaging

Pricing Comparison (Illustrative)

			BEYOND+				Normal Pricing - % Diff			Beyond+ Pricing - % Diff		
Item	Description	Online Bed Bath	Online Bed Bath	Amazon	Online WalMart	Online Target	Amazon	Online WalMart	Online Target	Amazon	Online WalMart	Online Target
Blender	Ninja Blender 1200	$102.99	$82.39	$99.99	$96.99	$119.99	(3%)	(6%)	17%	21%	18%	46%
Blender	VitaMix A2300 Ascent Series	$399.99	$399.99	$399.99	N/A	$399.95	0%		(0%)	0%		(0%)
Blender	Hamilton Beach Sound Shield	$69.99	$69.99	$89.99	$79.99	N/A	29%	14%		29%	14%	
Coffee make	Cuisinart 14-cup Programmable w/ hotter coffee opti	$99.99	$79.99	$67.47	$76.99	$99.99	(33%)	(23%)	0%	(16%)	(4%)	25%
Coffee make	Cuisinart Grind & Brew Thermal 12-cup Auto Coffee m	$171.99	$137.59	$143.33	$158.49	$143.99	(17%)	(8%)	(16%)	4%	15%	5%
Coffee make	Hamilton Beach Brew Station 12-cup Dispensing Coffee	$49.99	$39.99	$39.96	$49.85	$39.99	(20%)	(0%)	(20%)	(0%)	25%	0%
Toaster	Breville The Smart Oven Convection Toaster Oven	$249.99	$249.99	$199.95	$249.95	N/A	(20%)	(0%)		(20%)	(0%)	
Toaster	Hamilton Beach 2-slice Modern Chrome Toaster	$27.99	$22.39	$26.99	$19.94	$21.99	(4%)	(29%)	(21%)	21%	(11%)	(2%)
Toaster	KitchenAid 4-slice Toaster	$49.99	$39.99	$49.99	$49.99	$49.99	0%	0%	0%	25%	25%	25%
Car Seat	Graco SnugRide SnugLock 35 DLX Infant Car Seat in H	$199.99	$159.99	$268.91	$153.99	$199.99	34%	(23%)	0%	68%	(4%)	25%
Car Seat	Britax B-Safe Ultra Infant Car Seat	$219.99	$219.99	$199.99	$219.99	$219.99	(9%)	0%	0%	(9%)	0%	0%
Car Seat	Chicco KeyFit 30 Infant Car Seat in Lilla	$199.99	$159.99	$199.99	$199.99	$199.99	0%	0%	0%	25%	25%	25%
Stemware	Reidel O Pinot/Nebbiolo Stemless Wine Glasses (2)	$24.99	$24.99	$23.60	N/A	$25.99	(6%)		4%	(6%)		4%
Stemware	Reidel Heart to Heart Cabernet Wine Glasses (4)	$59.99	$59.99	$71.98	N/A	N/A	20%			20%		
Stemware	Schott Zwiesel Tritan Pure Burgundy Wine Glasses (4)	$55.99	$44.79	$55.95	N/A	N/A	(0%)			25%		
Vacuum	Hoover WindTunnel2 Whole House Rewind Upright Vac	$149.99	$119.99	$95.99	$99.00	$99.99	(36%)	(34%)	(33%)	(20%)	(17%)	(17%)
Vaccum	Dyson V7 Trigger Vacuum	$179.99	$143.99	$179.00	N/A	$179.99	(1%)		0%	24%		25%
Vaccum	Shop-Vac 12-Gallon 5.0 Peak HP Wet/Dry Pump Vacuu	$134.99	$107.99	$94.93	$119.48	$119.99	(30%)	(11%)	(11%)	(12%)	11%	11%
Average							(5%)	(9%)	(6%)	10%	7%	12%

Opportunities exist to better communicate on value vs. peers rather than blanket discounting



Source: Company websites

Turnaround Sales: Improve Price Messaging

- The Company seems to have an aversion to OPP strategy and offering lower price mix of products

- In reality, BBBY is missing a market share opportunity and causing the Company to appear more expensive than its competitors

  ➢ With appropriate supply chain, the Company can lower its cost structure and offer products at lower prices, but achieve comparable merchandise margin dollars as existing assortment

  ➢ Lower price points can increase competitive position, regain lost customers, drive traffic and lead to higher sales

  ➢ OPP can have attractive margins through private label offerings (Mainstay is a Walmart private brand)

OPP Comparison: BBBY vs Walmart/Target Coffee Makers

Bed Bath – Lowest Priced Coffee Maker $29.99   Walmart - Mainstays 12-cup $10.84   Target – Mr. Coffee 12-cup $17.99





 Source: Investor Group store visits

Table of Contents

VI.   **Turnaround plan: Refocusing on operational priorities to drive sales, margins and turns**

      a)   **Company Culture: Adding key competencies and exploiting talent within the organization**

      b)   **Sales: Improve sales by fixing the assortment, marketing and shopping experience**

      c)   **Gross Margin: Lowering supply chain complexity and removing the middleman through vendor consolidation, increased direct sourcing, higher private label penetration and lower promotions**

      d)   **SG&A: Realizing SG&A efficiencies through reduction in corporate expenses and optimization of payroll and advertising spend**

      e)   **Inventory: Rationalization of inventory to improve turns**

      f)   **Capital Allocation: Reallocation of investment priorities (capex and non-core assets)**



Turnaround Gross Margins: Supply Chain Initiatives

As a starting point, we believe the vendor relationships need to be rehabilitated – from there, fewer, but more collaborative partnerships can be established

- **Gross margin improvement** – material gross margin expansion will be realized through improvement in Bed Bath's supply chain and sourcing model - sourcing direct from manufacturers and developing a comprehensive private label program can enable the Company to recapture meaningful portions of the costs caused by the myriad of middlemen currently used

- **A large portion of these gains can be achieved by using the existing network of cross dock facilities**

- **Direct sourcing** – buy direct from manufacturers and move away from many existing 3rd parties
  - ➤ Majority of branded product is currently sourced through domestic middlemen
  - ➤ Majority of benefit could be realized in a cross dock model by utilizing ability to pre-pack product at manufacturer

- **Private label** – develop a directly sourced private label program
  - ➤ Most companies of this size source the majority of the non-branded product directly from foreign manufacturers
  - ➤ Can further help the Company understand product costing which will benefit rest of assortment initial mark up ("IMU")

- **Distribution** – opportunistically move volume to distribution centers ("DCs")
  - ➤ Pre-existing DCs could be affordably purchased or leases assumed (Bon-Ton's, Toys "R" Us)

- **Other opportunities to increase gross margin include:**
  - ➤ Reducing Clearance – SKU and vendor rationalization combined with increasing inventory turn can reduce amount of in-store clearance
  - ➤ Address promotional and coupon activity without effecting the customer experience or repeating the J.C. Penney debacle
  - ➤ Cost based engineering - back into product costs and IMU based on popular item price points



Source: SEC Filings, Investor Group estimates

Turnaround Margins: Home Depot Case Study

- As early as 1998, Home Depot started to implement a global sourcing strategy

- By 2004, most of the merchandise was purchased directly from manufacturers, eliminating "middleman" costs and enhancing gross margin

Home Depot Gross Margin History

1998: "We are in the process of positioning ourselves to buy more products offshore. It may be that some products we source domestically are already being manufactured offshore, but we are buying them through an importer. They may be somewhat less expensive than a similar domestically made product, but we aren't getting a lot of the benefits because the importer has to put his markup on them."

~(Don Paul, Home Depot's Director of Import Inventory Management)



"The rate increase was primarily attributable to a lower cost of merchandise resulting from product line reviews and increased sales of imported products" (FY2000 Annual Report)

"We currently source products from more than 600 factories in approximately 35 countries" (FY2005 Annual Report)

The process of performing line reviews and shifting to a direct sourcing model at Home Depot **drove a sustainable ~500bps of margin improvement from 1998 to 2004**

Home Depot and peers went through this process of removing the middleman and going direct over 20 years ago!



Source: "Global Sourcing Helps Home Depot Keep Prices Low, Quality High" Supply Chain Brain 4/1/98, SEC filings, Coresight research

Turnaround Margins: Uplift from Removing the Middleman

- Consultants estimate impact to AUC (average unit cost) of products sourced through domestic vendors could decline by ~7.5% to ~12.5%, resulting in meaningful savings from eliminating existing middlemen in BBBY sourcing

- Some savings will be offset by buildout of additional capabilities to support direct sourcing

    – Capital Investment: Significant efficiencies with existing infrastructure - potential to opportunistically acquire additional DC capacity

    – Expense investment: New annual supply chain costs included below

Direct Sourcing Mix[1]

Imported Items 10%

Other Items (Difficult go Direct) 25%

Domestically Sourced 65%

Size of Sourcing Improvement Opportunity

$'s in millions	$'s and %
Bed Bath COGS	$7,925
Sales	$12,029
Product margin	50%
Product cost	$6,015
Sourcing mix:	
Domestically sourced	90%
Less: Third party exclusive	10%
Targeted domestic middle men	80%
Less: Other difficult to souce	15%
Core assortment	65%
Product costs on core assortment	*$3,909*

Gross Margin Uplift

$'s in millions	Low	High
Middle men unit cost reduction % (1)	7.5%	12.5%
Middle men profit recapture	$293	$488
New supply chain costs	($25)	($50)
Net product cost savings	$268	$438
Gross margin impact %	223 bps	364 bps

Removing the middleman could improve total Company margins at Bed Bath by 220 to 360 bps even after considering infrastructure investments



Source: SEC Filings, Investor Group estimates, industry expert interviews
(1) Based on proprietary consultant assumption

Turnaround Margins: A Holistic Private Label Program

Home Depot's "HDX" Program: Executing in Private Label and Building a Comprehensive Solution

Toilet Paper


Window Cleaner


Trash Bags


Bleach


Tools


Extension Cords




Source: Investor Group store visits

Turnaround Margins: Increase Private Label Penetration

In-Store Product SKU Depth Illustration: Turners / Spatulas



	Bed Bath	Crate & Barrel	Sur La Table	Williams Sonoma	Walmart	Target
# of SKUs	37	19	26	35	11	20
Number of brands	8	4	5	4	3	5
Private Label %	5%	58%	65%	86%	82%	30%
Average price	$10	$10	$16	$19	$4	$8

Spatulas are a prime example of significant SKU and vendor proliferation without appropriate private label representation in a high gross profit per square foot category

 Source: Investor Group store visits; all pictures and table are from a single store site

Turnaround Margins: Private Label Margin Uplift

Three goals for new focus on building a differentiated private label offering:

1. Develop store-wide branded solution and build equity

2. Determine priorities for programs including enhancing value through greater build out of OPP private label offerings

3. Fix sourcing in less design intensive categories (soft goods) by cutting out middlemen including direct importers and sourcing agents

Private Label Penetration

Private Label Penetration	
Current penetration	15%
Target penetration	25%[1]
Increase in private label	10%

Impact on Total Company Margin %

	Low	High
Private label sales (current) - 15%	1,804	1,804
Private label sales (target) - 25%	3,007	3,007
Increase in private label sales	1,203	1,203
Margin uplift from private label	10%	15%
Incremental gross profit capture	$120	$180
Less: Incremental product design cost	($25)	($25)
Incremental gross profit, net	$95	$155
Gross margin impact	79 bps	129 bps

Comments

Increased private label penetration

Build private label design and sourcing capabilities

Shift all private label programs to direct source

Increasing private label penetration could result in 80 bps to 130 bps of gross margin benefit, after considering additional product design and direct sourcing infrastructure costs



Source: SEC Filings, Investor Group estimates, industry expert interviews
(1) Based on nationally recognized proprietary consultant assumption for "conservative" target penetration

Turnaround Margins: More Supply Chain Opportunity

- **Reduce role of store managers in product ordering – rely more on a centralized planning and allocation function to predict demand and allow for direct sourcing from factories**

  - ➢ Stores determining when to order product requires the product sit with domestic middlemen in 3rd party warehouses, a costly proposition

  - ➢ Waiting for a store manager to re-order basic product is an expensive process that results in higher shipping and handling costs

  - ➢ Store managers cannot predict demand as well as a centralized system and results in over-assortment and higher inventory which can lead to higher mark downs

  - ➢ Lack of centrally led planning and allocation prevents best practices - while some entrepreneurial aspects are great at this level it leads to inefficiency and higher expenses

- Change incentives structure – in our view, merchants need to have bonuses based on "maintain" margin (the net realized out-the-door price of an item) and store managers need more accountability for 4-wall profit

- **Cost base engineering** – develop product costs and IMU based on popular item price points

  - ➢ Product design with appropriate amount of cost to achieve higher IMUs

  - ➢ Private label program will enable Bed Bath to establish base line cost structure for product

  - ➢ Higher IMUs can be achieved when merchants identify true cost

- **Better approach to clearance** - use stores that are targeted to close as clearance locations for discontinued product

 Source: SEC Filings, Investor Group estimates

Turnaround Plan: Promotional Activity

- Investor Group (4/10/19):

  "We were deeply concerned to hear management suggest, during the fourth quarter call, that they were going to reduce coupon availability to improve profitability. Our proprietary consumer survey work indicates this is a risky path to pursue given the wide range of margin enhancing opportunities available for both reducing product sourcing costs and lowering SG&A in non-customer facing areas. In our view, it does not make sense to make any couponing adjustments prior to executing on initiatives that would fundamentally improve the in-store experience for customers and drive retail traffic."

- Coupons are an essential part of the customer experience
- Initiatives must not put sales at risk but can address opportunities in:
  – Coupon stacking
  – Coupon give away after purchase decision is made
  – Return policy
- Analysis of the interaction between Beyond+ and coupons







BED BATH & BEYOND
NEVER A FEE NEVER EXPIRES
gift card
SHOP IN-STORE OR ONLINE.
WE WILL NOT BE UNDERSOLD.
GUARANTEED!
The Bridal & Gift Registry
REGISTER AND PURCHASE IN-STORE OR ONLINE.
www.bedbathandbeyond.com
ClubMom
20% OFF
BED BATH & BEYOND
Beyond any store of its kind.
Take 20% off any single item.*
Present this certificate.
Valid for in-store use only.

Source: Investor Group estimates, Investor Group store visits

Table of Contents



Turnaround SG&A: Corporate / Centralized Expense

- Reducing corporate overhead remains the most significant opportunity
  - ➤ Proprietary consultant analysis suggests 6% to 10% non-personnel savings are possible based on outside-in assessment
  - ➤ Additional personnel related savings should be centered around rationalizing senior roles and elevating mid-level talent

- Named executive officers ("NEO") and co-chairs received significant guaranteed compensation
  - ➤ A more shareholder aligned performance-based plan would have resulted in significant savings in 2018 as the Company missed its forecast and NEOs would have only received their base pay

- Restructuring incentive compensation – improve alignment with shareholders by introducing a metric based variable component offering real downside protection to shareholders
  - ➤ Develop proper operating metrics for incentive compensation that align with shareholder value creation
  - ➤ Instilling bonus plan throughout multiple layers of the organization to drive equity culture

- Optimize advertising expense and marketing mix to yield cost efficiencies and/or greater topline effect through improved ROI
  - ➤ $100mm increase in advertising over the last 3 years has not generated a sufficient return for shareholders
  - ➤ Few other retailers have experienced a similar increase in marketing spend
  - ➤ Opportunity exists to reallocate $'s to most effective channels with full audit of marketing mix model

 Source: Investor Group estimates

Turnaround SG&A: Store-level Operating Expenses

- Store payroll optimization is already underway, but we are concerned it may not be implemented correctly

- Most significant opportunity to improve store performance on Day 1 is to implement an incentive compensation plan for store managers that ties to 4-wall profitability

- Elimination of unnecessary tasks should provide a meaningful lift
  - ➢ Changes in inventory flow should reduce labor hours, i.e. filling top stock is labor intensive
  - ➢ Changes in work processes – diminishing the over-assortment will require fewer hours to effectively merchandise the store

- Streamlined self-check out is another payroll opportunity

- Outdated technology is still hampering associate productivity and scheduling – high ROI opportunities may exist to implement IT upgrades

We believe a more open and collaborative culture at Bed Bath will invigorate employees and facilitate better sharing of innovative ideas for efficiency



Source: Investor Group estimates, proprietary consultant research

Turnaround SG&A: Real Estate & Rent Reduction

- With approximately 1/3 of store leases expiring over next 3 years, savings can be material

- **Rent reductions** – estimate from real estate expert indicates that over the last 2 years, strip retailers with healthy balance sheets have been able to see a 5% to 10% reduction in rent

  - ➤ Can take advantage of co-tenancy kick outs

  - ➤ Can take advantage of mall/strip anchor kick outs

- **Reducing restrictions** - further savings can be realized by trading terms with landlords

  - ➤ Many Bed Bath leases have use restrictions such as parking lot and tenant restrictions

  - ➤ Relinquishing those restrictions could result in significant savings

- **Close money-losing stores** – to the extent there are stores that are losing money on a 4-wall basis, closure of money-losing stores would provide upside to our forecasts

$'s in millions	FY18	FY19	FY20	FY21	FY22
Leases up for renewal	170	170	170	170	170
Store closures	(37)	(40)	(30)	(25)	(20)
Renegotiated leases	133	130	140	145	150
Total Stores	**1,531**	**1,504**	**1,480**	**1,461**	**1,447**
% of store base renewed	*8.7%*	*8.6%*	*9.5%*	*9.9%*	*10.4%*
Average Square Footage in Period	43,595	42,591	41,792	41,077	40,822
Rent reduction % for re-negotiated leases		**(7.5%)**	**(7.5%)**	**(7.5%)**	**(7.5%)**
Rent Expense	$610	$593	$578	$565	$558
Rent per Average Gross Square Foot	$14.0	$13.9	$13.8	$13.7	$13.7
Rent % of sales	5.1%	5.2%	5.2%	5.1%	5.1%

We believe rent per square foot can decline and stores can be closed reducing the dollar amount of fixed rent expense

 Source: SEC Filings, Investor Group estimates

Turnaround SG&A: SG&A % of Sales

Closest Retail Peer Comparison[1]: SG&A % of Sales (Adjusted to Exclude Occupancy and Depreciation)

bottom quartile	3rd quartile	2nd quartile	top quartile
High-touch and large design capabilities	Significant product design capabilities (excluding Dick's)	Given product mix Bed Bath should operate at low end of 2nd quartile	High ticket business models tend to operate at top quartile

- TCS: 32%
- M: 30%
- PIR: 30%
- KIRK: 28%
- DKS: 24%
- MIK: 23%
- KSS: 22%
- BBBY: 22%
- HOME: 22%
- LOW: 21%
- TUES: 19%
- TJX: 18%
- TGT: 17%
- HD: 17%
- ROST: 15%
- BBY: 15%
- TSCO: 14%

Based on business mix and operating model, proprietary consultant assessment indicates Bed Bath should be operating in the 2nd quartile



Source: SEC Filings, Capital IQ, Legion Partners' estimates
Note: Detailed benchmarking assumptions and accounting adjustments in appendix; peer data has been adjusted to improve comparability and is based on last reported annual period with a filed 10-K, except Bed Bath which reflects FY2018 and the Investor Group's estimate for rent expense (10-K filing forthcoming)
(1) Peer group excludes WSM given more than 50% of sales are online

Turnaround SG&A: SG&A per Square Foot

Closest Retail Peers[1]: SG&A per Square Foot (Adjusted to Exclude Occupancy and Depreciation)

bottom quartile | 3rd quartile | 2nd quartile | top quartile

$165 — TCS
$158 — BBY

Higher ticket sale and more services

$78 — TJX
$72 — KIRK
$70 — BBBY
$67 — PIR
$67 — M
$66 — HD
$62 — ROST
$59 — TGT
$57 — DKS
$55 — LOW
$55 — KSS
$53 — MIK
$40 — TSCO
$25 — TUES
$15 — HOME

Based on business mix and operating model, proprietary consultant assessment indicates Bed Bath should be operating in the 2nd quartile



Source: SEC Filings, Capital IQ, Legion Partners' estimates
Note: Detailed benchmarking assumptions and accounting adjustments in appendix; peer data has been adjusted to improve comparability and is based on last reported annual period with a filed 10-K, except Bed Bath which reflects FY2018 and the Investor Group's estimate for rent expense (10-K filing forthcoming)
(1) Peer group excludes WSM given more than 50% of sales are online

Turnaround SG&A: Cost Reduction Detail

- Largest cost reductions coming from non-working "corporate and administrative expense bucket" of approximately $200 million(2)
- Reduction in store payroll below is primarily driven by store closures, but includes impact of labor optimization, which is partially offset by reinvestment in training and additional employee hours – we believe the net effect can drive $1 to $2 per square foot of net payroll efficiencies

SG&A Breakdown	Actual		FY2022		Change		Comments
($'s in millions)	FY2015	FY2018	Low	High	Low	High	
Sales	**$12,104**	**$12,029**	**$10,909**	**$10,909**	**($1,120)**	**($1,120)**	
Average Gross Square Footage	43,200	43,378	40,822	40,822	(5.9%)	(5.9%)	
CORE LINE ITEMS:							
Corporate and administrative	521	723	542	506	(181)	(217)	25% to 30% reduction(2)
Store payroll and operating expense	1,231	1,301	1,170	1,143	(132)	(158)	optimization / less stores
Rent expense	568	610	558	558	(52)	(52)	optimization / less stores
Other occupancy	85	92	84	84	(8)	(8)	lease negotiations
Advertising expense	338	450	425	400	(25)	(50)	optimization
Depreciation	274	339	319	319	(20)	(20)	less stores
Maintenance and repairs	131	125	118	118	(7)	(7)	less stores
Stock-based compensation	57	59	45	40	(14)	(19)	reduction
Recurring SG&A expense	**3,205**	**3,698**	**3,260**	**3,167**	**(439)**	**(531)**	
NON-RECURRING LINE ITEMS:							
One time gain on sale of RE	-	(28)	-	-	28	28	non-recurring
Severence expense	-	11	-	-	(11)	(11)	non-recurring
Restructuring charges	-	-	-	-	-	-	non-recurring
Total SG&A expense	**3,205**	**3,681**	**3,260**	**3,167**	**(422)**	**(514)**	
SG&A (excluding D&A and Occupancy)	**2,278**	**2,657**	**2,299**	**2,206**	**(358)**	**(451)**	
SG&A per Avg Selling Square Foot	**$60**	**$70**	**$64**	**$62**	**($6)**	**($8)**	
Recurring SG&A % (ex-D&A and Occupancy)	**18.8%**	**22.1%**	**21.1%**	**20.2%**	**(1.0%)**	**(1.9%)**	

Reductions in corporate and payroll SG&A per square foot closer to the peer median could result in 100bps to 190bps of margin improvement



Source: SEC Filings, Capital IQ, Investor Group estimates, nationally recognized operational consultant estimates
(1) Rent expense, advertising expense and maintenance and repair expense are estimated for FY2018, but actual in FY2015; store payroll and operating expense, other occupancy estimated for both FY2015 and FY2018
(2) Nationally recognized operational consultant believes 25% to 30% of corporate SG&A reduction can be realized based on "outside-in" assessment

Table of Contents

VI. Turnaround plan: Refocusing on operational priorities to drive sales, margins and turns

a) Company Culture: Adding key competencies and exploiting talent within the organization

b) Sales: Improve sales by fixing the assortment, marketing and shopping experience

c) Gross Margin: Lowering supply chain complexity and removing the middleman through vendor consolidation, increased direct sourcing, higher private label penetration and lower promotions

d) SG&A: Realizing SG&A efficiencies through reduction in corporate expenses and optimization of payroll and advertising spend

e) Inventory: Rationalization of inventory to improve turns

f) Capital Allocation: Reallocation of investment priorities (capex and non-core assets)



Turnaround Inventory: Turns are Below Retail Peers

Closest Retail Peers[1]: Inventory Turnover LFY[2] (Trailing 4 Quarter Average Inventory)

Increasing furniture mix is likely not the answer to driving asset efficiency higher

Significant slow turning furniture mix

peer average = 3.7x

Company	Turns
TGT	5.6x
BBY	5.6x
HD	5.5x
ROST	5.3x
TJX	5.3x
KIRK	3.9x
LOW	3.9x
TCS	3.7x
KSS	3.3x
TSCO	3.3x
BBBY	2.9x
WSM	2.8x
TUES	2.7x
DKS	2.7x
M	2.7x
MIK	2.2x
PIR	2.2x
HOME	1.8x

Trailing inventory turns are a drag on return on invested capital



Source: SEC filings, Capital IQ, Investor Group estimates
Note: Detailed benchmarking assumptions and accounting adjustments in appendix; Peer data has been adjusted to improve comparability
(1) Peer group selected by Investor Group
(2) LFY stands for "last fiscal year" reported

Turnaround Inventory: Improving Turns

- Inventory turn is the common thread that runs across many functional areas:

  - Potential to release +$500 million in cash from the balance sheet

  - Recapture space for higher margin faster turning items

  - Recapture space for experiential customer engagement

  - Increase newness and seasonality

  - Reduce markdown from clearance and discontinued product

- Including inventory turns in store manager and executive comp can have a profound and immediate impact on cash generation and return on invested capital

- The Investor Group believes Bed Bath can improve inventory turns to at least 3.5x

$'s in millions	Current BBBY	Investor Group Target		At Peer Average
Last 12 months COGS	$7,925	$7,925		$7,925
4Q Average Trailing Inventory	$2,771	$2,264		$2,142
Inventory Turns	2.9x	3.5x		3.7x
Cash generated from inventory release		$507		$629

Investor Group believes that through line reviews and changes to incentive compensation metrics, Bed Bath can generate more than $500 million from improved inventory turns



Source: SEC Filings, Investor Group estimates

Table of Contents

VI. Turnaround plan: Refocusing on operational priorities to drive sales, margins and turns

a) Company Culture: Adding key competencies and exploiting talent within the organization

b) Sales: Improve sales by fixing the assortment, marketing and shopping experience

c) Gross Margin: Lowering supply chain complexity and removing the middleman through vendor consolidation, increased direct sourcing, higher private label penetration and lower promotions

d) SG&A: Realizing SG&A efficiencies through reduction in corporate expenses and optimization of payroll and advertising spend

e) Inventory: Rationalization of inventory to improve turns

f) Capital Allocation: Reallocation of investment priorities (capex and non-core assets)



Turnaround Capital Allocation: Prioritization Process

- We believe Bed Bath must instill a capital allocation framework that sets appropriate risk-adjusted hurdle rates for organic investment and weigh deployment of capital for investment against returning cash to shareholders

- This new framework could result in the following changes compared to the Company's historical preferences:

  ➢ The Investor Group expects capex to be reduced to the extent high returning investment opportunities aren't identified

  ➢ New store growth would be heavily scrutinized in favor of investing in existing store base

  ➢ Company should focus on their core business rather than continuing to sink money into acquisitions

- Existing composition of portfolio of businesses will undergo review of alternatives to explore value accretive exits:

  ➢ Owned real estate – identifying the accretive opportunities to unlock cash in owned money-losing stores and/or stores with low profitability

  ➢ Non-core businesses – weigh value of non-core businesses versus proceeds from a sale with consideration for the benefit of simplifying the Company to focus on turning around the core Bed Bath & Beyond franchise

- Effort would be made to allocate any and all cash to the highest return uses, including:

  ➢ Share repurchases

  ➢ Debt repurchases

  ➢ Reinvestment in the business



Source: Investor Group estimates

Turnaround Plan: Non-Core Assets

- In 2012, acquired Cost Plus World Market for $560.5mm (258 stores vs currently 277) - we estimate this asset could sell for over $400mm

- In 2003, acquired Christmas Tree Shops for $194.4mm (24 stores vs currently 81) - we estimate this asset could sell for ~$100mm or liquidated for ~$50mm

- PersonalizationMall was acquired for $190mm and was growing in the high-teens when it was acquired in 2016

- We believe buybuy BABY could be additive to Bed Bath's merchandise assortment, but would like to explore potential value to a private equity firm that would more aggressively grow the concept; divestiture of this asset would be dependent on potential proceeds

Estimated Proceeds from Sale of Non-Core Assets

	2018 Average Stores	Gross Sq. Ft. per Store (000's)	Sales per Square Foot	Sales per Store	Sales	EBITDA	EBITDA margin %	EV/ EBITDA Multiple	Enterprise Value
PersonalizationMall					$200	$14	7.0%	14.3x [1]	$200
Christmas Tree Shops	82	37.0	$200	$7.4	$609	$0	0.0%		$50
Cost Plus World Market	280	15.7	$260	$4.1	$1,141	$68	6.0%	6.0x	$411
buybuy BABY	122	30.0	$300	$9.0	$1,098	$88	8.0%	8.0x	$703
Total Company	484				$3,048	$170		8.0x	$1,364

Proceeds from sale of non-core assets could be $1.4 billion or approximately 1/2 of the enterprise value by selling only 23% of EBITDA



Source: SEC Filings, Investor Group estimates
(1) Assumes 1x revenue multiple

Table of Contents



100-Day Plan and Beyond: Summary

100-Day Plan and Beyond: Assess – Analyze – Develop - Implement			
1. Assess **1-4 Weeks**	**2. Analyze** **4-7 Weeks**	**3. Develop** **7-10 Weeks**	**4. Implement** **11-14 Weeks**
• Leadership talent • Culture • Organizational chart • Decision making processes • Customer research • Data warehouse • Technological capabilities • Analytical capabilities • Vendor relationships • Supply chain capabilities • Web design capabilities • Omnichannel capabilities • In-store capabilities • Risks	• SKU productivity • Price proposition • Open-to-buy and on-order • Vendor productivity • Supply chain expense • 4-wall profitability • Promotional effectiveness • Coupon attachment rate • Service economic and attachments • Test store results • Payroll analysis • Return on advertising • Non-core businesses	• Customer-centricity • In-store experience • Incentive compensation plan • Optimal headcount • Optimal payroll • Appropriate advertising channels • Sourcing structure • Vendor relationship • Test store plan • Lease actions • Investor relationship strategy • Non-core asset strategy • Capital allocation strategy	• Line reviews • Merchandise architecture • New categories and innovation • Direct sourcing • Private label • Centralized planning and allocation • Services • Vignettes and in-store experience • Store associate training • Omnichannel capabilities • Rent reduction • Cost cutting • Sale of non-core assets



Source: Investor Group estimates

144

Assessment of People and Culture

Human Resources

		Week														Quarters			Year 2	
	Pre-Vote	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Human Resources																				
Leadership																				
Appoint Interim CEO if candidate not identified																				
Establish CEO search committee																				
Establish Office of Strategy and business development																				
Establish swat teams of directors to oversee execution																				
Form and conduct committee meetings																				
CEO search																				
Culture																				
Talent Assessment																				
Determine at risk employees																				
Assess organizational chart and reporting lines																				
Evaluate case for addition by subtraction																				
Develop plan to more closely integrate organization																				
Incentive compensation																				
Assess existing plan at corporate and field																				
Develop plan to align compensation with profitability																				
Assess risks to new plan																				
Implement plan																				
Communication																				
Develop internal communication plan																				
Meet with senior leadership team																				
Address the organization regarding changes																				
Assess plan																				
Disseminate plan to senior leadership team																				
Disseminate plan to entire organization																				
Investor relations																				
Assess existing strategy to communicate																				
Evaluate options for business segment reporting																				
Quantify initiatives																				
Create road map for investors																				
Develop plan for guidance																				
Develop plan for investor day																				
Investor day																				



145

Shopping Experience: Sales Opportunity

Line Reviews and Merchandise Architecture

	Week														Quarters			Year 2	
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Line Reviews																			
SKU rationalization	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█
Analyze SKU productivity and profitability	█	█	█	█															
Analyze category profitability	█	█																	
Assess choice counts and redundancy					█	█	█	█											
Implement changes to test stores									█	█	█	█	█					█	
Implement changes																█	█	█	
Realize benefits																	█	█	█
Vendor rationalization	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█
Listening tour	█	█																	
Assess capabilities and performance			█		█	█													
Develop tactical plan for better economics					█	█	█	█	█										
Vendor and distributor summit							█	█	█	█									
Implement changes										█	█	█	█	█	█	█	█		
Realize benefits																█	█	█	█
Assess risk	█	█	█	█	█	█	█	█											
Assess aged inventory	█	█																	
Assess in house capabilities	█	█																	
Determine amount of clearance generated			█	█	█	█													
Develop strategy to clear exited programs			█	█	█	█													
Use stores identified to close for clearance							█	█	█	█	█	█	█	█					
Merchandise Architecture																			
Good, better, best hierarchy	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█
Analyze pricing, features and benefits	█	█	█	█															
Implement changes to open to buy plan					█	█	█	█											
Realize benefits															█	█	█		
Develop opening price points					█	█	█	█	█	█	█	█	█	█				█	█
Analyze competitor prices	█	█	█	█															
Establish supplier capabilities	█	█	█	█															
Implement changes to plan									█	█	█	█	█	█				█	█
Realize benefits															█	█	█	█	█
Establish culture of innovation	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█
Determine which vendors to partner with					█	█	█	█	█	█									
Implement culture of innovation in merchandise plan					█	█	█	█	█	█	█	█	█	█					



Shopping Experience: Sales Opportunity

New Categories, Private Label, Planning and Allocation, and Service

	Week														Quarters			Year 2	
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
New Categories																			
Analyze competitive offerings					■	■	■	■	■										
Determine opportunity in relevant/adjacent categories								■	■	■									
Assess excess space from SKU rationalization										■	■	■							
Establish vendor relationships												■	■	■	■				
Implement changes to plan																■	■		
Realize benefits																	■	■	■
Private Label																			
Review current private label portfolio	■	■	■	■	■														
Identify largest category opportunity					■	■	■	■											
Assess risks of moving programs overseas									■	■	■	■							
Determine in-house capabilities		■	■	■	■														
Assess vendor partner competency																			
Develop a comprehensive private brand strategy									■	■	■	■	■	■					
Develop programs with manufacturers															■	■	■		
Assess supply chain options	■	■	■	■	■	■	■	■											
Implement changes to plan															■	■	■		
Realize benefits																	■		■
Planning and Allocation																			
Review open to buy and on order	■	■	■	■															
Assess products on order	■	■	■	■															
Determine opportunity to reduce future purchases		■	■	■	■														
Shift responsibilities to centralized function									■	■	■	■	■	■	■	■	■	■	■
Assess store manager role in ordering product	■	■	■	■															
Assess risk of migrating to central planning			■	■	■	■													
Determine capabilities of corporate organization							■	■	■										
Develop plan to move more purchasing decision to corp.									■	■	■	■							
Implement plan															■	■	■	■	■
Service																			
Develop strategy to elevate service offering – stores and online									■	■	■	■	■	■					
Assess internal capabilities	■	■	■	■															
Assess integration of Decorist				■	■	■	■												
Assess registry and college business		■	■	■	■	■	■												
Develop plan to offer interior design services in store									■	■	■	■	■	■					
Implement plan																		■	■
Realize benefits																			■



Shopping Experience: Sales Opportunity

In-Store Experience

Task	Week 1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
In-Store Experience																			
Test stores	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█
Assess current results of test store program	█	█	█	█															
Systematize testing in test stores				█	█	█	█	█	█	█	█								
Immediately test SKU count reduction										█	█	█	█	█					
Deploy successful components to rest of the chain															█	█	█	█	█
Vignettes	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█				
Determine best categories for improved display						█	█												
Determine vendor capabilities						█	█	█	█	█	█								
Establish vendor partners to fund displays							█	█	█	█	█	█	█						
Determine other categories with potential										█	█	█	█	█					
Develop visual display with curated product										█	█	█	█	█	█				
Develop new interactive features of store	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█
Assess additional space						█	█	█	█	█									
Test concepts										█	█	█	█	█					
Develop plan to roll out most accretive																█	█		
Implement plan																	█	█	█
Signage	█	█	█	█	█	█	█	█	█	█	█	█	█	█					
Assess categories to benefit	█	█	█	█	█	█	█												
Determine potential for vendor funding			█	█	█	█	█	█											
Source material						█	█	█	█	█	█	█	█						
Roll out to stores																	█	█	█
Store associate training and certification	█	█	█	█	█	█	█	█	█	█	█	█	█	█					
Assess in store talent	█	█	█	█	█	█	█	█											
Assess training and evaluation capabilities	█	█	█	█	█	█	█	█											
Develop robust training platform					█	█	█	█	█	█	█	█	█	█	█				
Implement new store associate training program															█				



Shopping Experience: Sales Opportunity

Website and Omnichannel and Marketing

	Week														Quarters			Year 2	
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Website and Omnichannel																			
Functionality	█	█	█	█	█	█	█	█											
Evaluate ability and capability of platform(s)	█	█	█																
Assess technological capabilities			█	█	█	█													
Assess content and content creation	█	█	█																
Develop plan to address weaknesses							█	█	█	█	█								
Implement plan											█	█	█						
Realize benefits										█	█	█	█						
Integration with stores	█	█	█	█	█	█	█	█											
Assessment of capabilities								█											
Develop plan for in store/parking lot pick-up								█											
Assess line busting technology/self-check out				█	█	█	█	█											
Develop plan for mobile check out								█	█	█	█	█	█						
Develop plan for in-store information on mobile devices															█	█			
Marketing																			
Customer-centricity	█	█	█	█	█	█	█	█	█	█	█	█	█	█				█	█
Collect all internal customer data	█	█	█																█
Conduct consumer survey			█	█	█	█													
Review all existing internal information				█	█	█	█	█											
Develop plan for communication change with customer								█	█	█	█								
Implement plan															█				
Social community on line	█	█	█	█	█	█	█	█	█	█									
Assess content	█	█	█																
Assess process for content creation			█	█	█	█	█	█											
Establish a head of content, social and community								█	█	█									
Advertising	█	█	█	█	█	█	█	█	█	█	█	█	█						
Review budget and changes in historical spending	█	█	█																
Analyze results																			
Assess risks to change									█	█	█	█							
Develop plan for more efficient spending									█	█	█								
Develop plan to address new channels												█	█	█					
Implement plan												█	█	█					
Price messaging	█	█	█	█	█	█	█	█	█	█	█	█	█	█					
Assess price competitiveness	█	█																	
Develop plan to message competitiveness with coupons		█	█	█	█														
Develop plan to adopt message of price leadership		█	█	█															
Implement plan						█	█	█	█	█	█	█	█						
Loyalty program	█	█	█	█	█	█	█	█											
Assess and analyze	█	█	█	█															
Assess risk of changes				█	█	█	█	█											



Supply Chain: Gross Margin Opportunity

Supply Chain

	Week														Quarters			Year 2	
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Supply chain																			
Direct Sourcing																			
Assess sourcing infrastructure and capabilities																			
Assess risk of sourcing changes																			
Assess impact of store manager ordering																			
Assess ability to fulfil with cross dock																			
Assess vendor capabilities																			
Develop plan for direct sourcing																			
Implement plan																			
Realize benefits																			
Private label																			
Assess existing programs																			
Assess risk of sourcing changes																			
Assess in-house design capabilities																			
Assess ability to implement with direct sourcing																			
Assess vendor capabilities																			
Implement plan																			
Realize benefits																			
Cost based engineering																			
Assess popular price point of commodities																			
Determine largest opportunity in assortment																			
Work with manufactures to reverse engineer product																			
Develop plan																			
Implement plan																			
Promotional stance																			
Analyze coupon attachment rate and usage																			
Determine impact on SKU profitability																			
Assess the interaction between coupons and loyalty																			
Analyze coupon impact on initial markup's																			
Analyze instances of coupon stacking																			
Develop and implement changes																			



150

Supply Chain: Gross Margin Opportunity

Supply Chain (Continued)

	Week														Quarters			Year 2	
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Supply chain																			
Inventory turn																			
Assess open-to-buy process																			
Determine excess weeks of supply																			
Assess supply chain changes impact on turn																			
Determine optimal on hand inventory in stores																			
Test stores with optimal amount of inventory																			
Develop plan to increase velocity and flow																			
Implement plan																			
Distribution																			
Assess network of 3rd party distributors																			
Complete contract review																			
Determine opportunity to remove cost																			
Develop plan																			
Implement plan																			
Clearance																			
Assess clearance generated by SKU rationalization																			
Assess stores identified to close for clearance centers																			
Analyze amount of clearance created historically																			
Determine potential for increased turn/reduce clearance																			
Develop plan to reduce clearance																			
Implement plan																			
Realize benefits																			



151

Expense Reduction Opportunity

Corporate Cost Assessment and Advertising

	Week														Quarters			Year 2	
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Corporate cost assessment																			
Head count assessment	■	■	■	■	■	■	■	■	■	■	■	■	■	■					
Assess and understand growth in expenses	■	■	■																
Assess functions and responsibility	■	■	■																
Determine ability to reduce or increase span of control				■	■	■	■												
Develop plan					■	■	■			■	■	■	■						
Implement plan									■	■	■	■	■						
Salary assessment	■	■	■	■	■	■	■	■	■	■	■	■	■	■					
Hire compensation consultant	■	■																	
Conduct competitive title and wage analysis	■	■	■	■	■	■	■												
Analyze opportunity				■	■	■	■												
Develop plan									■	■	■	■							
Implement plan									■	■	■	■	■						
Advertising																			
Assess opportunity to increase customer acquisition	■	■	■	■	■	■	■	■	■	■	■	■							
Analyze return of FSI ("free standing insert") spending			■	■	■	■	■												
Analyze return of digital channels spending			■	■	■	■	■												
Develop plan to address opportunity									■	■	■	■							
Implement plan												■	■	■	■	■	■	■	■



152

Expense Reduction Opportunity

Store Operating Expenses and Real Estate

	Week														Quarters			Year 2	
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Stores																			
Migrate decision making to central organization	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█
Review consultants' work	█	█	█	█	█	█													
Review store labor optimization work	█	█	█	█	█	█													
Determine optimal amount of decentralization					█	█	█	█											
Develop plan to move optimal decision making									█	█	█	█							
Implement plan													█	█				█	
Review payroll	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█
Review consultants' work	█	█	█																
Assess opportunity to lower labor costs		█	█	█	█	█	█	█											
Assess opportunity in payroll full time vs. part time			█	█	█	█	█	█											
Assess risk of reduced hours						█	█	█											
Test increased payroll on customer focused activities									█	█	█	█						█	
Develop plan for optimal payroll hours and activities																	█	█	
Incentive compensation program	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█
Assess store compensation plan	█	█	█	█	█	█													
Develop incentive comp plan tied to performance					█	█	█	█											
Assess risk of changes to existing plan			█	█	█	█													
Implement incentive compensation plan									█	█	█	█	█	█	█	█	█		
Real Estate																			
Rent reduction and closures	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█	█
Analyze 4-wall profitability by store	█	█	█																
Assess impact to ecommerce around stores	█	█	█																
Conduct lease review			█	█	█	█	█												
Determine opportunity						█	█	█	█										
Develop plan to achieve savings									█	█	█	█							
Implement plan											█	█	█	█	█				
Realize benefits																	█	█	



Other Areas of Focus

Capital Allocation and Information Technology

	Week														Quarters			Year 2	
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Capital Allocation																			
Sale of owned space	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■
Assess owned real estate	■	■	■	■															
Assess profitability of owned stores	■	■	■	■															
Analyze accretion of sale proceeds vs profit contribution					■	■	■	■											
Inventory turn	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■
Capital expenditures	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■
Measure return of historical spending		■	■	■	■	■	■	■											
Assess requests for additional spending			■	■	■	■	■	■											
Non-core businesses	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■
Hire bankers	■	■	■	■															
Engage experts to determine stand alone profitability	■	■	■	■	■	■	■	■											
Assess degree of integration and synergy	■	■	■	■	■	■	■	■	■	■	■								
Initiate sale process	■	■	■	■	■	■	■	■	■	■	■	■	■						
Determine options based on synergy or accretion															■	■			
Information and Technology																			
Comprehensive review of systems	■	■	■	■	■	■	■	■	■	■	■	■	■						
Assess consultants work	■	■	■	■															
Assess internal capability	■	■	■	■															
Determine data warehouse functionality	■	■		■	■	■	■	■	■	■									
Compile and analyze all dashboard and summary reports	■	■	■	■	■	■	■	■											



Table of Contents



Turnaround Plan Forecast Overview

- Low-single digit declines in revenue annually driven by same store sales of -2.5% in 2019, -1.5% in 2020 and flat thereafter

- Closure of 20 to 40 stores annually for next four years

- No significant changes to couponing contemplated immediately, but intensity of couponing program will not be increased – any changes to coupon policy will require extensive testing

- ~350bps in EBITDA margin improvement over next 4 years driven by company-specific initiatives including:
    - Line reviews, increased private label penetration and direct sourcing initiatives to improve gross margin ~400bps, partially offset by 150bps of sales-driving investments
    - SG&A efficiencies ~150bps partially offset by 50bps of sales-driving investments

- Company halts acquisitions and repurchases shares at roughly 10x forward EPS as cash is generated over the forecast period

- $500m in cash generated from inventory reduction over the next 4 years (0.5x improvement in inventory turns) including the offset of a ~$125m decline in accounts payable balance – forecast also considers $150m in restructuring charges associated with executive team transition and SG&A reductions

- Potential sale of Cost Plus World Market, Christmas Tree Shops, PersonalizationMall or buybuy Baby not considered in forecast period, but provides optionality to sell businesses at accretive multiples

> **Result is over $5.00 of EPS and more than $600m in annual free cash flow in three to five years**



Source: Investor Group estimates

Turnaround Plan: EBITDA Margin Bridge

Investor Group believes profitability can be enhanced while investments in core capabilities and sales-driving initiatives are made to improve topline

100 bps to 190 bps

(100 bps) to (300 bps)

80 bps to 130 bps

220 bps to 360 bps

9% to 10%

~6%

2018 EBITDA Margin %

Line Reviews and Sourcing

Private Label

SG&A Efficiencies

Investments in Sales-Driving Initiatives

EBITDA Margin Target %

We believe targeted initiatives and improved execution can drive 300 bps to 400 bps of margin improvement over the next 4 years

 Source: SEC Filings, Investor Group estimates

157

Turnaround Plan: EBITDA Bridge

EBITDA Bridge: 2018 to 2022 Forecast

$'s in millions



$745
+$243 to $398
+$87 to $142
+$114 to $212
($105 to $323)
($75)
$1,053
2018 EBITDA
Line Reviews and Sourcing
Private Label
SG&A Efficiencies
Investments in Sales-Driving Initiatives
Sales Declines & Other
Target EBITDA

Even with modeling a conservative topline trajectory, margin improvement can drive over $1 billion in EBITDA annually in 4 years

Source: SEC Filings, Investor Group estimates

Turnaround Plan: EPS Bridge

EPS Bridge: 2018 to 2022 Forecast

+$0.63 to $1.18

+$1.29[1]

$5.35

+$0.49 to $0.79

+$1.36 to $2.22

($0.58 to $1.80)

$1.92

2018 Adjusted EPS | Line Reviews and Sourcing | Private Label | SG&A Efficiencies | Investments in Sales-Driving Initiatives | Share repurchase impact | 2022 EPS

We believe margin expansion and share repurchases drive a 150% increase in earnings per share by FY2022



Source: SEC Filings, Investor Group estimates
(1) Investor Group model conservatively assumes share repurchases at 10x forward PE as cash is generated resulting in the purchase of approximately 47 million shares at $39 per share on average over the next 4 years – actual share repurchase program will be determined by board depending on market prices and expected performance at time of decision

Investor Group Forecast: Income Statement

+$5 in Earnings Power over next three to five years

Summary Forecast $'s in millions	actual FY 2018	projected FY 2019	projected FY 2020	projected FY 2021	projected FY 2022	FY18 to FY22 Change
Ending stores	**1,531**	**1,504**	**1,480**	**1,461**	**1,447**	**(84)**
Ending gross store square footage (000's)	43,076	42,145	41,403	40,842	40,415	
Sales	**12,029**	**11,482**	**11,149**	**10,992**	**10,909**	**(1,120)**
same store sales %	(1.1%)	(2.5%)	(1.5%)	0.0%	0.0%	
impact from store closures %	0.4%	(2.0%)	(1.4%)	(1.4%)	(0.8%)	
Sales growth %	**(2.6%)**	**(4.5%)**	**(2.9%)**	**(1.4%)**	**(0.8%)**	
Gross profit	**4,104**	**3,923**	**3,887**	**3,943**	**4,049**	**(55)**
Gross margin %	34.1%	34.2%	34.9%	35.9%	37.1%	3.0%
Selling, general, administrative expenses (ex-D&A)	**3,284**	**3,157**	**3,035**	**2,966**	**2,927**	**(357)**
% of sales	27.3%	27.5%	27.2%	27.0%	26.8%	(0.5%)
growth %	(0.4%)	(3.9%)	(3.9%)	(2.3%)	(1.3%)	
Adjusted EBITDA	**745**	**707**	**792**	**912**	**1,053**	**309**
EBITDA margin %	6.2%	6.2%	7.1%	8.3%	9.7%	3.5%
Adjusted Net Income	**258**	**238**	**306**	**401**	**509**	**251**
Adjusted EPS	**$1.92**	**$1.88**	**$2.68**	**$3.85**	**$5.35**	
Average Diluted Shares Outstanding	*134*	*127*	*114*	*104*	*95*	



Source: SEC filings, Investor Group estimates and internal projections
Note: Investor Group model assumes conservative assumptions for share repurchase and capital structure; also assumes no benefit from value accretive divestitures

Investor Group Forecast: Cash Flow Forecast

$2.1 billion in cumulative free cash flow over the forecast period

Summary Forecast $'s in millions	actual FY 2018	projected FY 2019	projected FY 2020	projected FY 2021	projected FY 2022	FY19 to FY22 Total
FREE CASH FLOW:						
Adjusted EBITDA	**745**	**707**	**792**	**912**	**1,053**	**3,465**
Capital Expenditure	(325)	(350)	(350)	(300)	(300)	
Change in Working Capital	88	119	223	135	48	
Tax expense	19	(75)	(102)	(134)	(170)	
Interest expense, net	(69)	(59)	(59)	(57)	(57)	
Restructuring charges	-	(100)	(50)	-	-	
Stock-based comp and other	(48)	59	60	64	69	
Free Cash Flow	**409**	**301**	**514**	**621**	**644**	**2,080**
CASH USES:						
Share repurchase	**148**	**202**	**454**	**555**	**590**	**1,801**
Avg Fwd PE Multiple	8.6x	8.8x	10.0x	10.0x	10.0x	
BALANCE SHEET:						
Cash	995	1,019	1,011	1,015	1,014	
Debt	1,488	1,488	1,488	1,488	1,488	
Net Debt	**493**	**469**	**477**	**473**	**474**	
Inventory	**2,619**	**2,475**	**2,218**	**2,057**	**1,984**	
Inventory turns	3.0x	3.1x	3.3x	3.4x	3.5x	
Accounts Payable	*1,094*	*1,065*	*1,025*	*996*	*969*	



Source: SEC filings, Investor Group estimates and internal projections
Note: Investor Group model assumes conservative assumptions for share repurchase and capital structure; also assumes no benefit from value accretive divestitures

Table of Contents

IX.   Appendix



Appendix: ROIC Calculation

Bed Bath & Beyond ROIC History: ROIC = NOPAT / 4Q Trailing Average Debt & Equity

GAAP to Adjusted	FY 2003	FY 2004	FY 2005	FY 2006	FY 2007	FY 2008	FY 2009	FY 2010	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017	FY 2018
Sales	**$4,478**	**$5,148**	**$5,810**	**$6,617**	**$7,049**	**$7,208**	**$7,829**	**$8,759**	**$9,500**	**$10,915**	**$11,504**	**$11,881**	**$12,104**	**$12,216**	**$12,349**	**$12,029**
Cost of Goods Sold	**$2,601**	**$2,961**	**$3,324**	**$3,782**	**$4,124**	**$4,335**	**$4,621**	**$5,136**	**$5,569**	**$6,526**	**$6,938**	**$7,261**	**$7,484**	**$7,639**	**$7,906**	**$7,925**
Gross Profit	**$1,877**	**$2,186**	**$2,486**	**$2,835**	**$2,925**	**$2,873**	**$3,208**	**$3,623**	**$3,931**	**$4,389**	**$4,566**	**$4,620**	**$4,620**	**$4,576**	**$4,443**	**$4,104**
SG&A expense (Non-GAAP)	**$1,237**	**$1,394**	**$1,607**	**$1,909**	**$2,087**	**$2,199**	**$2,227**	**$2,334**	**$2,363**	**$2,751**	**$2,951**	**$3,077**	**$3,205**	**$3,441**	**$3,659**	**$3,698**
EBIT (GAAP)	**639**	**792**	**879**	**927**	**838**	**674**	**981**	**1,288**	**1,568**	**1,638**	**1,615**	**1,554**	**1,415**	**1,135**	**761**	**(87)**
One time gain on sale of RE	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(28)
Severence expense	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	11
Restructuring charges	-	-	-	-	-	-	-	-	-	-	-	-	-	-	18	-
Hurricanes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	5	-
Goodwill and intangible impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	510
Benefit from credit card litigation	-	-	-	-	-	-	-	-	-	-	-	(11)	-	-	-	-
Adj EBIT	**639**	**792**	**879**	**927**	**838**	**674**	**981**	**1,288**	**1,568**	**1,638**	**1,615**	**1,543**	**1,415**	**1,135**	**784**	**406**
Depreciation & Amortization	85	97	111	133	158	176	184	184	184	195	219	239	274	291	313	339
Adj EBITDA	**724**	**890**	**990**	**1,060**	**996**	**849**	**1,165**	**1,472**	**1,752**	**1,833**	**1,833**	**1,782**	**1,689**	**1,426**	**1,097**	**745**
EBITDA Margin %	*16.2%*	*17.3%*	*17.0%*	*16.0%*	*14.1%*	*11.8%*	*14.9%*	*16.8%*	*18.4%*	*16.8%*	*15.9%*	*15.0%*	*14.0%*	*11.7%*	*8.9%*	*6.2%*
Adj EBIT	639	792	879	927	838	674	981	1,288	1,568	1,638	1,615	1,543	1,415	1,135	784	406
Tax rate %	*38.5%*	*37.7%*	*37.4%*	*36.4%*	*36.5%*	*37.8%*	*39.1%*	*38.8%*	*37.0%*	*36.5%*	*36.6%*	*36.3%*	*37.3%*	*35.7%*	*37.4%*	*23.2%*
Taxes	(246)	(299)	(329)	(337)	(306)	(255)	(383)	(500)	(580)	(598)	(592)	(561)	(528)	(405)	(293)	(94)
NOPAT	**393**	**493**	**550**	**590**	**532**	**419**	**597**	**789**	**989**	**1,040**	**1,023**	**982**	**887**	**730**	**491**	**312**
Long-Term Debt	-	-	-	-	-	-	-	-	-	-	-	1,500	1,500	1,492	1,492	1,488
Total Shareholders' Equity	1,991	2,204	2,262	2,649	2,562	3,000	3,653	3,932	3,923	4,080	3,941	2,743	2,560	2,719	2,889	2,560
Add-back of impaired goodwill	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	510
Invested Capital	**1,991**	**2,204**	**2,262**	**2,649**	**2,562**	**3,000**	**3,653**	**3,932**	**3,923**	**4,080**	**3,941**	**4,243**	**4,060**	**4,211**	**4,381**	**4,558**
Average Invested Capital (TTM)	**1,742**	**2,215**	**2,431**	**2,578**	**2,489**	**2,816**	**3,356**	**3,825**	**3,920**	**3,963**	**4,026**	**4,317**	**4,061**	**4,101**	**4,250**	**4,436**
Return on Invested Capital	**22.6%**	**22.3%**	**22.6%**	**22.9%**	**21.4%**	**14.9%**	**17.8%**	**20.6%**	**25.2%**	**26.3%**	**25.4%**	**22.8%**	**21.8%**	**17.8%**	**11.5%**	**7.0%**

Source: SEC Filings, Company Transcripts



Appendix: Benchmarking Detail

$'s in millions - LFY Period with 10-K Filed Shown	BBBY	MIK	DKS	TSCO	TGT	HD	LOW	TJX	ROST	M	KSS	TCS	HOME	PIR	KIRK	TUES	WSM	BBY
Sales (GAAP)	12,029	5,272	8,437	7,911	75,356	108,203	71,309	38,973	14,984	25,739	20,229	857	1,166	1,799	647	1,006	5,672	42,879
Non-GAAP adjustments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3)	-
Sales (Non-GAAP)	12,029	5,272	8,437	7,911	75,356	108,203	71,309	38,973	14,984	25,739	20,229	857	1,166	1,799	647	1,006	5,668	42,879
Cost of goods (GAAP)		3,248	5,999	5,209	53,299	71,043	48,401	27,831	10,726	15,215	12,199	360	780	1,140	444	665	3,571	32,918
Non-GAAP adjustments	7,925	-	-	-	-	-	(33)	-	-	-	-	-	-	-	-	-	(6)	-
Cost of goods (Non-GAAP)[1]	7,925	3,248	5,999	5,209	53,299	71,043	48,368	27,831	10,726	15,215	12,199	360	780	1,140	444	665	3,565	32,918
SG&A (GAAP)	3,681	1,351	1,993	1,823	15,723	19,513	17,413	6,924	2,217	9,039	5,601	423	303	577	198	362	1,665	8,015
Non-GAAP adjustments	17	(3)	-	-	-	-	(1,908)	-	-	-	-	(13)	(51)	(7)	-	(1)	(44)	(20)
SG&A (Non-GAAP)[1]	3,698	1,349	1,993	1,823	15,723	19,513	15,505	6,924	2,217	9,039	5,601	410	252	570	198	361	1,621	7,995
Sales (Non-GAAP)[1]	12,029	5,272	8,437	7,911	75,356	108,203	71,309	38,973	14,984	25,739	20,229	857	1,166	1,799	647	1,006	5,668	42,879
Less: credit card income	-	-	-	-	(923)	(216)	(723)	-	-	(768)	(1,062)	-	-	-	-	-	-	-
Adjusted Sales	12,029	5,272	8,437	7,911	74,433	107,987	70,586	38,973	14,984	24,971	19,167	857	1,166	1,799	647	1,006	5,668	42,879
Cost of goods (Non-GAAP)[1]	7,925	3,248	5,999	5,209	53,299	71,043	48,368	27,831	10,726	15,215	12,199	360	780	1,140	444	665	3,565	32,918
Less: Rental expense including contingent rent	-	(424)	(531)	-	-	-	-	(1,700)	(570)	-	-	-	(108)	(262)	(57)	-	(272)	-
Less: CAM, real estate taxes, maintenance costs, and other occupancy	-	(64)	(80)	-	-	-	-	(255)	(85)	-	-	-	(16)	(29)	(9)	-	(305)	-
Less: Depreciation and amortization	-	-	(237)	-	(250)	(282)	(130)	(820)	(330)	(962)	-	-	(50)	-	(23)	-	(126)	(72)
Plus: Buying, sourcing, and design costs	-	-	-	79	2,261	-	-	-	-	772	405	-	-	36	13	-	113	-
Plus: Warehousing and distribution costs	-	-	-	210	-	-	-	-	-	-	312	34	-	-	-	-	170	-
Adjusted cost of goods (excluding occupancy)	7,925	2,761	5,151	5,497	55,310	70,761	48,238	25,057	9,741	15,025	12,916	394	606	886	369	665	3,145	32,846
Reported rental expense including contingent rents (reported)	610	424	531	342	251	1,156	616	1,700	570	327	301	86	108	262	57	118	272	768
Plus: CAM, real estate taxes, maintenance costs, and other occupancy	92	64	80	51	38	173	92	255	85	98	45	13	16	29	9	23	305	207
Adjusted occupancy expense	702	487	611	394	289	1,329	708	1,955	655	425	346	99	124	291	66	142	577	975
SG&A (Non-GAAP)	3,698	1,349	1,993	1,823	15,723	19,513	15,505	6,924	2,217	9,039	5,601	410	252	570	198	361	1,621	7,995
Less: Rental expense including contingent rent	(610)	-	-	(342)	(251)	(1,156)	(616)	-	-	(327)	(301)	(86)	-	-	-	(118)	-	(768)
Less: CAM, real estate taxes, maintenance costs, and other occupancy	(92)	-	-	(51)	(38)	(173)	(92)	-	-	(98)	(45)	(13)	-	-	-	(23)	-	(207)
Less: Depreciation and amortization	(339)	(124)	(6)	-	-	-	-	-	-	-	-	-	-	-	(7)	(26)	(63)	(698)
Less: Buying, sourcing, and design costs	-	-	-	(79)	(2,261)	-	-	-	-	(772)	(405)	-	-	(36)	(13)	-	(113)	-
Less: Warehousing and distribution costs	-	-	-	(210)	-	-	-	-	-	-	(312)	(34)	-	-	-	-	(170)	-
Adjusted SG&A	2,657	1,225	1,987	1,141	13,174	18,184	14,797	6,924	2,217	7,842	4,538	277	252	534	178	194	1,275	6,321
Less: advertising/marketing expense in SG&A	(450)	(195)	(322)	(83)	(1,494)	(1,156)	(963)	(446)	(80)	(1,162)	(990)	(33)	(35)	(106)	(13)	-	(390)	(777)
Adjusted SG&A (excluding advertising)	2,207	1,030	1,664	1,058	11,680	17,028	13,834	6,477	2,137	6,680	3,548	244	217	429	165	194	885	5,544
D&A expense	339	124	244	177	2,474	2,152	1,607	820	330	962	964	38	57	54	30	26	189	770
Adjusted EBITDA	745	799	689	879	6,584	17,929	7,566	5,038	2,372	2,447	2,429	87	184	88	35	5	671	2,736
Adjusted cost of goods (excluding occupancy) % of sales	65.9%	52.4%	61.1%	69.5%	73.4%	65.4%	67.6%	64.3%	65.0%	58.4%	63.8%	46.0%	51.9%	49.3%	57.0%	66.1%	55.5%	76.6%
Adjusted gross margin %	34.1%	47.6%	38.9%	30.5%	26.6%	34.6%	32.4%	35.7%	35.0%	41.6%	36.2%	54.0%	48.1%	50.7%	43.0%	33.9%	44.5%	23.4%
Adjusted occupancy expense % of sales	5.8%	9.2%	7.2%	5.0%	0.4%	1.2%	1.0%	5.0%	4.4%	1.7%	1.7%	11.5%	10.7%	16.2%	10.2%	14.1%	10.2%	2.3%
Adjusted SG&A % of sales	22.1%	23.2%	23.5%	14.4%	17.5%	16.8%	20.7%	17.8%	14.8%	30.5%	22.4%	32.3%	21.6%	29.7%	27.5%	19.3%	22.5%	14.7%
Adjusted SG&A (excluding advertising) % of sales	18.4%	19.5%	19.7%	13.4%	15.5%	15.7%	19.4%	16.6%	14.3%	26.0%	17.5%	28.4%	18.6%	23.8%	25.5%	19.3%	15.6%	12.9%
Adjusted EBITDA % of sales	6.2%	15.2%	8.2%	11.1%	8.7%	16.6%	10.6%	12.9%	15.8%	9.5%	12.0%	10.2%	15.8%	4.9%	5.4%	0.5%	11.8%	6.4%
Rent % of sales	5.1%	8.0%	6.3%	4.3%	0.3%	1.1%	0.9%	4.4%	3.8%	1.3%	1.5%	10.0%	9.3%	14.6%	8.8%	11.8%	4.8%	1.8%
Adjusted EBITDAR % of sales	11.3%	23.2%	14.5%	15.4%	9.1%	17.6%	11.5%	17.3%	19.6%	10.8%	13.5%	20.2%	25.0%	19.4%	14.2%	12.3%	16.6%	8.2%
Advertising % of sales	3.7%	3.7%	3.8%	1.1%	2.0%	1.1%	1.4%	1.1%	0.5%	4.5%	4.9%	3.8%	3.0%	5.9%	2.0%	0.0%	6.9%	1.8%
% of sales originating online	15.0%	1.9%	15.0%		7.1%	7.9%	4.0%	0.0%	0.0%	20.0%		18.0%	0.0%	26.0%	13.5%		54.4%	16.6%
% of sales exclusive brands / private label		60%	12%	31%						32%	42%	50%	70%				95%	
Avg number of stores	1,543	1,315	852	1,897	1,833	2,286	2,084	4,188	1,670	860	1,159	88	165	1,011	423	729	628	1,374
Avg gross retail square footage in period (000's)[2]	43,378	26,336	41,959	33,001	239,468	292,552	286,469	113,419	40,571	126,837	89,418	2,200	18,095	10,072	3,353	8,643	6,504	44,444
Avg selling square footage in period (000's)[2]	37,956	23,044	34,826	28,876	221,508	274,725	269,280	89,312	35,500	117,324	82,712	1,672	17,190	7,991	2,488	7,779	4,062	40,000
Avg square footage per store (000's)	28.1	20.0	49.3	17.4	130.6	128.0	137.5	27.1	24.3	147.6	77.2	25.0	110.0	10.0	7.9	11.9	10.4	32.4
Store sales / avg SSF	$269	$224	$206	$274	$316	$363	$254	$436	$422	$176	$245	$420	$68	$167	$225	$129	$637	$894
Total sales / avg SSF	$317	$229	$242	$274	$340	$394	$265	$436	$422	$219	$245	$513	$68	$225	$260	$129	$1,395	$1,072
Adjusted gross profit / avg SSF	$108	$109	$94	$84	$90	$136	$86	$156	$148	$91	$88	$277	$33	$114	$112	$44	$621	$251
Adjusted occupancy expense / avg SSF	$18	$21	$18	$14	$1	$5	$3	$22	$18	$4	$4	$59	$7	$36	$26	$18	$142	$24
Adjusted SG&A / avg SSF	$70	$53	$57	$40	$59	$66	$55	$78	$62	$67	$55	$165	$15	$67	$72	$25	$314	$158
Advertising / avg SSF	$12	$8	$9	$3	$7	$4	$4	$5	$2	$10	$12	$20	$2	$13	$5	$0	$96	$19
Adjusted SG&A (ex-advertising) / avg SSF	$58	$45	$48	$37	$53	$62	$51	$73	$60	$57	$43	$146	$13	$54	$66	$25	$218	$139
Adjusted EBITDA / avg SSF	$20	$35	$20	$30	$30	$65	$28	$56	$67	$21	$29	$52	$11	$11	$14	$1	$165	$68

Note: See footnotes on next page

Appendix: Benchmarking Detail

$'s in millions - LFY Period with 10-K Filed Shown	BBBY	MIK	DKS	TSCO	TGT	HD	LOW	TJX	ROST	M	KSS	TCS	HOME	PIR	KIRK	TUES	WSM	BBY
# of DC's and fullfillment centers	19	10	5	12	40	205	37	28	15		14	1	3	7	3	2	12	26
Supply chain square footage	7,200	4,663	4,451	5,268	51,688	56,100		19,000	11,338		10,464	1,100	1,947	5,600	1,074	1,800	9,290	14,256
Total sales / supply chain GSF	$1.7	$1.1	$1.9	$1.5	$1.5	$1.9		$2.1	$1.3		$1.9	$0.8	$0.6	$0.3	$0.6	$0.6	$0.6	$3.0
Employees	65,000	47,000	40,700	30,500	360,000	413,000	310,000	270,000	88,100	130,000	130,000	4,950	5,364	18,500	7,300	9,062	28,200	125,000
Total sales / employee (000's)	$185	$112	$207	$259	$209	$262	$230	$144	$170	$198	$156	$173	$217	$97	$89	$111	$201	$343
Adjusted SG&A (ex-advertising) / employee (000's)	$34	$22	$41	$35	$32	$41	$45	$24	$24	$51	$27	$49	$41	$23	$23	$21	$31	$44
EBITDA per Employee (000's)	$11	$17	$17	$29	$18	$43	$24	$19	$27	$19	$19	$18	$34	$5	$5	$1	$24	$22
Employees per thousand SSF	1.7	2.0	1.2	1.1	1.6	1.5	1.2	3.0	2.5	1.1	1.6	3.0	0.3	2.3	2.9	1.2	6.9	3.1
Capital expenditures	325	145	198	279	3,516	2,442	1,174	1,125	414	932	578	28	209	53	29	31	190	819
Capex % of sales	2.7%	2.8%	2.3%	3.5%	4.7%	2.3%	1.6%	2.9%	2.8%	3.6%	2.9%	3.2%	17.9%	3.0%	4.4%	3.1%	3.4%	1.9%
Capex / avg SSF	$8.6	$6.3	$5.7	$9.6	$15.9	$8.9	$4.4	$12.6	$11.7	$7.9	$7.0	$16.5	$12.2	$6.7	$11.6	$4.0	$46.8	$20.5
Inventory (4 quarter avg)	2,771	1,238	1,915	1,680	9,914	12,758	12,504	4,748	1,831	5,664	3,904	106	336	411	94	246	1,119	5,889
AR + inventory - accounts payables (4 quarter avg)	1,497	969	1,086	1,008	172	7,569	3,341	2,326	679	3,718	2,247	82	241	351	51	100	758	1,023
Net working capital (4 quarter avg)	854	650	695	798	(2,464)	1,784	(329)	15	108	1,137	1,435	38	158	285	26	109	419	(410)
Inventory turns (sales / inventory)	2.9x	2.2x	2.7x	3.3x	5.6x	5.5x	3.9x	5.3x	5.3x	2.7x	3.3x	3.7x	1.8x	2.2x	3.9x	2.7x	2.8x	5.6x
Accounts receivable	-	40	57	-	-	1,952	-	373	111	273	-	27	-	28	-	-	107	928
Inventories	2,771	1,238	1,915	1,680	9,914	12,758	12,504	4,748	1,831	5,664	3,904	106	336	411	94	246	1,119	5,889
Accounts payable	1,274	309	886	671	9,742	7,141	9,163	2,794	1,264	2,219	1,657	51	95	88	43	100	469	5,795
DSO	-	3	2	-	-	7	-	3	3	4	-	12	-	6	-	-	7	8
DIO - adj COGS	128	164	136	112	65	66	95	69	69	138	110	98	203	169	93	135	130	65
DPO - adj COGS	59	41	63	45	64	37	69	41	47	54	47	47	58	36	43	55	54	64
Cash conversion cycle (DSO + DIO - DPO) - adj COGS	69	126	75	67	1	36	25	32	24	88	64	62	145	139	50	80	82	9
Net working capital % of sales	7.1%	12.3%	8.2%	10.1%	(3.3%)	1.6%	(0.5%)	0.0%	0.7%	4.4%	7.1%	4.4%	13.5%	15.9%	4.0%	10.8%	7.4%	(1.0%)
% of stores owned	7.9%	0.0%	0.0%	7.0%	82.7%	90.0%	83.0%	0.0%	0.1%	41.5%	35.5%	0.0%	8.8%	0.0%	0.0%	0.0%	0.0%	2.3%

BBBY: Estimated CAM and other occupancy costs are approximately 15% of net rental expense; online sales estimated based on management commentary
MIK: Estimated CAM and other occupancy costs are approximately 15% of net rental expense;
DKS: Estimated CAM and other occupancy costs are approximately 15% of net rental expense; DKS reports non-selling square footage is generally approximately 17% of gross box
TSCO: Estimated CAM and other occupancy costs are approximately 15% of net rental expense; TSCO is one of only companies that discloses distribution center costs at 2.5% of sales; estimates buying costs of 1% of sales to adjust COGS to include buying costs likely reported in SG&A
TGT: Estimated CAM and other occupancy costs are approximately 15% of net rental expense (not impactful given TGT owns majority of their stores); estimates buying costs of 3% of sales to adjust COGS to include buying costs; assumes 7.5% different between net retail and gross retail square footage
HD: Estimated CAM and other occupancy costs are approximately 15% of net rental expense; assumes 7.5% different between net retail and gross retail square footage; HD square footage adjusted to include approximately 24k of outdoor garden space
LOW: Estimated CAM and other occupancy costs are approximately 15% of net rental expense; LOW does not include cost of outbound shipping to customers in COGS and this has not been adjusted in above schedule; adjusts "floor selling space" by 10% to estimate gross retail square footage; results shown back out impact of ASU 2014-09
   implemented in 2018; includes 32k SF from outdoor garden center for 1,790 Lowe's locations
TJX: Estimated CAM and other occupancy costs are approximately 15% of net rental expense;
ROST: Estimated CAM and other occupancy costs are approximately 15% of net rental expense; assumes "selling square footage" disclosed is net rather than gross and adjusts by 10% to imporve comparability
M: Estimated CAM and other occupancy costs are approximately 30% of net rental expense; estimates buying costs of 3% of sales to adjust COGS to include buying costs; assumes all D&A reported in COGS (disclosure poor); adjusted to remove revenues and estimated SG&A from private label credit card
KSS: Estimated CAM and other occupancy costs are approximately 15% of net rental expense; estimates buying costs of 2% of sales to adjust COGS to include buying costs not already considered in "product developement costs"
TCS: Estimated CAM and other occupancy costs are approximately 15% of net rental expense; assumes buying costs already considered in COGS and manufacturing cost; assumes supply chain and DC at 4% of sales to adjust COGS to include supply chain costs reported in SG&A
HOME: Estimated CAM and other occupancy costs are approximately 15% of net rental expense; assumes non-selling square footage 5% of gross box; includes impact of Company disclosed Non-GAAP addbacks
WSM: Assumes retail and ecommerce segment D&A part of reported occupancy expense with CAM, real estate taxes, and utilities making up the difference; estimates warehousing and distribution costs of 3% of sales and buy, source, design costs of 2% to adjust COGS to include supply chain costs reported in SG&A
PIR: CAM based on occupancy disclosure less net rental expense; estimates average gross square footage based on ending gross square footage of 10m vs net square footage of 7.9m at 3/3/18 year end; assumes buying costs of 2% of sales reported in SG&A (disclosure poor)
KIRK: Estimated CAM and other occupancy costs based on PIR other occupancy disclosure as a % of net rent including contingent rent expense; assumes buying costs of 2% of sales reported in SG&A (disclosure poor)
BBY: Estimated CAM and other occupancy costs based on total obligation occupancy disclosure as a % of net rent including contingent rent expense; estimated depreciation associated with supply chain in COGS based on HD cost per SF of DC space
(1) Adjusted for certain Non-GAAP adjustments called out by Company press releases to remove impairments, gains / loss on sale, restructuring charges, and other one-time items specifically called out in the Company's Non-GAAP adjustments; stock based compensation is not included in addbacks when applicable with exception of a one-time grant to the HOME CEO
(2) For all companies that only disclose net square footage or gross square footage assumes additional adjustment to get to get to gross square footage from net or "selling" square footage

Note: All financial data shown is for the last reported fiscal year period where a 10-K has been filed, except Bed Bath which is shown Fiscal Year 2018, but makes certain assumptions based on Investor Group estimates for figures provided in the 10-K, namely rent expense and advertising expense



Disclaimer – Important Information

The materials in this presentation (the "Materials") are for informational purposes only and may not be relied on by any person for any purpose and are not, and should not be construed as investment, financial, legal, tax or other advice. The Materials represent the opinions of Legion Partners Holdings, LLC, Macellum Advisors GP, LLC and Ancora Advisors, LLC, together with each of their affiliates (collectively "Investor Group") and have been compiled based on or derived from publicly available information. The Materials do not purport to be complete or comprehensive; or constitute an agreement, offer, a solicitation of an offer, or any advice to enter into or conclude any transaction or take or refrain from taking any other course of action (whether on the terms shown therein or otherwise).

The Materials contain " forward-looking statements. " Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as " may, " " will, " " expects, " " believes, " " anticipates, " " plans, " " estimates, " " projects, " " targets, " " forecasts, " " seeks, " " could " or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe the Investor Group's objectives, plans or goals are forward-looking. Any forward-looking statements are based on the Investor Group's current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Any representation, statement or opinion expressed or implied in any of the Materials is provided in good faith but only on the basis that no reliance will be placed on any of the contents therein. You should obtain your own professional advice and conduct your own independent evaluation with respect to the subject matter therein. The Investor Group expressly disclaims any responsibility or liability for any loss howsoever arising from any use of or reliance on any of the Materials or any of their contents as a whole or in part by any person, or otherwise howsoever arising in connection with the same. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The Investor Group is not under any obligation to provide any updated or additional information or to correct any inaccuracies in the Materials. Funds managed by the Investor Group currently beneficially own, and/or have an economic interest in, securities of Bed Bath & Beyond Inc. (the "Company"). These funds are in the business of trading, buying and selling securities. It is possible that there will be developments in the future (including changes in price of the Company' s securities) that cause one or more of such funds or accounts from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the Investor Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the Investor Group expressly disclaims any obligation to update such information. The Materials shall not constitute an offer to sell or the solicitation of an offer to buy any interests in any fund managed by the Investor Group.

The Investor Group has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.



Disclaimer – Important Information

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Legion Partners Holdings, LLC, a Delaware limited liability company ("Legion Partners Holdings"), Macellum Advisors GP, LLC, a Delaware limited liability company ("Macellum GP"), and Ancora Advisors, LLC, a Delaware limited liability company ("Ancora Advisors") together with the participants named herein, has filed a preliminary proxy statement and accompanying WHITE proxy card and intends to file a definitive proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of their slate of highly qualified director nominees at the 2019 annual meeting of shareholders of Bed Bath & Beyond Inc., a New York corporation (the "Company").

LEGION PARTNERS HOLDINGS, MACELLUM GP, AND ANCORA ADVISORS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT http://www.sec.gov. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The participants in the proxy solicitation are Legion Partners Holdings, Legion Partners, L.P. I, a Delaware limited partnership ("Legion Partners I"), Legion Partners, L.P. II, a Delaware limited partnership ("Legion Partners II"), Legion Partners Special Opportunities, L.P. XII, a Delaware limited partnership ("Legion Partners Special XII"), Legion Partners, LLC, a Delaware limited liability company ("Legion LLC"), Legion Partners Asset Management, LLC, a Delaware limited liability company ("Legion Partners Asset Management"), Christopher S. Kiper, Raymond T. White, Macellum GP, Macellum Home Fund, LP, a Delaware limited partnership ("Macellum Home"), Macellum Management, LP, a Delaware limited partnership ("Macellum Management"), Jonathan Duskin, Ancora Catalyst Institutional, LP, a Delaware limited partnership ("Ancora Catalyst Institutional"), Ancora Catalyst, LP, a Delaware limited partnership ("Ancora Catalyst"), Merlin Partners Institutional, LP, a Delaware limited partnership ("Merlin Institutional"), Ancora Merlin, LP, a Delaware limited partnership ("Ancora Merlin"), Ancora Special Opportunity Fund, a series of the Ancora Trust, an Ohio business trust ("Ancora Special Opportunity"), Ancora/Thelen Small-Mid Cap Fund, a series of the Ancora Trust, an Ohio business trust ("Ancora/Thelen"), Ancora Advisors, LLC, a Nevada limited liability company ("Ancora Advisors"), Frederick DiSanto, Victor Herrero Amigo, Theresa R. Backes, Joseph Boehm, David A. Duplantis, John E. Fleming, Sue Ellen Gove, Janet E. Grove, Jeffrey A. Kirwan, Jeremy I. Liebowitz, Jon Lukomnik, Cynthia S. Murray, Martine M. Reardon, Hugh R. Rovit, Joshua E. Schechter and Alexander W. Smith.



Disclaimer – Important Information

As of the date of this press release, Legion Partners I directly beneficially owns 3,452,124 shares of Common Stock, including 898,000 shares underlying long call options, Legion Partners II directly beneficially owns 199,952 shares of Common Stock, including 52,000 shares underlying long call options, Legion Partners Special XII directly beneficially owns 982,000 shares of Common Stock, including 200,000 shares underlying long call options, and Legion Partners Holdings directly beneficially owns 200 shares of common stock of the Company ("Common Stock") in record name and as the sole member of Legion Partners Asset Management and sole member of Legion LLC, Legion Partners Holdings may also be deemed to beneficially own the 3,452,124 shares of Common Stock beneficially owned directly by Legion Partners I, including 898,000 shares underlying long call options, 199,952 shares of Common Stock beneficially owned directly by Legion Partners II, including 52,000 shares underlying long call options, and 982,000 shares of Common Stock beneficially owned directly by Legion Partners Special XII, including 200,000 shares underlying long call options. As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special XII, Legion LLC may be deemed to beneficially own the 3,452,124 shares of Common Stock beneficially owned directly by Legion Partners I, including 898,000 shares underlying long call options, 199,952 shares of Common Stock beneficially owned directly by Legion Partners II, including 52,000 shares underlying long call options, and 982,000 shares of Common Stock beneficially owned directly by Legion Partners Special XII, including 200,000 shares underlying long call options. As the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special XII, Legion Partners Asset Management may be deemed to beneficially own the 3,452,124 shares of Common Stock beneficially owned directly by Legion Partners I, including 898,000 shares underlying long call options, 199,952 shares of Common Stock beneficially owned directly by Legion Partners II, including 52,000 shares underlying long call options, and 982,000 shares of Common Stock beneficially owned directly by Legion Partners Special XII, including 200,000 shares underlying long call options. As a managing director of Legion Partners Asset Management and managing member of Legion Partners Holdings, Mr. Kiper may be deemed to beneficially own the 3,452,124 shares of Common Stock beneficially owned directly by Legion Partners I, including 898,000 shares underlying long call options, 199,952 shares of Common Stock beneficially owned directly by Legion Partners II, including 52,000 shares underlying long call options, 982,000 shares of Common Stock beneficially owned directly by Legion Partners Special XII, including 200,000 shares underlying long call options and 200 shares of Common Stock beneficially owned directly by Legion Partners Holdings. As a managing director of Legion Partners Asset Management and managing member of Legion Partners Holdings, Mr. White may be deemed to beneficially own the 3,452,124 shares of Common Stock beneficially owned directly by Legion Partners I, including 898,000 shares underlying long call options, 199,952 shares of Common Stock beneficially owned directly by Legion Partners II, including 52,000 shares underlying long call options, 982,000 shares of Common Stock beneficially owned directly by Legion Partners Special XII, including 200,000 shares underlying long call options and 200 shares of Common Stock beneficially owned directly by Legion Partners Holdings. Macellum Home directly beneficially owns 446,415 shares of Common Stock, including 89,500 shares underlying long call options. As the investment manager of Macellum Home, Macellum Management may be deemed to beneficially own the 446,415 shares of Common Stock beneficially owned directly by Macellum Home, including 89,500 shares underlying long call options. As the general partner of Macellum Home, Macellum GP may be deemed to beneficially own the 446,415 shares of Common Stock beneficially owned directly by Macellum Home, including 89,500 shares underlying long call options. As the sole member of Macellum GP, Mr. Duskin may be deemed to beneficially own the 446,415 shares of Common Stock beneficially owned directly by Macellum Home, including 89,500 shares underlying long call options. Ancora Catalyst Institutional directly beneficially owns 244,195 shares of Common Stock, including 83,700 shares underlying long call options, Ancora Catalyst directly beneficially owns 18,380 shares of Common Stock, including 6,300 shares underlying long call options, Merlin Institutional directly beneficially owns 235,455 shares of Common Stock, including 81,000 shares underlying long call options, Ancora Merlin directly beneficially owns 27,121 shares of Common Stock, including 9,000 shares underlying long call options, Ancora Special Opportunity directly beneficially owns 20,000 shares of Common Stock and Ancora/Thelen directly beneficially owns 96,780 shares of Common Stock. As the investment advisor to each of Ancora Catalyst Institutional, Ancora Catalyst, Merlin Institutional, Ancora Merlin, Ancora Special Opportunity, Ancora/Thelen and certain separately managed accounts, including accounts held by owners and employees of Ancora Advisors of which Ancora Advisors has sole voting and dispositive power over (collectively, the "SMAs"), Ancora Advisors may be deemed to beneficially own the 244,195 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, including 83,700 shares underlying long call options, 18,380 shares of Common Stock beneficially owned directly by Ancora Catalyst, including 6,300 shares underlying long call options, 235,455 shares of Common Stock beneficially owned directly by Merlin Institutional, including 81,000 shares underlying long call options, 27,121 shares of Common Stock beneficially owned directly by Ancora Merlin, including 9,000 shares underlying long call options, 20,000 shares of Common Stock beneficially owned directly by Ancora Special Opportunity, 96,780 shares of Common Stock beneficially owned directly by Ancora/Thelen and 1,184,127 shares of Common Stock held in the SMAs. As the Chairman and Chief Executive Officer of Ancora Advisors, Mr. DiSanto may be deemed to beneficially own the 244,195 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, including 83,700 shares underlying long call options, 18,380 shares of Common Stock beneficially owned directly by Ancora Catalyst, including 6,300 shares underlying long call options, 235,455 shares of Common Stock beneficially owned directly by Merlin Institutional, including 81,000 shares underlying long call options, 27,121 shares of Common Stock beneficially owned directly by Ancora Merlin, including 9,000 shares underlying long call options, 20,000 shares of Common Stock beneficially owned directly by Ancora Special Opportunity, 96,780 shares of Common Stock beneficially owned directly by Ancora/Thelen and 1,184,127 shares of Common Stock held in the SMAs. As of the date hereof, John E. Fleming directly beneficially owns 5,000 shares of Common Stock. As of the date hereof, none of Frederick DiSanto, Victor Herrero Amigo, Theresa R. Backes, Joseph Boehm, David A. Duplantis, Sue Ellen Gove, Janet E. Grove, Jeffrey A. Kirwan, Jeremy I. Liebowitz, Jon Lukomnik, Cynthia S. Murray, Martine M. Reardon, Hugh R. Rovit, Joshua E. Schechter or Alexander W. Smith own beneficially or of record any securities of the Company.

